ORIGINAL


07085562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

RECEIVED
DEC 20 2007
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Skillstorm Online Learning, Inc.

(Exact name of issuer as specified in its charter)

Washington

(State or other jurisdiction of incorporation or organization)

3518 Fremont Ave. North
Suite 399
Seattle, Washington 98103
(206) 420-1215

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

PROCESSED
DEC 26 2007
THOMSON
FINANCIAL

Greg Heuss
3518 Fremont Ave. North
Suite 399
Seattle, Washington 98103
(206) 420-1215

(Name, address, including zip code, and telephone number, including area code, of agent for service)

7999	56- 2555375
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but sees Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Colin Innes, Chairman of the Board
Business Address:
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215
Residential Address:
44 Midvalley Crescent SE
Calgary, Alberta, Canada
T2X 1N3

Greg Heuss, Director
Business Address:
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215
Residential Address:
3627 C Dayton Avenue North
Seattle, WA 98103

(b) the issuer's officers;

Colin Innes, President and Chief Executive Officer
Business Address:
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

Residential Address:
44 Midvalley Crescent SE
Calgary, Alberta, Canada
T2X 1N3

Greg Heuss, Chief Operating Officer

Business Address:
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215

Residential Address:
3627 C Dayton Avenue North
Seattle, WA 98103

Ted Williams, Chief Financial Officer
Business Address:

3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
(206) 420-1215
Residential Address:
88 Strathclair Rise SW
Calgary, Alberta, Canada T3H 1G4

(c) the issuer's general partners;

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

As of the date of this filing, 1441966 Ontario Inc., a Canadian corporation ("1441966 Ontario"), owns 14,000,000 shares of common stock of the Company (approximately 45.0% of the total issued and outstanding). 1441966 Ontario's address is 44 Midvalley Crescent SE, Calgary, Alberta, Canada T2X 1N3.

As of the date of this filing, Cambridge Partners, LLC ("Cambridge") owns 3,000,000 shares of common stock of the Company (approximately 9.6% of the total issued and outstanding). Cambridge's address is 601 Union St, Suite 4500, Seattle, WA 98101. Cambridge assigned 793,750 of its shares to Steve Careaga (see below).

As of the date of this filing, Saratoga Capital Partners, LLC ("Saratoga Capital") owns 2,738,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding). Saratoga Capital's address is 601 Union Street, Suite 4500, Seattle, WA 98101.

As of the date of this filing, The Otto Law Group, PLLC ("Otto Law") owns 2,688,750 shares of common stock of the Company (approximately 8.6% of the total issued and outstanding). Otto Law's address is 601 Union Street, Suite 4500, Seattle, WA 98101. The residential address of David M. Otto, Principal of Otto Law, is 4553 52nd Ave NE, Seattle, WA 98105.

As of the date of this filing, Monty Abbott owns 1,895,000 shares of common stock of the Company (approximately 6.1% of the total issued and outstanding). Mr. Abbott's residential address is 8871 SE Clearwater, Port Orchard, WA 98367.

As of the date of this filing, according to the most recent report from the Company's transfer agent, National Stock Transfer, Steve Careaga is the record owner of 1,688,750 shares of common stock of the Company (approximately 5.4% of the total issued and outstanding). However, Mr. Careaga is the beneficial owner of 2,482,500 shares of common stock as a result of an assignment of 793,750 shares from Cambridge to Mr. Careaga. Cambridge is the record holder of 3,000,000 shares, but the beneficial holder of 2,206,250. Mr. Careaga's business address is 4916 Point Fosdick Dr., Suite 102, Gig Harbor, WA 98335. Mr. Careaga's residential address is 7235 No. Creek Loop, Gig Harbor, WA 98335.

As of the date of this filing, Otto Capital Holdings, Inc. ("Otto Capital Holdings") owns 1,688,750 shares of common stock of the Company (approximately 5.4% of the total issued and outstanding). Otto Capital Holdings' address is 601 Union Street, Suite 4500, Seattle, WA 98101.

As of the date of this filing, Colin Innes owns 1,000,000 shares of Series B preferred stock of the Company (approximately 100.0% of the total issued and outstanding).

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

As of the date of this filing, Colin Innes, Chief Executive Officer and President of the Company owns 6,542,670 shares of common stock of the Company (approximately 21.0% of the total issued and outstanding), through his personal holdings and equity interest in 1441966 Ontario.

As of the date of this filing, Thomas Niendorf owns 6,542,660 shares of common stock of the Company (approximately 21.0% of the total issued and outstanding) through his equity interest in 1441966 Ontario. Mr. Niendorf's address is 60 Chapalina Rise S.E., Calgary, Alberta, Canada T2X 3X5.

As of the date of this filing, Monty Abbott owns 2,895,000 shares of common stock of the Company (approximately 9.3% of the total issued and outstanding). Mr. Abbott's residential address is 8871 SE Clearwater, Port Orchard, WA 98367.

As of the date of this filing, David M. Otto owns 2,895,000 shares of common stock of the Company (approximately 9.3% of the total issued and outstanding) through his beneficial interests in Otto Law and Cambridge Partners.

As of the date of this filing, Dave Moore owns 2,738,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding) through his beneficial ownership interest in Saratoga Capital. Mr. Moore's address is 502 South Sullivan Road, Suite 102, Spokane Valley, WA 99037.

As of the date of this filing, Steve Careaga owns 2,482,500 shares of common stock of the Company (approximately 8.0% of the total issued and outstanding). Mr. Careaga is the record owner of 1,688,750 shares of common stock of the Company. However, he is the beneficial owner of an additional 793,750 shares of common stock, which were assigned to Mr. Careaga from Cambridge Partners.

As of the date of this filing, John Otto owns 2,688,750 shares of common stock of the Company (approximately 8.8% of the total issued and outstanding) through his beneficial ownership of Otto Capital Holdings, which includes the shares assigned from David M. Otto. Mr. Otto's address is 1910 Oakes Ave, Everett WA 98201.

(f) promoters of the issuer;

Colin Innes
Business Address:
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103

Residential Address:
44 Midvalley Crescent SE
Calgary, Alberta, Canada
T2X 1N3

Greg Heuss
Business Address:
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103

Residential Address:
3627 C Dayton Avenue North
Seattle, WA 98103

Ted Williams
Business Address:
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103

Residential Address:
88 Strathclair Rise SW
Calgary, Alberta, Canada T3H 1G4

(g) affiliates of the issuer;

None.

(h) counsel to the issuer with respect to the proposed offering;

The Otto Law Group, PLLC
601 Union Street, Suite 4500
Seattle, Washington 98101
Attention: David M. Otto, Esq.

(i) each underwriter with respect to the proposed offering;

There is no underwriter. Issuer is selling securities.

(j) the underwriter's directors;

Not Applicable

(k) the underwriter's officers;

Not Applicable

(l) the underwriter's general partners; and

Not Applicable

(m) counsel to the underwriter.

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

> The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.
>
> Not Applicable. The proposed Offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

> Not Applicable. Issuer will sell the Securities.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

> Issuer will market and sell the shares solely to accredited investors in California, New York, Connecticut, Florida, Minnesota, Nevada, Washington, Texas, Washington, D.C. and New Jersey. The Company will directly contact individuals that, to its knowledge, are accredited investors interested in investing in development stage companies.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

> Skillstorm Online Learning, Inc.

(2) the title and amount of securities issued;

> Common stock and debentures, listed below.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Regulation S Sales

During the months of November and December 2005, pursuant to Regulation S under the 1933 Securities Act, as amended (the "Securities Act"), Skillstorm issued shares of its common stock to the following persons, all of whom are Canadian citizens and residents of Canada:

Name	Relationship to Company	Number of Shares	Price per share	Aggregate Offering Price
Kouresh Kazemi	Friend	10,000	$.85	$8,500
Scott Makin	Friend	10,000	$.85	$8,500
Gary Matthews Family Trust	Friend	6,374	$.85	$5,417.90
Gary Matthews Family Trust	Friend	50,000	$1.06	$53,000
John Zutter	Friend	25,000	$1.06	$26,500
Hilda Fallows	Friend	2,000	$1.06	$2,120
Bill Williams	Family	4,126	$.85	$3,507.10
Chelsey Innes	Family	2,000	$.85	$1,700
Ted Williams	Officer	1,000	$.85	$850

Section 4(2) Unit Sales

The Company issued four convertible debenture units for $25,000 each (the "Units") during the first and second quarters in 2006, pursuant to a private placement offering under Section 4(2) of the Act (the "Private Placement Offering"), for an aggregate total of $100,000 during that period. 2 Units were issued to Kevin Luetje for total of $50,000 (at $25,000 each). Mr. Luetje is an "Accredited Investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and executed a subscription agreement which provided that the securities being issued were "restricted securities" under Rule 144 of the Securities Act. The securities also bore a restrictive legend.

Regulation S Unit Sales

1 Unit was issued to Gary Matthews, a friend of Colin Innes, for $25,000, and 1 Unit was issued to Curtis Joynt, a friend of Colin Innes, for $25,000. Mr. Matthews and Mr. Joynt are non-U.S. persons under Reg. §230.902 and §230.903 of Regulation S.

Each Unit has a 12% coupon rate and a warrant to purchase 25,000 shares at $.001 per share and can be converted into common stock of the Company at the higher of (1) $0.10 per share or (2) 75% of the average price at the close of the price over the last 10 trading days. Approximately $10,000 of the proceeds from the issuance of the debentures and warrants were use to pay legal expenses of the Company, with the balance of $90,000 going to the Company.

SUBSEQUENT EVENTS

In September 2006, the Company engaged Pegasus Advisory Group, Inc. ("Pegasus") as a corporate and financial advisor to the Company (the "Pegasus Agreement"). Under the Pegasus Agreement, Pegasus agreed to 1) assist the Company in properly structuring its capitalization in preparation for a listing on the Pink Sheets; ii) advise the Company on proper asset transfer in regards to intellectual property; iii) work with the Company's attorneys; (iv) collaborate with the Company's accountants; (v) advise on the proper shareholding structure; and (vi) identify a sponsoring brokerage firm and managing the process of the 15(c)-211 filing.

As consideration for providing its services, the Company issued a Convertible Note (the "Note") for services to Pegasus in the principal amount of $200,000.00, bearing an interest rate of 2% per annum. A copy of this note is included in the Part III as Exhibit 3(b). The Note matures on September 28, 2008. In the event that the Company offers shares of common stock pursuant to a Form 1-A that is deemed qualified, Pegasus ("Regulation A Offering"), at its election, may convert the Note at any time on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering, on the same terms offered to the investors of the Regulation A Offering. Therefore, the Note has a conversion price equal to the price of securities sold or offered for sale in this or any qualified Regulation A Offering of the Company. During the period the conversion right exists, the Company will reserve from its authorized and unissued common stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of common stock upon the full conversion of the Note. Any portion of the principal and interest on the Note which is not converted shall become due and payable on September 28, 2008. There are no agreements or arrangements in place for Pegasus making an election to convert the Note into common stock of the Company.

The Company is required at all times to have authorized and reserved two times the number of shares that is actually issuable upon full conversion of the Note. In addition, if the Company issues any securities or makes any changes to its capital structure which would change the number of shares of common stock into which the Note shall be convertible at the ten current conversion price, the Company shall at the same time make proper provisions so that thereafter there shall be a sufficient number of shares of common stock authorized and reserved, free from preemptive rights, for conversion of any outstanding Note. The Company, in the event of a qualified Regulation A Offering, also has the option to cause Pegasus to convert, in whole or in part, into the stock offered in the Regulation A Offering on the terms offered to the investors of such a qualified Regulation A Offering. It will be the responsibility of the Company to effectuate or cause its transfer agent to effectuate the issuance of common stock upon conversion of all or part of the Note.

On November 13, 2006, the Company's Board of Directors authorized the Company to issue 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock"). to Colin Innes, the Company's Chairman, President and Chief Executive Officer. Consideration paid by Mr. Innes for 1,000,000 shares of Series B Preferred Stock was

$0.001 each, for an aggregate value of $1,000.00. This stock was issued to Mr. Innes in exchange for his prior, current and future management contributions to the Company as its primary founder. At present there is no employment agreement in place with Mr. Innes. Mr. Innes will continue to serves as the Company's Chairman, President and Chief Executive Officer, and the Company anticipates that it will enter into an employment agreement with Mr. Innes shortly after the consummation of this Offering.

On November 14, 2006, the Company issued a fifth Unit pursuant to the Private Placement Offering to Brent Ludwig for $25,000.00, under the same terms as the previous Unit sales. As of January 1, 2007, none of the Units had been converted into common stock of the Company and no warrants had been exercised. Subsequently, in November 2006, the Company terminated the Private Placement Offering.

During the months of February through May 2007, the Company received $68,537.25 through the issuance of eight (8) convertible promissory notes (the "Notes") to the following individuals in the amounts set forth below:

Name	Relationship to Company	Date of Note	Amount
Peter Malakoane	Company consultant	Feb 20, 2007	$8,537.25
PK Naidoo	Friend	Mar 22, 2007	$10,000.00
Fred Kerr	Friend	April 30, 2007	$5,000.00
Pat Arnieri	Friend	May 7,2007	$5,000.00
Al Cook	Friend	May 9, 2007	$25,000.00
Peter Weichler	Friend	May 7, 2007	$5,000.00
Stajan Warner	Friend	Mar 13, 2007	$5,000.00
Ilie Onulov	Friend	Mar 13, 2007	$5,000.00
			$68,537.25

Each of the Notes carries a ten percent (10%) interest per annum. The form of the Note is included in Part III as Exhibit 3(c). All outstanding principal together with interest on the Notes shall convert into Common Stock of the Company upon the Company's Form 1-A being declared effective by the Securities and Exchange Commission ("SEC"), for which the Common Stock shall be registered on Form 1-A. If the Company's Form 1-A is not declared effective by the SEC, at any time prior to the Maturity Date, which is defined as one year from the date each of the Notes is issued, the holder has the option to convert the Note into Common Stock at a conversion rate of $.05 per share. Provided, however, that in the event the Holder elects not to convert this Note, this Note shall remain a legally valid promissory note and all principal and interest shall be due no later than the Maturity Date.

(4) the names and identities of the persons to whom the securities were issued.

Please refer to the table in Question (3), above, as well as the transactions described in the "Subsequent Events" subsection of Question (3).

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Company's securities were sold: 1) pursuant to 4(2) of the Act and solely to "accredited investors," as that term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"); or 2) to non-U.S. persons as defined in Reg. §230.902 (k)(2) of Regulation S. The sale made under 4(2) was made to an "accredited investor" who executed a subscription agreement providing that the securities being issued were "restricted securities" under Rule 144 of the Securities Act. The securities also bore a restrictive legend. All securities sold under Regulation S were securities issued only to foreigners, who were Canadian citizens residing in Canada.

The sales were made as follows:

Regulation S Sales

During the months of November and December 2005, pursuant to Regulation S under the 1933 Securities Act, as amended (the "Securities Act"), Skillstorm issued shares of its common stock to the following persons, all of whom are Canadian citizens and residents of Canada:

Name	Identity	Number of Shares	Price per share	Aggregate Offering Price
Kouresh Kazemi	Friend	10,000	$.85	$8,500
Scott Makin	Friend	10,000	$.85	$8,500
Gary Matthews	Friend	6,374	$.85	$5,417.90

Family Trust				
Gary Matthews Family Trust	Friend	50,000	$1.06	$53,000
John Zutter	Friend	25,000	$1.06	$26,500
Hilda Fallows	Friend	2,000	$1.06	$2,120
Bill Williams	Family	4,126	$.85	$3,507.10
Chelsey Innes	Family	2,000	$.85	$1,700
Ted Williams	Officer	1,000	$.85	$850

Section 4(2) Unit Sales

The Company issued four convertible debenture units for $25,000 each (the "Units") during the first and second quarters in 2006, pursuant to a private placement offering under Section 4(2) of the Act (the "Private Placement Offering"), for an aggregate total of $100,000 during that period. 2 Units were issued to Kevin Luetje for total of $50,000 (at $25,000 each). Mr. Luetje is an "Accredited Investor" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, and executed a subscription agreement which provided that the securities being issued were "restricted securities" under Rule 144 of the Securities Act. The securities also bore a restrictive legend.

Regulation S Unit Sales

1 Unit was issued to Gary Matthews, a friend of Colin Innes, for $25,000, and 1 Unit was issued to Curtis Joynt, a friend of Colin Innes, for $25,000. Mr. Matthews and Mr. Joynt are non-U.S. persons under Reg. §230.902 and §230.903 of Regulation S.

Each Unit has a 12% coupon rate and a warrant to purchase 25,000 shares at $.001 per share and can be converted into common stock of the Company at the higher of (1) $0.10 per share or (2) 75% of the average price at the close of the price over the last 10 trading days. Approximately $10,000 of the proceeds from the issuance of the debentures and warrants were use to pay legal expenses of the Company, with the balance of $90,000 going to the Company.

Each of the investors received a private placement memorandum and completed a subscription agreement. The securities have not been registered under the Securities Act of 1933, as amended (the "Act"), and were offered pursuant to the exemption provided by Section 4(2) of the Act (for a transaction by an issuer not involving any public offering).

The services provided by Pegasus Advisory Group ("Pegasus") include assisting the Company in properly structuring its capitalization in preparation for a listing on the Pink Sheets, working with the Company's attorneys and accountants on corporate governance issues and managing the process of the 15(c)-211 filing.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable.

(2) To stabilize the market for any of the securities to be offered;

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable.

PART II–OFFERING CIRCULAR MODEL A

Skillstorm Online Learning, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Shares of Common Stock

Maximum number of securities offered: 18,000,000 shares

Minimum number of securities offered: No Minimum

Price per security: $0.05

Total proceeds: If maximum sold: $900,000 If minimum sold: $ N/A

(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes [x] No
If yes, what percent is commission of price to public? ________ %	N/A
Is there other compensation to selling agent(s)?	[ ] Yes [x] No
Is there a finder's fee or similar payment to any person?	[ ] Yes [x] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained?	[ ] Yes [x] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [x] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE

SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.

[ ] Is in the development stage.

[x] Is currently conducting operations.

[ ] Has shown a profit in the last fiscal year.

[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
____________	________________	__________________
____________	________________	__________________
____________	________________	__________________

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

	Page
The Company	2
Risk Factors	2
Business and Properties	8
Offering Price Factors	25
Use of Proceeds	29
Capitalization	33
Description of Securities	34
Plan of Distribution	37
Dividends, Distributions and Redemptions	39
Officers and Key Personnel of the Company	40
Directors of the Company	45
Principal Stockholders	47
Management Relationships, Transactions and Remuneration	48
Litigation	50
Federal Tax Aspects	51
Miscellaneous Factors	51
Financial Statements	51
Management's Discussion and Analysis of Certain Relevant Factors	70

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 199 pages.

THE COMPANY

1. Exact corporate name: Skillstorm Online Learning, Inc.

   State and date of incorporation: The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

   The Company is currently conducting operations, but its operations do not provide sufficient revenue to either sustain or expand operations, and the Company does not otherwise have the capital necessary to expand its operations. The Company plans to expand its operations with the proceeds raised from this Offering.

   Street address of principal office: 3518 Fremont Avenue, Suite 399, Seattle, Washington 98103

   Company Telephone Number: (206) 420-1215

   Fiscal year: December 31st

   Person(s) to contact at Company with respect to offering: Colin Innes

   Telephone Number (if different from above): (403) 256-8808 ext. 111

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) **Best Efforts: No Assurance That Shares Will Be Purchased; No Minimum Offering; Escrow Account; Need for Additional Capital**: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. All subscription funds will be wired or sent to the "Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account", 601 Union Street, Suite 4500, Seattle, Washington 98101, which the Otto Law Group will hold in escrow pending review of the subscription documents and adequacy of consideration, prior release of the escrow funds to the Company. Once the Company accepts the subscriptions they will be deemed irrevocable.

   (2) **The Company Plans An Ambitious Development Program That May Require The Net Proceeds From This Offering**: If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's marketing plans would not adversely affect the Company's business, financial condition and results of operations. Some of our training programs which are currently in post-production are critical to your success, and the financial required for this post-production activity, particularly including the U-17 and U-19 trading programs, is projected to be $200,000. If additional funds are needed to produce and market its products and services, the Company may be

required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

(3) **As a Development-Stage Company, Funds Received From This Offering May Not be Sufficient to Sustain the Operations Expectations Described In This Offering Circular**: There is no certainty that the Company will be successful in developing the business of the Company described herein, or that its facilities and employees will be capable of satisfactorily carrying out such business. Prospective investors are being furnished with limited historical financial information about the Company upon which to base an evaluation of its performance and an investment in the Common Stock offered hereby. The Company has limited resources and is dependent upon this Offering to allow it to continue its operations. The Company currently has insignificant sales through its web site traffic. The proceeds of the Offering, however, and the Company's other resources may not be sufficient for the Company to implement its current business plan, and the Company may have inadequate funds to finance its operations for the twelve months following the Offering and, therefore, may need to seek additional financing. As a new enterprise, it is likely to be subject to risks that management has not anticipated. The Company has entered into a consulting services agreement with Pegasus Advisory Group, Inc. ("Pegasus"), for which Pegasus received a $200,000 promissory note. Even if the maximum subscriptions in this Offering are sold, the Company expects that it will owe $100,000 of the principal, plus interest, on the promissory note to Pegasus, which Company intends to pay out of future Company earnings. (See "Use of Proceeds").

(4) **There is the Possibility That a Very Nominal Number of Shares Will be Sold In This Offering**: In that case, the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to its becoming profitable. The Company expects these initial expenses to result in significant operating losses as the costs of the acquisition of subscribers, web site content and licensing rights of content are expected to be substantial. All content production and technology development costs must be borne by the Company until the Company is able to generate adequate revenues from sales of subscriptions to its web content service, such revenues of which there can be no assurance.

(5) **We Have Not Been Profitable to Date, We May Never Be Profitable and We Anticipate Continued Losses for the Foreseeable Future**: To date, we have not been profitable. We cannot assure you that we will ever achieve or sustain profitability. We reported operating losses of 731,871 for 2006 and $509,340 for 2005. We expect to incur operating losses for the foreseeable future. In particular, we intend to invest heavily in research and development (R&D) and sales and marketing. No actual R&D funds were spent in fiscal years 2006 or 2005, but funds were spent to acquire initial technology. Even if revenues meet levels we anticipate, or if our costs and expenses exceed our expectations, we could continue to sustain losses, and our business and the price of our common stock may be harmed. See notes accompanying financial statements for information on our history of losses and anticipation of continued losses.

(6) **Potential Need for Additional Financing**: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

(7) **As a Non-Reporting Issuer, There May Be a Limited Trading Market for The Company's Securities Due, In Part, to Brokers Not Having Current Information On The Company**: Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. The Company intends to provide updated information on the Company, including quarterly financials and an updated management discussion and analysis on material Company events. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

(8) **The Company has Issued 1,000,000 Shares of Preferred Stock to its Chief Executive Officer, with 250 votes per share.** In November 2006, the Company issued 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock") to the Company's Chief Executive Officer ("CEO"). The Preferred Stock has 250 votes per share on any matter properly before the shareholders for a vote and therefore can supersede the majority vote of the common stock of the Company. No cash dividends shall be paid with respect to the shares of Series B Preferred Stock.

(9) **The Preferred Stock has Preferential Rights to the Holders of Common Stock** In the event of the liquidation or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to the holders of common stock of the Company (the "Common Stock"), an amount up to but not greater than the original purchase price per share of the Preferred Stock. The holders may choose by majority vote to treat a merger of the Company in which the Company is not the surviving entity, or a sale of all or substantially all of the Company's assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holder's liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable.

(10) **Voting Control By the Company's Chief Executive Officer**: In addition to the 1,000,000 shares of Preferred Stock which gives the Company's CEO 250 votes per share on any matter properly before the shareholders for a vote and therefore can supersede the majority vote of the common stock of the Company, the CEO also owns 6,542,670 shares of common stock of the Company (approximately 21.0% of the total issued and outstanding), through his personal holdings and equity interest in 1441966 Ontario. Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 13% of the outstanding Common Stock will be held by the directors and executive officers of the Company.

(11) **No State Registration**: The Company has not as yet registered for sale in any state. The

Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in California, New York, Connecticut, Florida, Minnesota, Nevada, Washington, Texas, Washington, D.C. and New Jersey. So far, no shares have been offered in any of those jurisdictions. The Company intends to determine interest only through a combination of (i) issuing news releases regarding material Company events and factual information about the Company, but which releases will not reference any offering of the Company's securities, and (ii) through broker-dealers who will undertake one-on-one communications to residents in such states as California, New York, Connecticut, Florida, Minnesota, Nevada, Washington, Texas, Washington, D.C. and New Jersey, in compliance with each state's "Blue Sky" laws. The Company does not intend to seek indications of interest through any other methods. While the "Blue Sky" laws vary from state to state, the Company intends to fully comply with the "Blue Sky" laws of each state. To definitively determine in which of the aforementioned states the securities are registered subsequent to the SEC deeming this offer qualified, interested investors may contact the Company and/or the state agency responsible for securities regulation in such state

(12) **Our Software is Not Patented and Potential Third Party Infringement of Our Intellectual Property May Cause Harm to Our Business and Competitive Ability**: All of our software web applications are proprietary, but none are patented. We rely on confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. Currently, forty-four agreements have been executed. Otherwise, we have no other protection of the software. In the future, the Company plans to obtain a patent if it has the necessary funds available to do so. We cannot assure you that any steps we take to protect our proprietary property rights will be sufficient or effective. Failure to protect our intellectual property adequately could harm our brand, devalue our proprietary content, and affect our ability to compete effectively. Defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. The only other proprietary property rights of the Company include our film footage of the FC Bayern Munich youth teams. These rights described in the Right to Use and Royalty Agreement between FC Bayern Munich AG and Skillstorm Online Learning, Inc., which is listed as Exhibit 6(a) in Part III of this Form 1-A. At present no royalties have been paid or are owed.

(13) **Uncertainty of Future Operating Results**: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

(14) **Many of the Company's Current and Potential Competitors may have Longer Operating Histories and may have Significantly Greater Financial, Distribution, Sales, Marketing and other Resources, as well as Greater Name Recognition and a Larger Distribution Base, than the Company**: As a result, they may be able to devote greater resources to the development, promotion, sale and support of their productions than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

(15) **Dependence on Key Personnel**: Colin Innes, Chairman, Chief Executive Officer and President of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. The Company's success is substantially dependent upon one key person. The loss of the services of Mr. Innes would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on Mr. Innes. Even if it did, there is no assurance that Mr. Innes could be

replaced by qualified personnel.

(16) **Arbitrary Offering Price of the Company's Securities**: The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

(17) **No Prior Market for Common Stock**: Prior to this offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this Offering or, if developed, that it will be sustained. The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Until the market price of our common stock increase to a price greater than $5.00 per share, if ever, it may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is currently traded on the NASD's OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock and may experience a lack of buyers to purchase such stock or a lack of market makers to support the stock price.

(18) **Dilution**: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $0.05 per share of common stock, assuming that all offered shares are sold. After giving effect to the sale and the application of net proceeds of 18,000,000 common stock shares by our Company under this Offering, there will be an immediate dilution of $.036 per share to purchasers of common shares under our Offering.

(19) **Shares Eligible for Future Sale**: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 49,093,760 shares of Common Stock to be outstanding following this Offering, 31,093,760 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Currently, there are approximately 14,240,000 shares of Common Stock eligible for sale under Rule 144. Sales of substantial amounts of the Company's currently outstanding Shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

(20) **Underwriters' Influence on the Market**: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The

price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

(21) **No Dividends**: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

(22) **Our common stock is currently considered "a penny stock" and may be difficult for you to sell**: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

(23) **General Economic and Market Conditions**: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending in the United States, Germany, and any other countries in which the significant subscriber bases are developed. Therefore, any economic downturns in general in any country in which these subscribers reside would have a material adverse effect on the Company's business, operating results and financial condition.

(24) **We May Not Be Able To Effectively Manage Growth**: Our anticipated growth in the twelve months subsequent to the Offering will place significant demands on our management. If we are successful in implementing our growth strategy, we may have difficulty responding to demand for our products and services in a timely manner and in accordance with our customers' expectations. We expect these demands to require the addition of new management, sales, technical and other personnel and the purchase and installation of additional hardware, software and telecommunications systems.

(25) **We Cannot be Certain that Our Products Do Not, or Will Not, Infringe Upon Patents, Trademarks, Copyrights or Other Intellectual Property Rights Held By Third Parties**: Since we rely on third parties to help us develop, market and support our product and service offerings, we cannot assure you that litigation will not arise from disputes involving those third parties. We do not owe any licensing royalties to any third parties. We may incur substantial expenses in defending against prospective claims, regardless of their merit. Successful claims against us may result in substantial monetary liability, significantly impact our results of operations in one or more quarters or materially disrupt the conduct of our business.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Skillstorm Online Learning Inc. ("Skillstorm" or the "Company"), incorporated in the State of Washington, is a multiple language online training program for soccer players, coaches, leagues, parents and teachers. Its web site is www.skillstorm.de. The Company is not affiliated with Skillstorm Inc., a technical and professional services firm. Skillstorm is endorsed by FC Bayern Munich ("Bayern"), a top member of the German Bundes League, and also with Bayern Munich's internationally recognized president, coach and player, Franz Beckenbauer. Skillstorm's on-line website provides youth players and their coaches direct static and video access to proven soccer training programs. Skillstorm believes on-line availability will allow many players and coaches without the funds or regional access to top soccer training programs the ability to recognize, understand and implement proven training techniques with top internationally recognized coaches and teams. The Company's content may be purchased or subscribed to via the Company's website.

The Company is currently conducting operations, but its operations do not provide sufficient revenue to either sustain or expand operations. The Company plans to expand its operations with the proceeds raised from this Offering. The substance of the Company's operations is described throughout this section. The Company is not currently fully operational, and cannot be fully operational, such that operations would be capable of supporting a substantial portion, or all, of current operations cost (such costs determined as of any such time that management seeks to determine or declare whether the Company is "fully operational"), until it raises additional investment capital and completes the videos for the U-17 and U19 age groups. Please see the chart provided in question 4(a), which outlines the milestones the Company believes it needs to achieve in order to become fully operational.

   (b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Skillstorm develops learning and training software products and database technologies to aggregate and provide access to the sports training content found on their website. The Company has developed what it calls a "learning engine", which consists of software developed independent of the content and Skillstorm's underlying database products, through which its training products are strategically arranged in a seamless database that includes: (i) static files, (ii) animated files, and (iii) also features professionally produced and edited video clips based on the practice drills and strategies developed by its coaches and experts. This technology system arrangement delivers the Company's training programs via dial-up or high speed connections to personal computers using Windows 95/98, 2000/XP, NT, or Mac operating systems, and will work with all browsers. This learning engine enables the Company to distribute its licensed and proprietary content over the internet.

Skillstorm's learning tool is a software web application developed using PHP, XML, Flash, among other coding scripts to build a platform where variable static and streaming content can be combined and displayed on demand. The software can only be accessed via the Company's website. The content choices are navigated by various pic-lists in expandable menus.

While all of the software web application is proprietary to the Company, we have not yet sought patent protection for the software. The content is separate from the software web application so we can efficiently change languages when required. Furthermore, as demands change for different mediums, having the content separate from the software web application allows Skillstorm to be more flexible. As codecs improve, Skillstorm can quickly adapt to them and improving the user experience immediately without any recoding.

This database, when used in connection with the website's software, can deliver streaming video, voice-over and structured practice sessions. Skillstorm's technology also allows content to be delivered to iPods, PDA's and cell phones making the user experience truly portable.

Skillstorm's learning tool is independent of the content of its current database and the platform may be adapted to other languages and in the near term, to other sports. English and German are the two languages currently being used. Skillstorm has built its products to easily translate into other languages. Other languages will be available when there is a sound economic benefit. This could come in the form of a sponsorship or a large sale. These languages may include Spanish, French, Japanese and Mandarin. The Company plans to produce basketball and baseball training websites using their existing learning engine in the near future.

The initial learning engine is focused on soccer, the world's most popular participation team sport. However, the software-learning engine was developed to be independent of the content and its underlying database, and is therefore adaptable to other sports and languages by organizing new video, audio, animation and text content in the database. Unlike most of its competitors, it will give users access to content 7 days a week, 52 weeks a year. Skillstorm has a Right to Use and Royalty Agreement with FC Bayern Munich Soccer Club (the "Bayern Munich Agreement"), one of the most successful clubs in soccer history, to produce content aimed at youth development for all age categories. With 2 Intercontinental Cups, 4 European Champions League titles, 1 UEFA Cup title, 1 Cup Winners' Cup title, 20 national championships, and 13 German Cups, Bayern Munich is Germany's foremost soccer club. Bayern Munich is a membership based club and with more than 120,000 members, the third largest in the world after SL Benfica (the largest, according to the official Guinness Book of World Records) and FC Barcelona. This approach allows users to learn from well recognized, proven players and coaches.

Under the Bayern Munich Agreement, the Company has the right to film footage of the coaching of, and demonstration of exercises, skills, drills and scrimmages by, student players and teams of the age groups U10, U12, U14, U16 and U18 at Bayern Munich's soccer youth academy in Munich, Germany. Skillstorm intends to use the program also online as an on-line video soccer coaching and training program on Skillstorm's website.

Under the Bayern Munich Agreement dated April 27, 1998, Bayern Munich received 100,000 Deutschmarks (D.M.) ($70,421 U.S. Dollars) from Intersports and was to receive a royalty, due on a quarterly basis, equal to 50% of the subscription fees, minus all costs of sales, collected by Skillstorm from subscribers of the Online Soccer Program. No restrictions were placed on where

Skillstorm could sell its products, and therefore, Skillstorm has the ability to sell its products throughout the world. To date, no royalties have been paid or accrued, as quarterly sales have not exceeded quarterly costs of sales. The Bayern Munch Agreement could be terminated by: a) written agreement between Bayern Munich and Skillstorm; b) the bankruptcy, receivership or dissolution of Skillstorm; or c) either party giving 60 days written notice to the other party of such termination. The Bayern Munch Agreement called for a 10.00 DM royalty payment to be made to Bayern Munich for every CD-ROM title sold. Skillstorm does not sell its products on CD-ROM. Skillstorm only sells its product online, as described in the document. The 1998 Intersports agreement was replaced by FC Bayern Munich in November 2005 (see Exhibit 6(a)). Therefore, the 1998 royalty fee is no longer valid. Only the royalty fee outlined in the November 2005 is valid. The Agreement requires continuing payment of the 50% royalty and the Agreement has no termination date.

Every one of the finished videos files contains streaming video content, voice-over, animation, special effects, and text content. Skillstorm provides a sample session on the website for prospective users to sample a structured practice session contained within each of the age groups. Users can see how each video file is combined with all of these elements.

Below is chart which summarizes the development stage of each product, as well as the planned number of videos which are available now.

Product Name	Development Stage	Planned Number of Videos	Videos Available Now
Bayern Munich U-11	Completed	488	488
Bayern Munich U-13	Completed	424	424
Bayern Munich U-15	Completed	312	312
Bayern Munich U-17	Management estimated to be 60% completed	344	0
Bayern Munich U-19	Filmed, captured, in post production	512	0
Small Sided Games for U-11, U-13, U-15, U-17, U-19	Filmed, not yet in production	1,200	
Total		3,280	1,224

All of Skillstorm's online learning products feature high-quality interactive video clips, scripted and edited by recognized sports experts who are associated with world recognized teams and clubs. To date, Skillstorm has produced and made available on-line the training programs developed by FC Bayern Munich. This set of drills, exercises and programs has been produced and made into video for on-line viewing, each offering 3 different camera angles. When Skillstorm completes the U-19 program, it will have over 1,000 videos to view online. FC Bayern Munich has a professional coaching staff of over 20 that manage the Academy training. The programs they run were filmed by professionals. Skillstorm has contracted professional soccer coaches to work with video editors to handle the post production activities, which involves three primary responsibilities:

1. Ensuring that every viable minute of training footage is utilized and incorporated into finished projects within a quality training program for all age groups;

2. Work in partnership with post production video editors to:

    a. use special effects to maximize exercise intensity, content retention and user repetitiveness; and

b. run all projects through various compression sequences for each of the mediums supporting Skillstorm products.

3. Write effective scripts for projects.

Thomas Niendorf, Henry Hauser, Peter Ranke, Peter Malakoane and Supindeer Cheema are all professional coaches who have worked on the post production side. Mssrs. Niendorf and Hauser are both from the professional team of Berlin Dynamos. Mr. Malakoane was a professional player and is now a certified A License coach. Mr. Cheema is also a certified A License coach and has been the technical director for some of the largest youth soccer associations in North America.

The above below summarizes the contract status of the professional coaches Skillstorm is using in post production work.

Name	Under Contract	Written	Oral	Future Work	Exhibit
Thomas Niendorf	Yes		Yes	Yes	N/A
Peter Malakoane	Yes	Yes		Yes	Yes
Peter Ranke	Yes	Yes		Possible	Yes
Surpinder Cheema	Yes		Yes	Yes	N/A
Henry Hauser	Yes	Yes		Possible	Yes

Mr. Hauser and Mr. Ranke live in Germany and are available to Skillstorm on an 'as needed' basis. They have previously come to the Company's post-production office for a couple months to work on training videos for various age groups, for which they sign a consultant agreement and a non-disclosure agreement. Skillstorm may use Peter Ranke and Henry Hauser for German translation verification only and is why we still consider them as possible resources to Skillstorm. Similarly, the Company consults Mr. Cheema during the final editing phase of the videos. Mr. Niendorf is a founding shareholder of the Company and works full-time for Vancouver White Caps, a professional soccer club in North America. Mr. Niendorf is primarily involved with late-stage post-production activities. Mr. Malakoane is Skillstorm's full-time employed professional coach, working under an employment contract that calls for him to be paid by the Company when funding becomes available. His official title is Product Development Manager.

The services the professional coaches render are their expertise in putting training programs together on the field. They use this expertise and work with the video footage captured at Bayern Munich to develop training programs that are usable by players, coaches, teachers, parents and associations. Additionally, These coaches are entrusted with several production and post-production activities, including shooting footage, completing the curriculum, voice-overs and script editing. As consideration, these coaches will be paid on a monthly basis once funding becomes available. At present, there are no accrued payments due to any of the coaches.

It is the opinion of Skillstorm's management that there is no other similar product to the Company's online learning platform available on the market today. A single DVD would only cover part of one age group in our product group not to mention the inconvenience of using a

DVD player versus internet. The online component makes this product far more user friendly. Coupled with the work of the above-named professionals, our management believes its learning platform enables new products to be brought to market in a faster time frame, which, in the opinion of our management, will provide the opportunity to become a leading innovator in the on-line training market.

Skillstorm intends to generate global revenue from multiple sources, including sponsored subscriptions, product sales, e-commerce, recurring license royalties, channel partnering, and advertising revenues. Skillstorm has recently formed a strategic alliance with the Calgary Minor Soccer Association ("CMSA") which, when implemented, will provide the opportunity for the 18,000 current members of the CMSA to become subscribers at the discount rate of $18.00 per player annually. Based upon this alliance, Skillstorm may potentially earn over $1.4 million in revenue over the next five years.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The largest sport in the world is the game of Soccer. It is the largest participation sport among youth too. In the United States alone, there are over 23 million players under the age of 18. Their training comes typically from volunteer parents who serve as coaches. However, these parents need help delivering quality training. As a result there are a lot of products available for sale. Skillstorm competes in the video training space.

There are over 4,000 video titles on the market. The vast majority of them are on VHS and DVD formats. Almost all existing training programs are sold on VHS or DVD and limited to one VHS tape or DVD because of price point. There are over 4,000 titles on the market. Many are typically available at the local soccer shop and our also available online. A VHS or DVD cannot contain enough content to deliver a complete and comprehensive training program for even a single age group. Skillstorm solves this problem of cost and content volume by delivering video online. Skillstorm delivers the equivalent of 6 DVD's of content per age group. This is the amount of content necessary to deliver a complete and comprehensive training program for an age group. There is enough content for players and coaches to last the entire time they are in a particular age group.

Skillstorm charges $25.00 per person for an annual subscription for each respective set of age group videos. Presently, Skillstorm is selling subscriptions for U11, U13 and U15 age groups in both English and German. In the future we will add the U17 and U19 age groups. If Skillstorm were to deliver this content on VHS or DVD, the Company would have to charge $150.00 per age group or $750.00 for all 5 groups. Subscribers may choose from 3 available age groups for their $25.00 subscription. The age groups are U-11, U-13 and U-15. Currently in post-production is the remaining age groups of U-17 and U-19. Each age group has over 200 videos to learn from, with each video ranging in length from 30 seconds to 3½ minutes.

Recently, some competitors have entered the soccer training market by putting up online training using animation. The volume of drills and exercises can be increased with this online medium. However, animation falls short of video. While animation is used to replace real people due to extra production costs and the lack of quality talented athletes available to film, the Company believes animated characters are less convincing. For example, it is extremely difficult with animation to demonstrate believable biomechanics that players and coaches can physically imitate. Skillstorm, therefore, insists on filming real video of participants at locations such as FC Bayern Munich's Training Academy.

The e-learning sports market is shared by many companies and six of them are detailed in the Competitive Analysis Table below. The competitors listed have one or more of the attributes Skillstorm believes it brings to the e-learning sports market. Skillstorm intends to compete with them on price and total content and production values.

Flashdrills.com offers free animated drills online together with 150 video clips that are purchased under a subscription.

Soccer Made Easy offers products for all age groups using adult players to demonstrate drills and techniques.

Soccervideos.com offers a catalogue approach to reselling various soccer videos on CD-ROM and DVD. Skillstorm considers this a previous generation approach to sports e-learning.

Brazilian Soccer was produced for the Japanese market and is merely videotape footage on CD-ROM to allow for easier access to different topics. Neither text nor printing capabilities are available in this product.

Kisscout Software offers an expensive football product with editing capabilities. Kisscout's product can be used for any other sport and has the ability to create tapes.

Company	**Competitive Product**	**Price Range ($USD)**	**Topics**	**Features Target Market**	**Marketing/ Distribution**	**Comments**
FlashDrills	Associate (Free) Premier	$19.95	Various animated & video clips	Amateur level coaches (inexperienced parents)	Web site	
Soccer Made Easy. Inc.	Soccer Made Easy	$49	Soccer	Youth coaches	Soccer clinics & Web site	Animated, no video, wide age group but all videos use adults
Soccer videos	3rd party products	$19.95 - $249	Soccer	Fans, athletes, coaches	Online catalogue	CDs, DVDs are past generation
Micropower	Brazilian	$49.95	Soccer	Coaches &	Main	Tape video

Software	Soccer			players	distributor	footage; Japanese subtitles. No text or ability to print
Kisscout Software	N/A	$99-$295	Football	Coaches	None	
Skillstorm	Product Name	$25.00	Soccer	Players, coaches, associations, schools, parents	Website, sponsors, alliances, direct sales	Live video; high-quality content; multiple languages, adaptive learning engine, delivery options

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Skillstorm believes its product and marketing plan creates barriers to entry for its current and future competitors, either due to cost, access to expertise, or access to strategic relationships.

Currently, Skillstorm conducts its retail marketing on Google, Yahoo and MSN. At present, using these search engines is the only way consumers can find Skillstorm's website. Rather than trying to sell each specific company's standard services, we will engage in the advertising opportunities available i.e. display, text, phrase, visual search, etc. Skillstorm sets a daily budget with each of the search engines to display our ads. We have added a web trending application from iWebTrack to the website and we can track results. Each of the search engine companies provide analytics that allows for the fine tuning of your advertising budget against selected search terms. The search terms are managed through the Company's 'click-through' advertisements. Each search engine company offers advertisers the opportunity to purchase space on the right hand side of every page that will display when a user is looking for information matching the search terms the user has keyed into the search engine. This means Skillstorm ads will be seen by users seeking information for search terms we are advertising against.

With the funds received from this Offering, Skillstorm intends to expand its marketing efforts in North America through sales initiatives, enhanced search engine management, word-of-mouth, speaking engagements, advertisements in sports specific publications, outsourced call centers, and tradeshow attendance, We have identified lists of regional and national publications for placing advertisements, as well as tradeshows, order to enhance our opportunities to reach the coaching market.

Skillstorm will also deploy both push and pull marketing techniques to insure quick market penetration:

Push Marketing

Pushing the Company products out through various soccer associations, sponsors and professional soccer organizations will produce uptake efficiently and quickly. This will be accomplished primarily through direct sales. Compensation programs for soccer associations have been developed to encourage uptake and provide another value proposition for sales teams. For example, associations who deliver a sponsor will be entitled to a 5% commission on the respective sponsorship amount.

Pull Marketing

Skillstorm's "pull" marketing strategy is to focus on advertising and consumer promotion as a way to build up consumer demand for our products. If the strategy is successful, the Company feels consumers/players will recommend the videos to their coaches, who in turn will ask the clubs, and the clubs will ask the associations. Users of Skillstorm's products will provide the Company with demographic and contact information. Skillstorm will utilize this information for both direct mail and email campaigns to encourage subscription renewals.

Viral Marketing

Internet marketing techniques such as viral marketing and search engine management will be undertaken as part of Skillstorm's Phase I strategy. Viral marketing describes any strategy that encourages individuals to pass on a marketing message to others, creating the potential for exponential growth in the message's exposure and influence.

Production

Phase I Production and Development

Skillstorm currently offers FC Bayern Munich training for U-11 (under 11 years of age), U-13 and U-15 age groups. Training programs for these age groups are available directly to large associations or may be purchased online through Skillstorm's website. Skillstorm is also in post-production with U-17 and U-19 FC Bayern Munich teams. These age groups are critical to our success, as they complete the training for the entire requirements for youth development in soccer. The financing required for this post production activity is projected to be $200,000 in order to complete the training programs for these two age groups.

Skillstorm's software web application was developed using coding scripts to build a platform where variable static and streaming content can be combined and displayed on demand. The software can only be accessed via the Company's website. The various content choices are navigated by various pic-lists in expandable menus. Content is separate from the software web application so the Company can easily change languages when required. Furthermore, as demand changes for different mediums, having the content separate from the software web application allows Skillstorm to be more flexible.

To date, Skillstorm has produced and made available on-line the training programs developed by FC Bayern Munich. This set of drills, exercises and programs, has been produced and made into video for on-line viewing each offering 3 different camera angles. When Skillstorm completes the U-19 program, it will have over 1,000 videos to view online.

Phase II Production and Development

Once the initial training programs are established, Skillstorm will begin developing its Phase II back-end infrastructure. This will allow Skillstorm to expand its revenue model in two key areas: the first area is expected to push its training content to portable mediums like PDAs, iPods and cell phones; the second key area allows Skillstorm to regionalize the sponsor capabilities of its web space initially dedicated for regional advertisers, and then for regional teams. The implementation of this phase of development is crucial to the Company's ability to generate larger sales and meet its fiscal requirements and expectations. The Company may not be able to obtain proper financing required to implement their Phase II development.

Phase III Production and Development

Future product development areas Skillstorm intends to enter after completing its Phase I and Phase II Production and Development Strategies include:

- Upon completion of FC Bayern Munich Training programs, Skillstorm will begin Project 2, 'Game Situation Training'. Project 2 has already been shot and is ready for post-production work. The first series of products that Skillstorm is developing, Project 1, deals primarily with skills development and tactical play. These are the essential building blocks for learning any sport. Project 2 concentrates on many different small-sided games that put techniques and tactics under game-like conditions, which differ for each of the various age groups that are the targets of specific training videos. It will take approximately 15 months to complete and has the potential to double the Company's online content.

- The original FC Bayern Munich Training Programs will be translated into Japanese, Spanish, Mandarin and French. Each language will take approximately 4 months in post-production in order for it to be released.

- Basketball is the world's second largest participation sport. Applying our product development and business process to this sport will be initiated following future additional financing. To date, Skillstorm has engaged in numerous meetings with Basketball Canada, the country's association governing basketball, about developing products for basketball. The cost to get through to post-production activities is estimated to be over $2 million. Product development, endorsements, marketing and sales would add approximately $4 million to the cost. The time required to complete a comparable product to Skillstorm Soccer would be approximately 2 ½ years (6 months per age group). Skillstorm will not be developing the basketball training program until we have successfully launched soccer.

- Skillstorm intends to develop products for other sports, including baseball, rugby and skiing.

Product Strategy

Product Strategy includes the introduction of more sports, products and languages. Now that Skillstorm has developed the sports learning engine utilized to bring the first product to market, the same sports learning engine can be used to bring other products to market quickly and less expensively. Skillstorm has worked on its product development process for the past 8 years. Its 3-phase approach described above provides for flexibility for new sports and delivery mediums. Skillstorm intends to offer additional sports, including basketball, hockey, rugby, skiing, baseball and football. Additionally, Skillstorm's products are developed to port easily into other mediums like cell phones, video game boxes, iPods and PDAs. Skillstorm's video files have been edited in a post production environment using professional grade Apple software and hardware. Final Cut Pro Suite is the main software used to edit with. The Company's technology stack allows it to compress video files into different formats that then may be displayed on different mediums. Skillstorm has put its products on iPod and it works perfectly. It is the same approach for cell phones, PDA's, game boxes etc. Each medium asks for a certain format configuration which our post production environment can produce. Skillstorm intends to make its products available to subscribers using other mediums, based on sales activities in the future.

Skillstorm will also maintain its commitment to content quality by working with the best in each of the sports. We have already received serious interest from both basketball and rugby.

Strategic Relationship Strategy

Skillstorm believes it will bring soccer consumers together through its business model. It begins with working with the content with high production values from top quality, proven sources available like FC Bayern Munich and having a strategic vision these quality clubs share in order to obtain endorsements from other sport professionals.

The services the professional coaches render are their expertise in putting training programs together on the field. Each one performs the identical tasks in post production work. They take their expertise and work with the video footage captured at FC Bayern Munich and develop training programs that are usable by players, coaches, teachers, parents and associations online. As fully described in the agreements contained in Exhibits 6(a)-(g), term, services rendered by these coaches are shown by way of the chart and by the attachments of the various agreements.

Lausitzer Sportschule ("Lausitzer") is a soccer sports school in Cottbus, Germany. As with Bayern Munich, Intersports signed a Letter of Agreement to film this school's training programs. The Letter of Agreement has not been updated and no post production work has been completed to date. Under the Letter of Agreement, Lausitzer is to receive a royalty of 5 Deutschmarks for every training program sold using the Lausitzer footage acquired. Furthermore, Skillstorm will negotiate a more favorable royalty arrangement because Lausitzer does not have the brand power that FC Bayern Munich has. Skillstorm will only move forward with this Cottbus footage once FC Bayern Munich products are completed post financing and when Skillstorm has refreshed the agreement to a similar standard done with FC Bayern Munich. At this time, Skillstorm has not established terms and conditions for a new agreement.

Skillstorm plans to leverage its relationships with soccer associations, clubs and schools who want access to this caliber of training. Sponsors will be brought in to help lower the cost for these groups so youth players have access to the best at a free or reduced rate.

Skillstorm has established the following endorsements to launch the soccer product:

- FC Bayern Munich, a top club in the world that has sponsors such as Adidas and Telekom. Skillstorm has an agreement with FC Bayern Munich providing their endorsement of Skillstorm's products and worldwide distribution rights of their Academy. (Please refer to the agreement executed between FC Bayern Munich and Skillstorm included in Part III under Material Contracts. This agreement is our endorsement agreement).

- The following players are under contract with FC Bayern Munich. Skillstorm's contract is with FC Bayern Munich. While some of the players have been sold to other professional clubs, because they were all past graduates of FCB Academy, all players filmed at their academy are included in FC Bayern Munich's endorsement. As a result, FC Bayern Munich owns the commercial likeness rights to all of their players. These players include:

    - Owen Hargreaves (FC Bayern Munich)
    - Thomas Hitzlsberger (Aston Villa, VfB Stuttgart)
    - Lars-Eric Johansson (Blackburn Rovers)
    - Markus Feulner (FC Bayern Munich, 1.FC Cologne)
    - Daniel Bierofka (Bayern 04 Leverkusen, VfB Stuttgart)

- Franz Beckenbauer, a World Cup winner as a player, German National Team Coach and the Chairman and President of FC Bayern Munich.

In order to drive sponsor involvement, Company management plans to travel to Germany during their various breaks in the soccer season to meet with sponsors. The Company also needs to talk to the U.S. counterpart for their sponsors in order to engage them in our main market. The Company believes it has an opportunity to leverage the FC Bayern Munich sponsorship for its products to be displayed to sponsors' customers. FC Bayern Munich has expressed interest in conferring with Skillstorm concerning creating a relationship with some of FC Bayern Munich's sponsors, and therefore, is confident in its opportunities develop channel-partnerships through FC Bayern Munich's introductions.

To make these relationships work well, Skillstorm has organized a compensation model to encourage soccer associations to maintain involvement. The Company will attempt to negotiate a royalty arrangement with each of its prospective content providers. Associations, clubs and schools who assist Skillstorm in developing sponsors will be paid a negotiated commission on any sponsorship funds raised for their respective users.

The user interface has been developed with the sponsor in mind. The interface exposes the user to their sponsor whenever they are using the product. The following chart outlines the value to a sponsor by the amount of time a user is exposed to the sponsor. With the average training session lasting between 12 and 18 minutes, sponsors enjoy a high level of brand exposure. The following chart demonstrates the level brand exposure.

Athlete Visits				
Frequency	Sport Catalog	Retail Store	Practice	E-Learning
Week	--	--	2 to 3	3 to 5
Month	--	--	10 to 12	10 to 25
Year	1	3 to 6	120 to 144	144 to 300

Skillstorm actively targets a number of potential strategic alliances and continues to approach them using the Company's business plan. Skillstorm continues to focus on establishing partnerships with highly visible sports experts in order to maintain its product positioning strategy. The Company continues to follow up with the contacts and potential sponsors identified through its ties with FC Bayern Munich.

Target Market Strategy

Skillstorm will concentrate its efforts on establishing subscription revenue through associations, clubs and schools. This approach will keep user acquisition costs lower than by simply trying to establish subscription revenue directly with users. Skillstorm has developed this marketing strategy by meeting with many high profile professional teams and national associations comprising roughly 6.5 million players and local, national and international sponsors, including Calgary Minor Soccer Association ("CMSA"), a local 18,000-player association. Skillstorm has received from CMSA a Confirmation of Order, included as Exhibit 6(b) in Part III, which is a purchase order for subscriptions that has been signed by the CMSA, placing its order with Skillstorm. As part of the Confirmation of Order, the Company emails CMSA users a special hyperlink to the Company's registration page that allows users to access the video content. Once the Company completes product development, it will be able to provide the content for these subscriptions.

Skillstorm has already entered into a strategic alliance with CMSA, which has given the Company an opportunity for Skillstorm to sell to Alberta Soccer Association ("ASA"), which has 89,000 players. Skillstorm is currently working to deliver its product to every coach in Alberta next season so that every coach in the province of Alberta, through ASA, will have a subscription to Skillstorm. The Company hopes this will set the stage to close similar sales with other associates of similar magnitude in other provinces in Canada and the United States. Skillstorm has no formal agreement with CMSA. The strategic alliance comes through the relationship that Colin Innes, the Company's CEO, holds because of his relationships with the soccer communities in Calgary, Alberta and the Canadian Soccer Association. The terms of the agreement with CMSA are provided in Exhibit 6(b), which states that the Company will provide subscriptions to 2,898 users for 90 days for a total cost of $10,700 (CDN).

Skillstorm's U-11, U-13 and U-15 products are commercially available now. Skillstorm sells its products by individual age groups. An age group sells for $25.00 each. Therefore a user seeking to purchase products for multiple age groups must purchase a subscription per age group. U-17 and U-19 products are still under development and require the financing in order to complete our product line offering. Skillstorm has negotiated with ASA to provide all its coaches with the commercially available U-11, U-13 and U-15 products. The ASA Technical Committee and the Board of Directors has approved Skillstorm as a training product. ASA wants the product to be made available to all coaches for the 2007-08 indoor season and for all the coaches for the 2008 outdoor season.

The total number of coaches in the province of Alberta is approximately 11,000, which includes all assistant coaches. At present, Skillstorm does not have an agreement to deliver its product to all 89,000 Alberta players, but discussions on delivery will commence once the Company's product line is completed. Once this occurs, the Company will negotiate with ASA for subscriptions for all its youth players, as well as the 11,000 coaches.

Internet Strategy

Skillstorm has developed and implemented an initial website strategy phase. The initial phase includes integrating the learning engine with the website while insuring the hosting capacity will support user demands. This phase will incorporate a content management tool to allow for dynamic content development. An e-commerce engine is available for non-sponsored users to gain access. Robust online reporting tools will be incorporated for Skillstorm, sponsors and association staff to evaluate users for their respective needs.

Future phases will evolve personalized portal interfaces to allow the user to customize the solutions he or she needs. Adapting portal technology will also open opportunities to work with other companies to deliver solutions through Skillstorm. Demographic information on users will be greatly enhanced as well, making our database of users quite valuable to the sports industry.

Skillstorm has also engaged EZRankings.com, an Irvine, California company specializing in search engine management. EZRankings.com provides search engine optimization services, paid inclusions, pay-per-click management and competitive business analysis.

Strategic Alliance Partners

Skillstorm has formed an alliance with FC Bayern Munich to provide content and endorsements. Please refer to Paragraph 4(b) of the agreement. Skillstorm is also engaged in strategic alliance discussions with other soccer organizations worldwide that are potentially interested in offering the Company's products to their client base. Through personal connections, Skillstorm has had several meetings with Arsenal in London, England about an English product, in connection with which Skillstorm hopes to form a strategic alliance. To date, Skillstorm has not reached an agreement with Arsenal. However, this is a potentially high growth area for Skillstorm and the Company will continue to seek out these types of organizations to act as channels for its products. To date no revenues have been derived from these alliances.

Publication Advertising

Skillstorm has researched this medium and has developed a strategy to drive awareness in key markets in support of sales activities. This effort will begin following the completion of product development activities on U-17 and U-19 training products. The first 3 years will concentrate on the United States market since it has the largest population of youth players at 23 million.

Trade Shows

Skillstorm will commence its trade show appearances following completion of post production activities on U-17 and U-19 FC Bayern Munich Training Programs. The Company plans to attend trade show venues quarterly or until attendance produces sales revenue projections. As financing allows, Skillstorm plans to attend 6 trade shows per year and eventually, more as warranted. Skillstorm will concentrate its efforts in the USA for the first 24 months and look to international trade shows once our trade show approach is perfected.

Direct Mail

Skillstorm has a direct mail strategy that scales as revenue grows. Existing customers will receive regular emails to encourage renewal and referral offers. Direct mail pieces will be sent to existing customers with various promotions encouraging renewal too. Skillstorm will engage global brands in joint offers with this medium. FC Bayern Munich will help us with agreements with their key sponsors like Adidas and T-Com. Lists will be purchased to send out promotions too. There are many soccer specific qualified lists we will purchase for direct mail purposes. Some of these lists will be used in direct sales activities as well.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $_________
(a recent date)

As of ____/____/____ $_________
(one year earlier)

The Company currently has no written firm orders. Our product development is incomplete and therefore sales are only retail based right now. Once all age groups are completed then we have a program that we could begin selling directly to associations and school boards.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements and the expiration date of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Skillstorm currently has seven people working as contractors. Post-financing and during the next 12 months Skillstorm has forecasted to add 17 more positions, with the expected staffing to be as follows:

Type of Employee	Number
Sales	11
Marketing	4

Product Development	3
Web Development	1
Administrative	2
Executive	3

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Skillstorm has no real estate holdings. Our current business and executive offices are located in Seattle, Washington and Calgary, Alberta, Canada. We currently lease our office in Calgary. We have a five year operating lease with our Calgary office that commenced in March 2006 on 2400 square feet. We are paying $10.90 a square foot plus common area costs. Monthly lease payments are $4,655 until October 31, 2007. The past due amount owed to the landlord is $57,100, which will be paid from proceeds of the financing. On November 1 2007, the Company will move to new space of 500 square feet provided by the landlord at a cost of $465 per month on a month-to-month basis.

We currently have a small space in Seattle primarily to serve administrative functions. Lease negotiations for an expanded Seattle office will commence post- financing. Our Seattle office will house our sales, marketing and web development staff.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

As stated in Risk Factor #12, our software web application is proprietary, but not patented. The Company plans to patent current and future intellectual property that is deemed to be of value to the Company. We rely on confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. Otherwise, we have no other protection of the software. Currently, forty-four (44) of these agreements have been executed. At the present time, the Company has a technology stack configuration which its attorneys have recommended be patented. This will be reviewed in detail subsequent to the closing of financing. Skillstorm intends to seek copyright protection for all player images and software programs when management deems that the necessary funds become available. The Company has approximately 175 player images throughout its training products. However, the Company has not submitted any applications for copyright protection. The only other proprietary property rights of the Company include our film footage of the FC Bayern Munich youth teams. These rights described in the Right to Use and Royalty Agreement between FC Bayern Munich AG and Skillstorm Online Learning, Inc., which is listed as Exhibit 6(a) in Part III of this Form 1-A.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Not Applicable.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has one wholly-owned subsidiary, Skillstorm Online Learning, Inc., an Alberta, Canada corporation. The subsidiary's business purpose is as an operating company for development activities for the Company. The financial results are fully consolidated in the Company's (parent) financial statements.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The Company is currently conducting operations, but its operations do not provide sufficient revenue to either sustain or expand operations. The Company plans to expand its operations with the proceeds raised from this Offering. The substance of the Company's operations is described throughout this section. The Company is not currently fully operational, and cannot be fully operational, such that operations would be capable of supporting a substantial portion, or all, of current operations cost (such costs determined as of any such time that management seeks to determine or declare whether the Company is "fully operational"), until it raises additional investment capital and completes the videos for the U-17 and U19 age groups. Please see the chart provided below, which lists the milestones the Company believes it needs to achieve in order to become fully operational and also profitable. The Company may in fact be fully operational without being profitable in some areas.

Event or Milestone	Expected manner of occurrence or method of achievement	Timeframe	Consequences of a delay
Product Development (Needs to be fully operational in order to become profitable) (Company may be fully operational without being	Skillstorm has approximately 6 weeks of post production work left in order to complete U17 age group followed by 5 months of post production work for U19. However, an employee will be hired to complete this work. The estimated cost for this area is $25,000.	6 months.	This will impact sales and marketing activities. Skillstorm would have to slow or stop sales and marketing.

profitable)			
Equipment Purchases (Needs to be fully operational in order to become profitable) (Company may be fully operational without being profitable)	Additional equipment needs to be purchased to expand the Storage Area Network and add a post production edit suite. This equipment is needed in order to complete product development. The estimated cost for this area is $40,000.	1 month.	U19 post production activities cannot commence. This will impact sales and marketing activities. Skillstorm would have to slow or stop sales and marketing until the equipment was in place.
Web Development (Needs to be fully operational in order to become profitable) (Company may be fully operational without being profitable)	At the completion of each age group there is approximately 4 weeks of work in order to make the video files web ready. This work is usually contracted out. The estimated cost for this area is $5,000.	4 weeks for each age group for a total of 8 weeks.	Impacts sales and marketing activities.
Marketing (Needs to be fully operational in order to become profitable) (Company may be fully operational without being profitable)	A significant amount of initial work has been undertaken in order to identify the marketing strategies. The next step is to hire a person to develop tactics and execution requirements for the Company's strategies. Cost identification, expected outcomes and implementation will be fully developed. This work will form part of the basis for the next round of financing. The estimated cost for this area is $80,000.	4 months	Any delay impacts brand recognition and therefore affects sales.
Sales (Needs to be fully operational in order to become profitable) (Company may be fully operational without being profitable)	Skillstorm has completed 3 age groups and currently are available for sale. Although Skillstorm's product offering will not meet fully the needs of our prospects, we can begin with a 60% offering (3 age groups). Skillstorm will hire sales people to begin selling. Lead generation activities for sponsor sales and advertising sales will commence. The estimated cost for this area is $75,000.	COO to begin hiring process upon completion of financing	Lack of sales impacts the entire operation. Growth in the company including share value is impacted.
Operations (Does not need to be fully operational in order to become profitable) (Company may be fully operational without being profitable)	Converting from a product development company to sales and marketing company while converting from a private to public company requires work to put the various policies and procedures into place. The board and executives will be charged with these tasks. The estimated cost for this area is $275,000.	3 months	Without control over governance clearly in place, the effect will be poor investor confidence.
Finance Requirements	The company intends to raise additional capital through another issue. Part of this round of	Commencing in 5 months	Delaying the next round will severely limit the growth potential of the

(Not required in order to be fully operational, but required to be profitable) (Company may be fully operational without being profitable)	funding is to assist in the preparation of that filing. The estimated cost for this area is $300,000.		company. It would be forced to rely on organic growth opening itself up to competition.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Please see 5(a) above.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?* (If losses, show in parenthesis.) ($731,871)

   Total $ ($ per share): ($0.02)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share / Net After-Tax Earnings Last Year Per Share	=	(2.5) (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $(819,059) ($(0.025) per share) at June 30, 2007

   The following table illustrates the per share dilution:

	100% of proceeds raised	75% of proceeds raised	50% of proceeds raised	25% of proceeds raised
Public offering price:	$0.05	$0.05	$0.05	$0.05
Net tangible book value per Common Share before the Offering:	(819,059)	(819,059)	(819,059)	(819,059)
Increase attributable to new investors	$900,000	$675,000	$450,000	$225,000
Pro forma net tangible book value after the Offering	$164,679	$(27,821)	$(230,321)	$(432,821)
Dilution in net tangible book value to Purchasers:	($.047)	($.051)	($.056)	($0.063)

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The following financial data has been derived from the financial statements of the Company as of June 30, 2007. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

Inception through June 30, 2007

Revenue: $30,801
Net Income (loss): ($1,866,186)
Net (loss) per share: ($0.060)

Total Assets: $315,623
Total Liabilities: ($1,134,682)
Stockholders' Equity ($819,059)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation:

The Company has been running a deficit throughout its operating history, and the offering price is not enough to offset the deficit, which is $1,665,186 at June 30, 2007.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

In November 2006, the Company issued a Note for services to Pegasus Advisory Group, Inc. ("Pegasus"). The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on October 10, 2008. In the event that the Company files a Form 1-A which is deemed qualified, Pegasus (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause Pegasus to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

On November 13, 2006, the Company's Board of Directors authorized the Company to issue 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock"). The Company's Board of Directors authorized the Company to issue the Preferred Stock to Colin Innes, the Company's Chairman, President and Chief Executive Officer. Consideration paid by Colin Innes for 1,000,000 shares of Series B Preferred Stock was services rendered. The par value per share of the Preferred Stock is $0.001 per share.

On November 14, 2006, the Company issued a fifth Unit pursuant to the Private Placement Offering to Brent Ludwigfor $25,000, under the same terms as the previous Unit sales. As of January 1, 2007, none of the Units had been converted into common stock of the Company and no warrants had been exercised. Subsequently, the Company also terminated the Private Placement Offering.

During the months of February through May 2007, the Company received $68,537.25 through the issuance of a total of eight (8) convertible promissory notes (the "Notes") to 7 friends of Mr. Innes and Mr. Williams and to one of the Company's consultants, as listed below.

Name	Relationship to Company	Date of Note	Amount
Peter Malakoane	Company consultant	Feb 20, 2007	$8,537.25
PK Naidoo	Friend	Mar 22, 2007	$10,000.00
Fred Kerr	Friend	April 30, 2007	$5,000.00
Pat Arnieri	Friend	May 7,2007	$5,000.00
Al Cook	Friend	May 9, 2007	$25,000.00
Peter Weichler	Friend	May 7, 2007	$5,000.00
Stajan Warner	Friend	Mar 13, 2007	$5,000.00
Ilie Onulov	Friend	Mar 13, 2007	$5,000.00
			$68,537.25

Each of the Notes carries a ten percent (10%) interest per annum. The form of the Note is included in Part III as Exhibit 3(c). All outstanding principal together with interest on the Notes shall convert into Common Stock of the Company upon the Company's Form 1-A being declared effective by the Securities and Exchange Commission ("SEC"), for which the Common Stock shall be registered on Form 1-A. If the Company's Form 1-A is not declared effective by the SEC, at any time prior to the Maturity Date, which is defined as one year from the date each of the Notes is issued, the holder has the option to convert the Note into Common Stock at a conversion rate of $.05 per share. Provided, however, that in the event the Holder elects not to convert this Note, this Note shall remain a legally valid promissory note and all principal and interest shall be due no later than the Maturity Date.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 36.33 %

If the minimum is sold: N/A %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $2,476,938 *

If the minimum is sold: N/A *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: None. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $None.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) Tl sets forth the Use of Proceeds in this Offering.

	If 25% is subscribed	**If 50% is subscribed**	**If 75% is subscribed**	**If Maximum is subscribed**
Total Proceeds	$225,000	$450,000	$675,000	$900,000.00
Less: Offering Expenses				
Commissions & Finders Fees Legal & Accounting	$22,500	$45,000	$67,500	$100,000.00
Copying & Advertising	N/A	N/A	N/A	N/A
Other (Specify):	N/A	N/A	N/A	N/A
Partial repayment of $200,000 Debenture to Pegasus Advisory Services (Consulting Services)	N/A	N/A	N/A	$100,000*
Net Proceeds from Offering	$202,500	$405,000	$607,500	$700,000
Use of Net Proceeds:				
Marketing	$20,000	$60,000	$80,000	$80,000
Sales	$32,500	$95,000	$105,000	$105,000
Equipment	0	$10,000	$30,000	$40,000
Product Development	$25,000	$25,000	$25,000	$25,000
Web Development	$5,000	$5,000	$5,000	$5,000
Regulatory	$10,000	$20,000	$30,000	$40,000
Professional Services, intellectual property	$20,000	$40,000	$60,000	$100,000
Insurance	0	0	$30,000	$30,000
Office	0	$10,000	$30,000	$40,000
Payables**	$80,000	$120,000	$155,000	$155,000
Operations	$10,000	$20,000	$57,500	$80,000
	25%	50%	75%	100%

*The 'Use of Proceeds' assumes that the maximum amount of the Offering will be raised prior to December 1, 2008, at which time the $200,000 promissory note (the "Note") to Pegasus is due. Pegasus can convert the note into common shares at any time prior to the Maturity Date of the Note. Payment to Pegasus will not commence until the full amount of $900,000 is obtained. In the event that the Company receives subscriptions for less than the maximum amount of the Offering, the Company will not pro rate amounts identified above to pay Pegasus. The Company intends to pay the balance of the Note to Pegasus out of future Company earnings.

**$20,900 will be paid to Ted Williams for reimbursement for equipment expenses and company operating expenses. $25,000 will be paid for Colin Innes for partial reimbursement for Company expenses, including web hosting and equipment. If subscriptions for less than $200,000 are received, disbursement for all categories making up the 'Use of Proceeds', including 'Payables', would be reduced pro rata. Back payments on the lease to the Company's Calgary office would take priority.

Because there is no minimum to this Offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the Company will continue its development of its business plans, but the implementation of these plans will likely be substantially delayed due to a lack of funds. In the event that subscriptions totaling less than 25% of the Offering are received, the Company will apply the majority of the proceeds on product and web development areas. Other areas, including commissions, marketing, sales, regulatory and professional services, office, payables and operations, would be reduced to levels commensurate to the amount of funding received.

The allocation of the proceeds shown in the table in this Question 9(a) is based on the Company's present operating plan and its estimates of many factors, including general economic and industry conditions, as well as the Company's future revenues and expenditures. If these factors change or actual circumstances differ from those estimated or expected, the Company may reallocate use portions of the proceeds for other purposes, in its sole discretion. The Company may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Please see the chart above in 9(a).

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

In April of 2005, Mr. Innes received a promissory note secured by a General Security Agreement from the Company for $47,800 at a rate of Prime plus 3%. To date, Mr. Innes is still owned approximately $45,800. The purpose of this loan was to provide the company with working capital and equipment funding. This loan will only be discharged when the maximum proceeds have been collected.

In June of 2006, Mr. Williams provided a loan to the Company of $20,900 to purchase equipment. At the time of the loan the rate was 4% for 6 months. The interest rate is now 13.9% in accordance with the terms of his credit card issuer. To date, Mr. Williams is owed $20,900. This loan will be discharged as soon as proceeds are collected.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No other assets will be acquired other than in the ordinary course of business. Management expects that the assets which the Company intends to acquire will reflect the 'Use of Proceeds' chart (see Question 9(a)). Certain assets previously purchased by management in their individual capacities, including web hosting and equipment, for which these individuals will be reimbursed, are disclosed above in Questions 9(a) and 10(b), above.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

In addition to the loans described in 10(b), Mr. Williams and Mr. Innes will be reimbursed a total of $77,818 for previous services rendered to the Company once funds in excess of at least $600,000 are raised.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

As of December 31, 2006 the Company was delinquent in payments to the landlord of four months rent at $4,050 per month. The Company is also delinquent in rent for the additional seven months since. The Company has had ongoing discussions with the landlord, who will accept payment from the proceeds of this Offering.

The Company is also delinquent in three demand notes issued in 2005 and held by our CEO, Colin Innes, for a total amount of approximately $45,800, and one demand note issued in 2006 and held by Ted Williams for approximately $20,900.

As per "Use of Proceeds" in this document, it is intended that a portion of the proceeds will be used to repay Mr. Innes $25,000 and Mr. Williams the $20,900. The balance to Mr. Innes will be repaid at a later date from cash flow or from a future financing.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Assuming maximum proceeds from this offering are raised, the Company will still need to raise additional proceeds to satisfy its cash requirements for the next 12 months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	6/30/2007 (date)	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 10.5%)	$262,535	$262,535	$100,000
Long-term debt (average interest rate 0%)	$ N/A	$ N/A	$ N/A
Total debt	$262,535	$262,535	$100,000
Stockholders' equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
	$2	$2	$2
Common stock — par or stated value	$31,084	$35,584	$49,084
Additional paid in capital	$1,083,258	$1,303,758	$1,965,258
Retained earnings (deficit)	$(1,665,186)	$(1,665,186)	$(1,665,186)
Total stockholders' equity (deficit)	$(581,928)	$(361,428)	$300,072
Total Capitalization	$(319,393)	$(98,893)	$400,072

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
25,000,000	25,000	$.001

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 445,000 shares.

DESCRIPTION OF SECURITIES

PLEASE NOTE: In November 2006, the Company issued 1,000,000 shares of Series B Preferred Stock (the "Preferred Stock") to the Company's Chief Executive Officer. The Preferred Stock has 250 votes per share on any matter properly before the shareholders for a vote and therefore can supersede the majority vote of the common stock of the Company. No cash dividends shall be paid with respect to the shares of Series B Preferred Stock. In the event of the liquidation or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive, prior and in preference to the holders of common stock of the Company (the "Common Stock"), an amount up to but not greater than the original purchase price per share of Series B Preferred Stock, notwithstanding the par value of the Series B Preferred Stock. The holders may choose by majority vote to treat a merger of the Company in which the Company is not the surviving entity, or a sale of all or substantially all of the Company's assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holder's liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable.

14. The securities being offered hereby are:

    [x] Common Stock
    [ ] Preferred or Preference Stock
    [ ] Notes or Debentures
    [ ] Units of two or more types of securities composed of:
    ____
    [ ] Other: ______________________

15. These securities have:

Yes	No	
[ ]	[x]	Cumulative voting rights
[ ]	[x]	Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares

[ ] [x] Preference as to dividends or interest

[ ] [x] Preference upon liquidation

[ ] [x] Other special rights or preferences (specify): ____________________

Explain: The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company's Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities: Not Applicable.

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ___________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe: ____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not Applicable.

Last Fiscal Year

			Pro Forma	
		Actual	**Minimum**	**Maximum**
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12.

See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: Not Applicable.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

No such restrictions exist on any dividends which will be paid.

20. Current amount of assets available for payment of dividends if deficit must be first made up, (show deficit in parenthesis): No assets are available for payment of dividends.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: ____________________ Name: ____________________
Address: ____________________ Address: ____________________
____________________ ____________________

Telephone No.: ( ) ____________________ Telephone No.: ( ) ____________________

The Company and its directors and officers, Colin Innes, Greg Heuss and Ted Williams, will attempt to place the shares offered herein at a price of $0.05 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. An escrow account has been established to hold funds pending review of the subscription documents, and all accepted subscription funds will be transferred from the escrow account and paid directly to the Company. Accepted subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This Offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 18,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in California, New York, Connecticut, Florida, Minnesota, Nevada, Washington, Texas, New Jersey and Washington, D.C. after consulting the blue sky laws. So far, no shares have been offered and therefore, there have been no indications of interest from any of these jurisdictions.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

    Not Applicable.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Colin Innes Greg Heuss Ted Williams
Address:	3518 Fremont Avenue N. Suite 399 Seattle, WA 98103
Telephone No.:	(206) 420-1215

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal

Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is not limited to a special group, limited to a certain number of individuals, or is subject to any other limitations, other than as described in Item 19.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

    There are no minimum proceeds that the Company intends to achieve before accepting the proceeds into the Company. All funds received will, however, be held in escrow by the Company's counsel, The Otto Law Group, PLLC, under the following account, pending review of the subscriptions and adequacy of consideration, before being released to the Company. The escrow account is as follows:

    Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow
    601 Union Street, Suite 4500
    Seattle, WA 98101

    (b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: There are no minimum proceeds.

    Will interest on proceeds during escrow period be paid to investors? [ ] Yes [x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

    The presently outstanding shares are restricted shares, pursuant to the Securities Act of 1933 and all shares and certificates representing the outstanding shares are be subject to applicable SEC, federal, state (Blue sky) and local laws. No interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred or disposed of unless (a) there is an effective registration statement under such act and applicable United States state securities laws covering any such transaction involving said securities, or (b) Skillstorm receives an opinion of legal counsel for the holder of these securities (concurred in by legal counsel for Skillstorm) stating that such transaction is exempt from registration, or (c) Skillstorm otherwise satisfies itself that such transaction is exempt from registration.

    Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President and Chief Executive Officer

Name: Colin Innes Age: 48

Office Street Address:

3518 Fremont Ave. North, Suite 399
Seattle, WA 98103

Telephone No.: (206) 420-1215

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

SKILLSTORM, Calgary, Alberta, March 2000 to Present
CEO & Co-founder

Skillstorm teaches players, coaches, parents and teachers how to play soccer. Skillstorm teamed up with FC Bayern Munich of Germany – considered by the Company's management as having the top youth academy in the world. Skillstorm and FC Bayern Munich offer access to this age-specific academy to all kids and coaches online. Skillstorm's technology approach allows training content to be delivered to desktops, iPods, PDA's and cell phones making the user experience truly portable.

Mr. Innes co-founded the company, and initially raised initial capital, secured endorsements, developed a new technology stack for online video delivery, and developed a web application to deliver multiple language content to various users.

TBWA\ Calgary, Calgary, Alberta, January 2004 to February 2005
Business Development Manager– reporting to the Managing Director

TBWA Worldwide (www.tbwa.com), part of Omnicom Group Inc., with 235 offices in 75 countries and revenues over $6 billion. Mr. Innes joined this organization by bringing all of Impact Blues customers and most of the staff to TBWA\Calgary through a special acquisition. Mr. Innes' primary role was integrating previous Impact Blue customers into TBWA.

IMPACT BLUE INC., Calgary, Alberta, April 2001 to January 2004
Vice President, Business Development – reporting to the CEO

Impact Blue is an integrated communications company across competencies of software development, web development, e-Business, content management / portal technologies, direct response marketing, corporate communications, investor relations and advertising. Mr. Innes accepted a newly created position to spearhead sales and marketing strategy development and execution. Under the direction of Mr. Innes, sales in the first 8 months more than doubled to $300,000 monthly, and sales tripled in fiscal year 2002. Marketing strategy was executed with a new brand implementation, including a new website, new corporate collateral (traditional and interactive), magazine advertising, email advertising and awards recognition development. Also responsible for acquisition targeting which resulted in bringing new competencies and business to the company.

The results earned recognition by Alberta Venture magazine, which named Impact Blue as one of the top 30 fastest growing companies in the province. Deloitte & Touché also recognized Impact Blue with two prestigious awards, the Fast 50 and the Fast 500, for the past two consecutive years. The Fast 50 and Fast 500 recognize the past year's fastest growing technology companies in both Canada and USA.

INTERSPORTS ACCELERATION CORP., Calgary, Alberta, 1998 to 2001
President – reporting to the board

Intersports is a software developer that had spun off a publicly traded company and was deploying business-to-business solutions that combined ASP technology, streaming media and content syndication. Mr. Innes led the team through the complex process of winding up a limited partnership and a publicly traded company and developed a pre-IPO business plan to attract private placement venture capital to assist with corporate growth strategies.

Education (degrees, schools, and dates):

University Transfer Program, 1981
Okanagan College University

Continued Professional Development

- NCCP Certified Level 3 Coach in Soccer
- Modern Safety Management, Det Norske Veritas
- Certified Netware Administrator, Novell
- Network Essentials, MCSE Program
- Canadian Securities Course, Canadian Securities Institute
- Several accredited courses related to banking and finance, Institute of Canadian Bankers
- 3 years of Certified Management Accountant Program
- 3 month Franchisor Training Program, Alphagraphics, Tucson Arizona
- The New Psychology of Selling, Brian Tracy
- Professional Selling, Dale Carnegie
- Needs Analysis Sales Training, Rank Xerox
- Investment in Excellence, Lou Tice – The Pacific Institute

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title: Chief Operating Officer

Name: Greg Heuss Age: 38

Office Street Address: Telephone No.:

3518 Fremont Ave. North, Suite 399
Seattle, WA 98103 (206) 420-1215

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

MarketRange Inc. (Perfectmatch.com), April 2003 – November 2006
Vice President

Worked directly for and reported to the President/CEO. Helped build the company from zero revenue and eight employees to over $35 million in revenues and 30 employees in less than three years. Assisted in the successful raising of first and second round funding equaling $9 million. Helped build and drive marketing/business development arms of business, as well as directed the management of public relations and advertising agencies. Assisted in developing the operations and financial projections and modeling, as well as overseeing Board meetings and functions. Managed the acquisition process of out-of-state property. Assisted in bringing member acquisition cost down 200% in less than six months. Grew membership base from 250,000 to over 3 million in less than two years.

Highlights and duties:

- Directed annual advertising budget of $15M
- Managed creative placement and buys of all on-line advertising
- Led and assisted in Business Development program
- Managed affiliates and email marketing programs
- Directed all special events and promotional programs
- Assisted in short and long form television commercial production
- Participated in gaining product placement integration of feature film (Must Love Dogs), Dr. Phil Valentine's Day show, Regis & Kelly Show.
- Led the creation of all corporate financial plans/models/forecasts
- Co-managed funding, presentation and investor meetings
- Led Board of Director meetings and dealings
- Directed advertising and PR agencies and staff
- Acted as company media spokesperson for radio and television interviews

Kiss.com/uDate.com - 2000 - 2003
Vice President - Global Marketing

Brought on to "ramp and flip" the fledgling internet site Kiss.com. Helped to grow the membership base from 500,000 to over 7 million and revenue from less than $500,000 to over $35 million annually. Directed all marketing, events, public relations and member services activities. Assisted in the selling of company to UK-based uDate.com assuming the role of Vice President of Marketing over both companies. Managed both sites and placed over $1.5 million per month in advertising. Merged each site's platforms and sold the company to IAC (Match.com) for $150 million. Reported directly to the CEO.

Highlights and duties:

- Managed all on and offline media buys for two distinct properties
- Coordinated business development opportunities
- Directed corporate sponsorships and promotions
- Managed affiliates department and email campaigns
- Worked directly with team on all front of site optimizations and modifications
- Directed members service and production departments

- Oversaw the operations of public relations and creative agencies
- Directed special event department and its 25+ events per year
- Directed internal and external corporate relations
- Acted as company media spokesperson

Amazon.com - 1998– 2000
Director - Event Marketing

Reported directly to the CEO. Hired to plan, create and manage a special events team. Directed national team of 13 full time employees, as well 60-70 part-time team members. Participated in over 35 major events/tradeshows annually. Designed and oversaw Amazon's first international tradeshow/event program, including multimillion dollar interactive exhibit, vehicle fleet, operations, coordination and budgeting. The team was directly responsible for driving over 1,000,000 users to the Amazon site(s). Responsible for an $8 million annual budget. Worked across all Amazon business lines, including, Books, Music, DVD/Video, Home & Garden, etc.

Highlights and duties:

- Planned, recruited and built department
- Budgeted, forecasted and maintained individual P&L
- Managed and directed grass-root guerilla marketing team
- Directed all tradeshow and special event product and store launches
- Managed outside special event and advertising agencies
- Created first of its kind "non-traditional" marketing medium for Amazon.com
- Directed a $8M annual budget
- Worked directly with Amazon stores to promote products

Education (degrees, schools, and dates):

B.S. Business Administration, Washington State University, 1991

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: Chief Financial Officer

Name: Ted Williams Age: 48

Office Street Address:

3518 Fremont Ave. North, Suite 399
Seattle, WA 98103

Telephone No.:
(206) 420-1215

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Skillstorm Online Learning Inc., 2005 to present
Chief Financial Officer

Skillstorm teaches players, coaches, parents and teachers how to play soccer. Skillstorm teamed up with FC Bayern Munich of Germany – generally recognized as having the top youth academy in the world. Skillstorm and FC Bayern Munich offer access to this age-specific academy to all kids and coaches online. Skillstorm's technology approach allows training content to be delivered to desktops, iPods, PDA's and cell phones making the user experience truly portable.

- Responsible for financial and administrative activities of development stage company
- Responsible for regulatory activities in transforming private Canadian company to US-based company suitable for public investment

Open Energy Corporation, 2005 to 2006
Founding director
Renewable energy company listed on the Over the Counter Bulletin Board (OTCBB:OEGY) located in San Diego

- Assisted process of refocusing company from a traditional energy to a renewable energy company

BOTB Corporation, April 2004- October 2005
Consulting Chief Financial Officer
Privately held holding company with investments in a number of public and private technology companies

- Responsible for financial performance for investment companies, including accounting, financial reporting, management, audit preparation, tax and special projects
- Dealt with review and orderly wind up of hardware reseller and systems integration company
- Provided advice on start up and development phases of new company created to move money in real time for the financial services industry. Active in setting up forecasts, financial controls and ensuring statutory reporting and governance issues were met. Active in marketing phase of emerging company
- Ensured company financial reporting was compliant with Sarbanes-Oxley section 404 requirements

Rare Method Group of Companies, 2003 - 2004
Consulting Chief Financial Officer (term position)

- Provided financial advice on various matters including tax, accounting and systems implementation for a public corporation

Impact Blue Incorporated, 1998 - 2003
Chief Financial Officer

Integrated communications company with expertise in software, e-Business, web development, investor relations and corporate communications

- Joined Impact Blue in start up phase as first senior hire with responsibility for all accounting, financial reporting, administration and human resource activities. Recognized by Alberta Venture Magazine in 2001 as one of the top thirty fastest growing companies in Alberta
- Placed fifteenth by Deloitte and Touche in their Canadian FAST 50 Technology Companies award program for 2001. Also won award for 2002, placing 27th. Placed 170th in their North American FAST 500 award program for 2001
- Prepared business plans and forecasts and executed effective cash management strategies.
- Assisted in raising private capital of over five million dollars and negotiated credit lines and loan requirements with banks

- Responsible for financial review and integration of five corporate acquisitions
- Prepared Corporate, Goods and Services and SRED tax returns
- Actively participated in all aspects of human resources activities including hiring, development, evaluations, reprisals and rewards.
- Instrumental in landing significant new customers

Education (degrees, schools, and dates):

Bachelor of Business Administration and Commerce, University of Alberta, Canada, 1980

Chartered Accountant designation, 1983

Also a Director of the Company [ ] Yes [x] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel: None.

DIRECTORS OF THE COMPANY

33. Number of Directors: 2. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above): Colin Innes and Greg Heuss are the only Directors of the Company.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

    [ ] Yes [X] No Explain:

    (b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

    Not Applicable.

    (c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

    In the 1980s, Colin Innes started up and sold 2 companies, Empire Cleaning Service and Video Plus Electronics. In the 1990's, Mr. Innes started up Farpoint Media Corporation for DVD manufacturing. Mr. Innes also started up 3 AlphaGraphics Franchises and became the Franchisor in Canada and the United Kingdom, where he helped start up additional new franchises.

Greg Heuss was part of the startup team with Kiss.com from 2000-03. Mr. Heuss directed all marketing, events, public relations and member services activities, and assisted in the selling of company to UK-based uDate.com, assuming the role of Vice President of Marketing over both companies. Mr. Heuss managed both sites

From 2003-2006, Mr. Heuss served as Vice President of MarketRange, Inc. (perfectmatch.com). Assisted in the successful raising of first and second round funding equaling $9 million. Mr. Heuss helped to and drive the marketing/business development arms of business, as well as directed the management of public relations and advertising agencies. Mr. Heuss also assisted in developing the operations and financial projections and modeling, as well as overseeing Board-meetings and functions.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Thomas Niendorf is a founding shareholder of the Company, and is now primarily involved with late-stage post-production activities of the Company's training videos. Peter Malacoane is Skillstorm's full-time employed professional coach, working under an employment contract. His official title is Product Development Manager. Otherwise, the Company does not engage any other consultants or independent contractors, nor does it intend to do so in the near future. Please see the terms of Mr. Malakoane, Henry Hausler and Peter Ranke's engagement with the Company, listed as exhibits in Part III. None of these individuals are Directors of the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Directors and officers insurance will be purchased when the maximum proceeds are collected.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name:	Common		6,542,670	21.00%	6,542,670	13.33%
Colin Innes	Preferred		1,000,0000	100.00%	1,000,000	100.00%

Office Street Address:
3518 Fremont Ave. North
Suite 399
Seattle, WA 98103

Telephone No.:(206) 420-1215
Principal occupation: Chairman, President and Chief Executive Officer, Skillstorm Online Learning, Inc.

	Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name:	Common		6,542,660	21.00%	6,542,670	13.33%
Thomas Niendorf						

Office Street Address:
60 Chapalina Rise S.E
Calgary, Alberta, Canada
T2X 3X5

Telephone No.: (403) 244-1813
Principal occupation: Independent Consultant

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 6,552,670 shares (21.07 % of total outstanding)

After offering:

a) Assuming minimum securities sold: 6,552,670 shares (13.22 % of total outstanding)

b) Assuming maximum securities sold: 6,552,670 shares (13.22 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe. Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company acquired 100% of the assets of Skillstorm Online Learning, Inc., an Alberta, Canada company valued at $461,648, which company is now a wholly-owned subsidiary of Skillstorm through the issuance of 16,833,760 shares, of which 14,000,000 shares are held by 1441966 Ontario Inc., a Canadian corporation controlled by Colin Innes. As a result, the former shareholders of the Alberta corporation acquired 54% of the voting shares of the Company.

Additionally, the Company is indebted to Colin Innes and Ted Williams for loans of $52,700 and $20,900, respectively, for equipment and working capital loans, as described in the 'Use Of Proceeds' set forth in Question 10(b). Mr. Innes and Mr. Williams are also owed $77,818 for past services rendered to the Company, which will be paid out of proceeds in excess of $600,000 raised under this registration.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the

last fiscal year:

	Cash	Other
Chief Executive Officer	$ 30,900	$ N/A
Chief Operating Officer	N/A	N/A
Chief Accounting Officer	$ 27,750	N/A
Key Personnel: N/A	N/A	N/A
Others:	N/A	N/A
Total:	$58,650	$ N/A
Directors as a group (number of persons 1)	$58,650	$ N/A

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

Colin Innes is owed approximately $52,700 in back salary and loans made to the Company during fiscal year 2006.

Ted Williams is owed approximately $56,800 in back salary and loans made to the Company during fiscal year 2006.

(c) If any employment agreements exist or are contemplated, describe:

The Company intends to enter into employment agreement with Colin Innes, Greg Heuss and Ted Williams in the next six months

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 445,000* shares (0.89 % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

The 5 Units that were issued consisted of 1 Convertible Debenture with a 12% coupon (the "Debenture") and 1 Warrant to purchase 25,000 shares of the Company's common stock (the "Common Stock") at a price of $.001 per share (the "Warrant"). All outstanding principal and accrued and unpaid interest is due one year from the date upon which the Debenture is executed (the "Maturity Date"). At any time prior to or at the Maturity Date, at the option of the Holder, all principal and accrued interest due on the Debenture (the "Convertible Amount") may be converted into that number of fully paid and nonassessable shares of Common Stock of the Company (the "Conversion Shares") equivalent to the balance due and owning under the Debenture. The price per share of the Conversion Shares shall be equal to the higher of $0.10 or the average price at the close of the previous 10 trading days, less a 25% discount.

*Assumes that each Unit holder will exercise the right to acquire 25,000 shares of Common Stock.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

The Company has never been, nor does it believe it will be, a party to any past, pending or threatened litigation or administrative action. None of the Company's officers, key personnel or directors are or have been parties to any threatened litigation or administrative action.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

    The Company is not an S corporation.

    Name of Tax Advisor: ______________________________
    Address: ______________________________________
    Telephone No. (___)____-__________

    Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

SKILLSTORM ONLINE LEARNING, INC.
CONSOLIDATED FINANCIAL STATEMENTS
For the period ended June 30, 2007
Unaudited

(Prepared by Management)

SKILLSTORM ONLINE LEARNING, INC.
CONSOLIDATED BALANCE SHEETS
For the period ended June 30, 2007

BALANCE SHEETS
(unaudited)

	June 30, 2007	December 31, 2006
		(Restated)
	$	$
ASSETS		
Current Assets		
Cash	614	0
Accounts receivable	26	523
Sales tax recoverable	2,799	797
Prepaid	1,443	1,317
	4,882	2,637
Fixed Assets		
Equipment (see note 4)	310,741	403,926
Total Assets	**315,623**	**406,563**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	0	4,336
Accounts payable and accrued liabilities	672,147	524,669
Convertible promissory notes (see note 5)	73,607	0
Convertible Debenture (see note 6)	125,000	125,000
Due to Shareholders (see note 7)	63,928	58,562
Due to Pegasus Advisory Group, Inc. (see note 8)	200,000	200,000
Total Liabilities	**1,34,682**	**912,567**
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock (note 9)		
10,000,000 shares authorized at $0.001par value		
1,010,000 shares issued and outstanding	1,002	1,002
Common Stock (see note 10)		
100,000,000 shares authorized at $0.001 par value		
31,083,760 shares issued and outstanding (10,295,000 December 31, 2005)	31,084	31,084
Additional paid in capital	1,083,258	1,083,258
Comprehensive debit / credit	(68,217)	(35,781)
Deficit	(1,866,186)	(1,584,567)
Total Stockholders' Equity	**(819,059)**	**(506,004)**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**315,623**	**406,563**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

STATEMENT OF OPERATIONS
For the period ended June 30, 2007
(unaudited)

	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006	(Restated) September 30, 1999 to June 30, 2007
	$	$			$
Sales	961	2,184	2,905	5,221	30,801
EXPENSES					
Advertising	207	4,642	2,150	8,299	35,697
Consulting fees	60,407	80,009	112,389	155,189	544,226
Professional fees	10,173	45,865	26,984	89,401	227,317
Rent	14,427	12,014	25,635	16,178	84,000
Internet hosting	2,221	2,360	3,969	2,370	24,953
Telephone	3,870	2,046	5,400	3,719	16,970
Travel and entertainment	413	2,544	473	3,202	21,454
Office	849	4,040	3,366	12,004	38,955
Interest	5,246	1,570	9,973	2,810	26,695
Wages and benefits	0	5,079	0	12,058	11,683
Directors fee	0	0	0	0	1,000
Amortization	49,211	60,069	93,185	129,605	642,707
Financing fee	0	0	0	2,500	202,500
	147,024	220,238	283,524	437,335	1,878,157
Other expense	0	0	0	0	18,830
Total expenses	147,024	220,238	283,524	437,335	1,896,987
NET LOSS	(146,063)	(218,054)	(280,619)	(432,114)	1,866,186)
NET LOSS PER COMMON SHARE					
Basic	(0.01)	(0.01)	(0.01)	(0.01)	
AVERAGE OUTSTANDING SHARES					
Basic and fully diluted	31,083,760	31,083,760	31,083,760	31,083,760	

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period ended June 30, 2007 and for the period September 30, 1999 (date of inception) to June 30, 2007

(unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006	September 30, 1999 to June 30, 2007 (Restated)
	$	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Net Loss	(146,063)	(225,554)	(280,619)	(427,556)	(1,665,186)
Adjustments to reconcile net loss to net cash provided by operating activities:					
Non cash expense					
Amortization	49,211	60,069	93,185	117,547	642,707
Operating assets and liabilities received for common shares on acquisition of subsidiary company	0	0	0	0	207,257
Issuance of common stock for expenses and mining property options	0	0	0	0	19,830
Changes in operating assets and liabilities	83,238	87,517	145,847	219,915	667,879
Net Cash Provided (Used) in Operations	(13,614)	(77,968)	(41,587)	(90,094)	(327,513)
CASH FLOWS FROM INVESTING ACTIVITIES					
Equipment acquired	0	(23,987)	0	(33,351)	(66,191)
CASH FLOWS FROM FINANCING ACTIVITIES					
Convertible preferred notes	45,070	0	73,607	0	73,607
Convertible debenture	0	75,000	0	75,000	125,000
Due to Pegasus	0	0	0	0	200.000
Loan from Shareholders	4,773	0	5,366	0	63,928
Net Cash from Financing	49,843	75,000	78,973	75,000	462,535
Foreign Exchange effect on cash	(37,675)	14,623	(32,436)	9,488	(68,217)
NET INCREASE (DECREASE) IN CASH	(1,446)	(12,332)	4,950	(38,957)	614
CASH (DEFICIENCY) AT BEGINNING OF YEAR/PERIOD	2,060	16,419	(4,336)	43,044	0
CASH AT END OF YEAR/PERIOD	614	4,087	614	4,087	614

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
From the date of inception September 30, 1999 to June 30, 2007
(Restated) **(unaudited)**

	Common Stock		Additional Paid-in Capital	Comprehensive DR / CR's	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount				
		$	$	$	$	$
Issuance of common stock for incorporation expense October 1, 1999	10,100	10	91	0	0	101
Common stock issued for option to acquire mining property October 15, 1999	477,900	478	4,301	0	0	4,779
Common stock issued for services December 30, 1999	2,000	2	198	0	0	200
Net (loss) December 31, 1999	0	0	0	0	(5,080)	(5,080)
Balance at December 31, 1999	**490,000**	**490**	**4,590**	**0**	**(5,080)**	**0**
Common stock issued for option to acquire mining property	2,995,000	2,995	0	0	0	2,995
Issuance of common shares for option to acquire mining property	10,755,000	10,755	0	0	0	10,755
Net (loss) December 31, 2000	0	0	0	0	(13,750)	(13,750)
Balance December 31, 2000	**14,240,000**	**14,240**	**4,590**	**0**	**(18,830)**	**0**
Net (loss) December 31, 2001, 2002, 2003	0	0	0	0	0	0
Balance December 31, 2003	**14,240,000**	**14,240**	**4,590**	**0**	**(18,830)**	**0**
Issuance of common shares to merge with Skillstorm December 31, 2005	16,833,760	16,834	949,101	0	0	965,935
Net (loss) December 31, 2004	0	0	0	0	(124,526)	(124,526)
Balance December 31, 2004	**31,073,760**	**31,074**	**953,691**	**0**	**(143,356)**	**841,409**
Common stock issued for directors services August 30, 2005	10,000	10	990	0	0	1,000
Additional paid in capital acquired on merger with Skillstorm	0	0	128,577	0	0	128,577
Preferred shares issued	0	0	0	0	0	2
Net (loss) December 31, 2005	0	0	0	0	(509,340)	(509,340)
Balance December 31, 2005	**31,083,760**	**31,084**	**1,083,258**	**0**	**(652,696)**	**461,648**
Preferred shares issued	0	0	0	0	0	1,000
Net (loss) December 31, 2006	0	0	0	(35,781)	(932,871)	(968,652)
Balance December 31, 2006	**31,083,760**	**31,084**	**1,083,258**	**(35,781)**	**(1,585,567)**	**(506,004)**
Net (loss) June 30, 2007	0	0	0	(32,436)	(280,619)	(313,005)
Balance June 30, 2007	**31,083,760**	**31,084**	**1,083,258**	**(68,217)**	**(1,866,186)**	**(819,059)**

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

The Company was incorporated with authorized share capital of 100,000,000 shares of common stock at a par value of $0.001 and 10,000,000 shares of preferred stock at a par value of $0.001. At June 30, 2007 the Company has 31,083,760 shares of common stock issued and outstanding and 2 shares of preferred stock issued and outstanding. The terms of the shares of preferred stock are to be determined by the board of directors as the preferred shares are issued.

The Company entered into the business of the development of sport learning software products combining methodology and technology in a manner for players, coaches, parents, associations and teachers to utilize. The technology is market ready. The Issuer is in discussions with several customers regarding the sale and installation of their solution.

These unaudited consolidated interim financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States for interim financial information, are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's consolidated financial statements.

In the opinion of the Company's management, this consolidated interim financial information reflects all adjustments necessary to present fairly the Company's consolidated financial position at June 30, 2007 and the consolidated results of operations and the consolidated cash flows for the three and nine months then ended.

Acquisition of Skillstorm Assets

Effective December 20, 2005, pursuant to an acquisition agreement, the Company acquired 100% of the issued capital stock of Skillstorm Online Learning, Inc., an Alberta corporation (the 'Alberta corporation'). As consideration, the Company issued 16,833,760 shares of common stock to acquire the Alberta corporation. As a result, the former shareholders of the Alberta corporation acquired 54% of the voting shares of the Company.

This transaction is, therefore, treated as a reverse takeover and, for accounting purposes, the Alberta corporation is deemed to have acquired the Company. Accounting for the business combination as a reverse takeover results in the following:

i) The financial statements of the combined entities are issued under the legal parent, Skillstorm Online Learning, Inc. (formerly Cherry Creek Gold Corporation) but are considered a continuation of the financial statements of the Alberta corporation.
ii) Accordingly for accounting purposes, the acquired assets, liabilities and business of the Alberta corporation are included in the financial statements at their historical carrying value.
iii) The accounting for the business combination on this basis is summarized in Note 5.
iv) All inter-company transactions have been eliminated on consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods

The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management and management is responsible for the integrity and objectivity of the financial statements.

These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Equipment

Equipment is recorded at cost and is being amortized over the estimated useful lives of the equipment, or term of lease, whichever is shorter, using the following rates:

Computer equipment	30% Declining balance
Computer software	100% Straight line
Furniture and equipment	20% Declining balance
Video content	30% Declining balance
Website	30% Straight-line

Website development costs

The Company capitalized its original website development costs and amortizes the resulting asset at 30% of the original cost per year. Costs of subsequent website upgrades are expensed as incurred.

Long-lived Assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale including discontinued operations. SFAS 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.

As such, these long-lived assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to SFAS 144. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (without interest charges and undiscounted). If impairment is deemed to exist, the assets will be written down to fair value less cost to sell.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation which permitted the measurement of compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004 FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. The Company will follow the Fair Value Method in accounting for stock issued to employees and to non-employees.

Basic and diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes

At December 31, 2006 the Company had combined net losses from operations available for carry forward of $1,342,000. The income tax benefit of approximately $335,000 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is indeterminable since the Company has limited operations. Losses for tax purposes begin to expire in 2011.

Financial Instruments

The carrying amounts of financial instruments, consisting of cash, accounts payable and accrued liabilities, are considered by management to be their estimated fair value.

Estimates and Assumptions

Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
The Company, since inception, implemented Statement of Financial Accounting Standards No. 130. The adoption of the standard had no impact on the total stockholder's equity.

Non Cash Issuance of Stock
- On October 1, 1999 the Company issued 10,100 shares of common stock nominally valued at $101 were issued for services provided by an officer and director of the Company.
- On October 15, 1999 the Company issued 477,900 shares of common stock nominally valued at $4,779 for consulting services related to certain options to acquire mineral properties.
- On February 18 and May 5, 2000 the Company issued 2,995,000 and 10,755,000 shares of common stock nominally valued at $13,750 for options to acquire mineral properties.
- On August 31, 2005 the Company issued 10,000 shares of common stock nominally valued at $1,000 were issued for services provided by an officer and director of the Company.
- On December 20, 2005 the Company issued 16,833,760 shares of common stock valued at $965,935 for ownership of Skillstorm Online Learning, Inc., an Alberta corporation.

Revenue Recognition
The Company's sales are cash only and sales are recorded as incurred. Sales transactions are conducted over the internet and deposits are made directly to the Company through WorldPay and PayPal.
Recent Accounting Pronouncements
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3 RESTATEMENT OF PRIOR PERIODS

The 2006 financial statements were restated to reflect the issuance of the Pegasus Advisory Group, Inc. note (see note 8) in 2006.The 2006 Net Loss, Deficit and Liabilities all increased by $200,000.

4. EQUIPMENT

June 30, 2007	Cost	Accumulated Amortization	Net
Computer equipment	$137,943	$122,236	$15,707
Computer software	5,562	5,562	0
Furniture and equipment	8,784	4,749	4,035
Video content	774,000	491,361	282,639
Website	27,159	18,799	8,360
	$953,448	$642,707	$310,741

December 31, 2006	Cost	Accumulated Amortization	Net
Computer equipment	$137,943	$116,771	$21,172
Computer software	5,562	5,562	0
Furniture and equipment	8,784	3,623	5,161
Video content	774,000	406,727	367,273
Website	27,159	16,839	10,320
	$953,448	$549,522	$403,926

5. CONVERTIBLE PROMISSORY NOTES

The convertible preferred notes will be converted at 5 cents per share immediately after the Company's Form 1A filing is approved and shares issued. These notes bear interest at 10% per annum.

6. CONVERTIBLE DEBENTURE

The debenture is in units of $25,000, bears interest at 12% per annum. Each unit includes one warrant to purchase 25,000 shares at $0.001 per share. At June 30, 2007 there were five units outstanding totaling $125,000.

7. DUE TO SHAREHOLDERS

$52,640 of the $63,298 owing to shareholders at June 30, 2007 is secured by assets of the Company and is repayable with interest at current bank rates. The balance is unsecured with no terms of repayment.

8. DUE TO PEGASUS ADVISORY GROUP, INC.

In September 2006, the Company issued a Convertible Note (the "Note") for services to Pegasus Advisory Group, Inc. ("Pegasus") in the principal amount of $200,000.00, bearing an interest rate of 2% per annum. The Note matures on September 28, 2008. In the event that the Company offers shares of common stock pursuant to a Form 1-A that is deemed qualified, Pegasus ("Regulation A Offering"), at its election, may convert the Note at any time on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering, on the same terms offered to the investors of the Regulation A Offering. Therefore, the Note has a conversion price equal to the price of securities sold or offered for sale in this or any qualified Regulation A Offering of the Company. Any portion of the principal and interest on the Note which is not converted shall become due and payable on September 28, 2008. There are no agreements or arrangements in place for Pegasus making an election to convert the Note into common stock of the Company.

9. PREFERRED SHARES

10,000 preferred shares are convertible on a one for one basis to Common Stock. They do not have any voting rights or dividends.

1,000,000 preferred shares were issued to the Chairman of the Company in 2006 for services. They carry super voting rights of 10 votes per share.

10. COMMON STOCK

In 1999 the Company issued 10,100 shares of common stock for organizational expenses of the Company, issued 477,900 shares of common stock for services all valued at $0.01 per share and issued 2,000 shares for office services valued at $0.10 per share. A further 13,750,000 shares of common stock were issued during 2000 at $0.001 per share for options to acquire mineral properties. The options subsequently expired unexercised. In 2005 the Company issued 10,000 shares of common stock valued at $0.10 per share for director services.

Effective December 31, 2005 the Company issued 16,833,760 shares of common stock to acquire technology, assets and business concepts of Skillstorm Acquisition Sub, valued at $461,648.

The Company did not issue common stock during the year ended December 31, 2006 or the period ended June 30, 2007

11. ENDORSEMENT AND ROYALTY AGREEMENTS

The Company is party to an agreement relating to the rights to the use of FC Bayern Munich AG's youth soccer academy training exercises. The initial agreement, dated April 27, 1998, was executed by a predecessor company and updated by Skillstorm on November 25, 2005. Bayern Munich received 100,000 Deutschmarks and a royalty calculated at50% of net incomes after defined Cost of Sales amounts, including amortization, are deducted. No restrictions were placed on where Skillstorm could sell its products, and therefore, Skillstorm has the ability to sell its products throughout the world. The Bayern Munich Agreement can be terminated by: a) written agreement between Bayern Munich and Skillstorm; b) the bankruptcy, receivership or dissolution of Skillstorm; or c) either party giving 60 days written notice to the other party of such termination.

12. GOING CONCERN

The Company intends to further develop its business interests as outlined in Note 1, however, the Company does not have the working capital necessary to be successful in this effort to expand its operations and continuation of the Company as a going concern is dependent upon the Company obtaining additional working capital. There is no assurance that the Company will be able to obtain any financing or to continue as a going concern.

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2006 and 2005 and the period from inception (September 30, 1999) to December 31, 2006
Unaudited

(Prepared by Management)

SKILLSTORM ONLINE LEARNING, INC.
CONSOLIDATED BALANCE SHEETS
For the years ended December 31, 2006 and 2005
BALANCE SHEETS
(unaudited)

	December 31, 2006	December 31, 2005
	$	$
ASSETS		
Current Assets		
Cash	0	43,044
	523	0
Sales tax recoverable	797	7,627
Prepaid	1,317	1,319
	2,637	51,990
Fixed Assets		
Equipment	403,926	606,806
Total Assets	**406,563**	**658,796**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Bank indebtedness	4,336	0
Accounts payable and accrued liabilities	524,669	143,465
Convertible Debenture (note 2)	125,000	0
Due to Shareholders (note 3)	58,662	53,683
Total Liabilities	**712,567**	197,148
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock		
10,000,000 shares authorized at $0.001par value		
10,000 shares issued and outstanding	2	2
Common Stock		
100,000,000 shares authorized at $0.001 par value		
31,083,760 shares issued and outstanding	31,084	31,084
(10,295,000 December 31, 2004)		
(10,285,000 December 31, 2003)		
Additional paid in capital	1,083,258	1,083,258
Comprehensive debit / credit	(35,781)	0
Deficit	(1,384,567)	(652,696)
Total Stockholders' Equity	**(306,004)**	461,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**406,563**	**658,796**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
For the periods ended December 31, 2006 and 2005
(unaudited)

	Year Ended December 31, 2006	Year Ended December 31, 2005	September 30, 1999 to December 31, 2006
	$	$	$
Sales	13,387	14,509	27,896
EXPENSES			
Advertising	10,258	23,189	33,447
Consulting fees	290,228	143,109	433,337
Professional fees	113,710	66,280	200,333
Rent	39,085	19,280	58,365
Internet hosting	7,195	13,789	20,984
Telephone	6,729	4,941	11,670
Travel and entertainment	9,167	11,814	20,981
Office	13,630	18,951	35,589
Interest	16,722	0	16,722
Wages and benefits	11,683	0	11,683
Directors fee	0	1,000	1,000
Amortization	226,851	221,496	549,522
	745,258	523,849	1,393,633
Other expense	0	0	18,830
Total expenses	745,258	523,849	1,412,463
NET LOSS	(731,871)	(509,340)	(1,384,567)
NET LOSS PER COMMON SHARE			
Basic	(0.02)	(0.02)	
AVERAGE OUTSTANDING SHARES			
Basic and fully diluted	31,083,760	31,083,760	

SKILLSTORM ONLINE LEARNING, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the periods ended December 31, 2006 and 2005
(unaudited)

	Year ended December 31, 2006 $	Year ended December 31, 2005 $	September 30, 1999 to December 31, 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	(731,871)	(509,340)	(1,384,567)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Non cash expense			
Amortization	226,851	221,496	549,522
Operating assets and liabilities received for common shares on acquisition of subsidiary company	0	128,577	207,257
Issuance of common stock for expenses and mining property options	0	1,000	19,830
Changes in operating assets and liabilities	387,513	114,313	522,032
Net Cash Provided (Used) in Operations	(117,507)	(43,954)	(85,926)
CASH FLOWS FROM INVESTING ACTIVITIES			
Equipment acquired	(23.971)	(42,220)	(66,191)
CASH FLOWS FROM FINANCING ACTIVITIES			
Convertible debenture	125,000	0	125.000
Loan from Shareholders	4,879	42,515	58,562
Net Cash from Financing	129,879	42,515	183,562
Foreign Exchange effect on cash	(35,781))	0	(35,781)
NET INCREASE (DECREASE) IN CASH	(47,380)	(43,659))	(4,336)
CASH AT BEGINNING OF YEAR/PERIOD	43,044	86.703	0
CASH (DEFICIENCY) AT END OF YEAR/PERIOD	(4,336)	43,044	(4,336)

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

SKILLSTORM ONLINE LEARNING, INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
December 31, 2006 and 2005
(unaudited)

1. THE COMPANY

The Company was organized in the jurisdiction of the state of Nevada on September 30, 1999 as Cherry Creek Gold Corporation and re-domiciled to the state of Washington on August 30, 2005. On January 6, 2006 the Company changed its name to Skillstorm Online Learning, Inc.

The Company was incorporated with authorized share capital of 100,000,000 shares of common stock at a par value of $0.001 and 10,000,000 shares of preferred stock at a par value of $0.001. At December 31, 2006 the Company has 31,083,760 shares of common stock issued and outstanding and 2 shares of preferred stock issued and outstanding. The terms of the shares of preferred stock are to be determined by the board of directors as the preferred shares are issued.

The Company entered into the business of the development of sport learning software products combining methodology and technology in a manner for players, coaches, parents, associations and teachers to utilize. The technology is market ready. The Issuer is in discussions with several customers regarding the sale and installation of their solution.

These unaudited consolidated interim financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States for interim financial information, are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company's consolidated financial statements for the year ended December 31, 2006.

In the opinion of the Company's management, this consolidated interim financial information reflects all adjustments necessary to present fairly the Company's consolidated financial position at December 31, 2006 and the consolidated results of operations and the consolidated cash flows for the three and nine months then ended.

Acquisition of Skillstorm Assets

Effective December 20, 2005, pursuant to an acquisition agreement, the Company acquired 100% of the issued capital stock of Skillstorm Online Learning, Inc., an Alberta corporation (the 'Alberta corporation'). As consideration, the Company issued 16,833,760 shares of common stock to acquire the Alberta corporation. As a result, the former shareholders of the Alberta corporation acquired 54% of the voting shares of the Company. This transaction is, therefore, treated as a reverse takeover and, for accounting purposes, the Alberta corporation is deemed to have acquired the Company. Accounting for the business combination as a reverse takeover results in the following:

i) The financial statements of the combined entities are issued under the legal parent, Skillstorm Online Learning, Inc. (formerly Cherry Creek Gold Corporation) but are considered a continuation of the financial statements of the Alberta corporation.
ii) Accordingly for accounting purposes, the acquired assets, liabilities and business of the Alberta corporation are included in the financial statements at their historical carrying value.
iii) The accounting for the business combination on this basis is summarized in Note 5.
iv) All inter-company transactions have been eliminated on consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
The summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management and management is responsible for the integrity and objectivity of the financial statements.

These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Equipment

Equipment is recorded at cost and is being amortized over the estimated useful lives of the equipment, or term of lease, whichever is shorter, using the following rates:

Computer equipment	30% Declining balance
Computer software	100% Straight line
Furniture and equipment	20% Declining balance
Video content	30% Declining balance
Website	30% Straight-line

Website development costs

The Company capitalized its original website development costs and amortizes the resulting asset at 30% of the original cost per year. Costs of subsequent website upgrades are expensed as incurred.

Long-lived Assets

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" establishes a single accounting model for long-lived assets to be disposed of by sale including discontinued operations. SFAS 144 requires that these long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations.

As such, these long-lived assets of the Company are reviewed when changes in circumstances require as to whether their carrying value has become impaired, pursuant to SFAS 144. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (without interest charges and undiscounted). If impairment is deemed to exist, the assets will be written down to fair value less cost to sell.

Stock Based Compensation

In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation which permitted the measurement of compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004 FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the Fair Value Method. The Company will follow the Fair Value Method in accounting for stock issued to employees and to non-employees.

Basic and diluted Net Income (Loss) Per Share

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes

At December 31, 2006 the Company had combined net losses from operations available for carry forward of $1,342,000. The income tax benefit of approximately $335,000 from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is indeterminable since the Company has limited operations. Losses for tax purposes begin to expire in 2011.

Financial Instruments

The carrying amounts of financial instruments, consisting of cash, accounts payable and accrued liabilities, are considered by management to be their estimated fair value.

Estimates and Assumptions

Management used estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Comprehensive Income
The Company, since inception, implemented Statement of Financial Accounting Standards No. 130. The adoption of the standard had no impact on the total stockholder's equity.

Non Cash Issuance of Stock
- On October 1, 1999 the Company issued 10,100 shares of common stock nominally valued at $101 were issued for services provided by an officer and director of the Company.
- On October 15, 1999 the Company issued 477,900 shares of common stock nominally valued at $4,779 for consulting services related to certain options to acquire mineral properties.
- On February 18 and May 5, 2000 the Company issued 2,995,000 and 10,755,000 shares of common stock nominally valued at $13,750 for options to acquire mineral properties.
- On August 31, 2005 the Company issued 10,000 shares of common stock nominally valued at $1,000 were issued for services provided by an officer and director of the Company.
- On December 20, 2005 the Company issued 16,833,760 shares of common stock valued at $965,935 for ownership of Skillstorm Online Learning, Inc., an Alberta corporation.

Revenue Recognition
The Company's sales are cash only and sales are recorded as incurred. Sales transactions are conducted over the internet and deposits are made directly to the Company through WorldPay and PayPal.
Recent Accounting Pronouncements
The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

3. EQUIPMENT

2006	Cost	Accumulated Amortization	Net
Computer equipment	$137,943	$116,771	$21,172
Computer software	5,562	5,562	0
Furniture and equipment	8,784	3,623	5,161
Video content	774,000	406,727	367,273
Website	27,159	16,839	10,320
	$953,448	$549,522	$403,926

2005	Cost	Accumulated Amortization	Net
Computer equipment	$113,972	$55,109	$58,863
Computer software	5,562	5,562	0
Furniture and equipment	8,784	1,550	7,234
Video content	774,000	252,769	521,231
Website	27,159	7,681	19,478
	$929,477	$322,671	$606,806

4. DUE TO SHAREHOLDERS

$52,640 of the $58,562 owing to shareholders at December 31, 2006 is secured by assets of the Company and is repayable with interest at current bank rates. The balance is unsecured with no terms of repayment.

5. COMMON STOCK

In 1999 the Company issued 10,100 shares of common stock for organizational expenses of the Company, issued 477,900 shares of common stock for services all valued at $0.01 per share and issued 2,000 shares for office services valued at $0.10 per share. A further 13,750,000 shares of common stock were issued during 2000 at $0.001 per share for options to acquire mineral properties. The options subsequently expired unexercised. In 2005 the Company issued 10,000 shares of common stock valued at $0.10 per share for director services.

Effective December 31, 2005 the Company issued 16,833,760 shares of common stock to acquire technology, assets and business concepts of Skillstorm Acquisition Sub, valued at $461,648

The Company did not issue common stock during the year ended December 31, 2006.

6. CONVERTIBLE DEBENTURE

The debentures are in units of $25,000, and bears interest at 12% per annum. Each unit includes one warrant to purchase 25,000 shares at $0.001 per share. At December 31, 2006 there were four units outstanding totaling $100,000.

7. PREFERRED SHARES

The preferred shares are convertible on a one for one basis to Common Stock. They do not have any voting rights or dividends.

8. ENDORSEMENT AND ROYALTY AGREEMENTS

The Company is party to several agreements relating to the rights to the use of FC Bayern Munich AG's youth soccer academy training exercises. The initial agreement, dated April 27, 1998, was executed by a predecessor company and updated by Skillstorm on November 25, 2005. This Right to Use and Royalty Agreement has no end date and has a Royalty amount associated with it. The Royalty is calculated as 50% of net incomes after defined Cost of Sales amounts, including amortization, are deducted.
The Company also has a signed endorsement from the president of FC Bayern Munich AG, Franz Beckenbauer.

9. CONTINGENT LIABILITY

In September 2006, the Company issued a Convertible Note (the "Note") for services to Pegasus Advisory Group, Inc. ("Pegasus") in the principal amount of $200,000.00, bearing an interest rate of 2% per annum.). The Note matures on September 28, 2008. In the event that the Company offers shares of common stock pursuant to a Form 1-A that is deemed qualified, Pegasus ("Regulation A Offering"), at its election, may convert the Note at any time on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering, on the same terms offered to the investors of the Regulation A Offering. Therefore, the Note has a conversion price equal to the price of securities sold or offered for sale in this or any qualified Regulation A Offering of the Company. Any portion of the principal and interest on the Note which is not converted shall become due and payable on September 28, 2008. There are no agreements or arrangements in place for Pegasus making an election to convert the Note into common stock of the Company.

10. GOING CONCERN

The Company intends to further develop its business interests as outlined in Note 1, however, the Company does not have the working capital necessary to be successful in this effort to expand its operations and continuation of the Company as a going concern is dependent upon the Company obtaining additional working capital. There is no assurance that the Company will be able to obtain any financing or to continue as a going concern.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

    The Company's losses are the result of the Company being in a pre-commercialization phase. As a result, the Company has incurred non-operating charges, including set-up costs, professional fees, design expenses, and amortization costs of the Company's video library. The Company has been able to use limited marketing funds to obtain a small "footprint" on web search engines. To date, the Company has yet to be able to sustain a concerted sales campaign. Additional funds from financing activities will allow for completion of the U-17 and U-19 age group products and for a comprehensive marketing and sales effort. Additional funds raised will allow for product completeness and the ability to extend the marketing reach of the Company.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    Since inception, the Company has incurred quarterly operating losses. The losses have accumulated due to the increased level of operational activities undertaken by the Company as it prepares to be fully operation. As the Company receives funding it will move from the pre-commercialization phase to a fully operating phase.

    The Soccer industry in North America continues to expand. Events in the past two years evidencing this expansion include the television viewer ship of the World Cup, David Beckham announcing that he will play soccer in the United States, the purchases of England Premiership teams by Americans, and the upcoming U-20 World Cup in Canada. These events are creating an awareness and demand for the type of advanced professional instruction which Skillstorm provides.

    The underlying economics continue to be strong for online learning products for mass participation activity worldwide. This is evidenced by the number of educational courses available online. In addition, there has been a proliferation of online pay-as-you-go interactive games sites. The average consumer is now more conversant with using online mobile technology for learning and entertainment activities.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:

N/A %. Prior sales were negligible.

What is the anticipated gross margin for next year of operations?

Approximately 70.0%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company has not had significant sales during the last fiscal year. Quarterly gross margins to date have been negative as a result of the limited sales and associated fixed hosting costs. The anticipated gross margin, before sales and marketing, administration and non-cash charges, as defined under GAAP, is estimated to be approximately 70%. While the Company will incur additional operating costs once fully operational, it is anticipated that the biggest costs will lie in the general administrative and marketing areas, as well as costs related to internet hosting and changes to the content of the Company's website. The anticipated operating margin after taking into account costs in these areas is expected to be approximately 15-20%. There are no inventory, direct labor, manufacturing or transportation costs to cover, now or in the future. The Company's current low level of sales activity is not sufficient to cover the minimal existing direct costs and sales and administrative costs. The Company currently has a negative margin. As sales activity increases, the Company will see an increase in its margin

50. Foreign sales as a percent of total sales for last fiscal year: 50%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

    All retail sales are over the internet and accessible worldwide.

PART III – EXHBIITS

EXHIBIT INDEX

Exhibit No.	Description	Location
2	Amended and Restated Articles of Incorporation of Cherry Creek Gold Corporation	E-3
2	Amended and Restated Bylaws of Skillstorm Online Learning, Inc.	E-6
3(a)	Certificate of Designation of Series B Preferred Stock of Skillstorm Online Learning, Inc.	E-21
3(b)	September 28, 2006 Consulting Debenture	E-23
3(c)	10% Convertible Promissory Note	E-29
4(a)	Subscription Agreement	E-33
4(b)	Unit Subscription Agreement	E-39
6(a)	Right to Use and Royalty Agreement between FC Bayern Munich AG and Skillstorm Online Learning, Inc.	E-52
6(b)	Confirmation of CMSA Order	E-57
6(c)	Lausitzer Sportschile Letter of Agreement	E-58
6(d)	Letter Agreement between Intersports and FC Bayern Munich AG	E-59
6(e)	Independent Contractor Agreement with Henry Hausler	E-60
6(f)	Independent Contractor Agreement with Peter Malakoane	E-64
6(g)	Independent Contractor Agreement with Peter Ranke	E-68
8	Agreement and Plan of Reorganization	E-71
11	Opinion re Legality of The Otto Law Group, PLLC	E-108

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
CHERRY CREEK GOLD CORPORATION

ARTICLE I
NAME

The name of this corporation is:

SKILLSTORM ONLINE LEARNING, INC.

ARTICLE II
STOCK

The corporation shall have authority to issue in the aggregate 125,000,000 shares of stock. Such shares shall be divided into two classes as follows:

(a) One hundred million (100,000,000) shares of common stock, par value $0.001 per share.

(b) Twenty-five million (25,000,000) shares of preferred stock, par value $0.001 per share. The shares of said preferred class may be divided into and issued in series, and authority is hereby vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide or issue any part or all of such preferred class into any number of series and to fix, determine, or amend the relative rights and preferences for the shares of any series so established that is wholly un-issued.

Within any limits stated in these articles or in the resolution of the Board of Directors establishing a series, the Board of Directors may, after the issue of shares of a series, amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number or shares of that series, and the number of shares constituting the decrease shall resume the status which they had before the adoption of the resolution establishing the series.

ARTICLE III
CUMULATIVE VOTING

Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

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ARTICLE IV
PREEMPTIVE RIGHTS

No shareholder of this corporation shall have, as such holder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof, except to the extent provided by written agreement with this corporation.

ARTICLE V
DIRECTORS

(a) The Board of Directors is expressly authorized to make, alter, and repeal the Bylaws of the corporation, subject to the power of the shareholders of the corporation to change or repeal such Bylaws.

(b) To the fullest extent permitted by the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE VI
BYLAWS

The Authority to make bylaws for the corporation is hereby expressly vested in the Board of Directors of this corporation, subject to the power of the majority of the shareholders to change or repeal such bylaws. Any such change in the bylaws must be in agreement by the majority (fifty percent or more) of the shareholders. The Board of Directors shall not make or alter any bylaws fixing their qualifications, classifications, terms of office or extraordinary powers without first securing the approval of the majority (fifty percent or more) of the shareholders. Such Majority approval may be obtained by the Board of Directors without the necessity of a Special or Extraordinary General Meeting of the corporation's shareholders. Such Majority shareholder approval may be obtained by consent of a majority (fifty percent or more) of the shareholders or a polling of the shareholders by telephone or telefax.

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ARTICLE VII
SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, the following actions must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group:

(a) Amendment of the Articles of Incorporation;
(b) A plan of merger or share exchange;
(c) The sale, lease, exchange or other disposition of all or substantially all of the corporation's assets, other than in the usual and regular course of business; or
(d) Dissolution of the corporation.

Executed this 6th day of January 2006



Christopher Turner
Director

01/06/2006 FRI 13:53 [TX/RX NO 8505] 009

Amended and Restated

Bylaws

of

Skillstorm Online Learning, Inc.

ARTICLE I

OFFICES

1.1 **Registered Office and Registered Agent**: The registered office of the corporation shall be in the State of Washington and located at such place as may be fixed from time to time by the Board of Directors upon filing of such notices as required by law. The registered agent in the State of Washington shall have a business office identical with such registered office.

1.2 **Other Offices**: The corporation may have other offices, either within or outside the State of Washington, at such place or places as the Board of Directors may from time to time appoint or the business of the corporation may require, provided, however, that the corporation's books and records shall be maintained at such place within the continental United States as the Board of Directors shall from time to time designate.

ARTICLE II

STOCKHOLDERS

2.1 **Place of Stockholders' Meetings:** All meetings of the stockholders of the corporation shall be held at such place or places, within or outside the State of Washington as may be fixed by the Board of Directors from time to time or as shall be specified in the respective notices thereof.

2.2 **Annual Meetings of Stockholders:** An annual meeting of stockholders shall be held each year within five months after the close of the fiscal year of the Corporation.

2.3 **Purpose of Annual Meetings:** At each annual meeting, the stockholders shall elect the members of the Board of Directors (every two years, or as otherwise appropriate) for the succeeding year. At any such annual meeting any further proper business may be transacted.

2.4 **Special Meetings of Stockholders**: Special meetings of the stockholders or of any class or series thereof entitled to vote may be called by the Chairman, or his designee, two directors of the Board, and special meetings of the stockholders or any class or series thereof entitled to vote may be called by that percentage of holders the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting in accordance with the Articles of Incorporation, as amended, and RCW 23B.07.020. The Board of Directors may designate any location as the place of any special meetings called.

2.5 Notice of Meetings of Stockholders: Except as otherwise expressly required or permitted by law, not less than ten days (10) nor more than sixty days (60) before the date of every stockholders' meeting the Secretary shall give to each stockholder of record entitled to vote at such meeting, written notice, served personally by mail; private carrier; personal delivery; telegraph; teletype; or telephone, wire or wireless equipment which transmits a facsimile of the notice; stating the place, date and hour of the meeting, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice, if mailed shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder and the address as it appears on the records of the corporation. Any notice to stockholders shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is to be given.

2.6 Quorum of Stockholders:

(a) Unless otherwise provided by the Articles of Incorporation or Bylaws, at any meeting of the stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of the votes shall constitute a quorum. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) At any meeting of the stockholders at which a quorum shall be present, a majority of voting stockholders, present in person or by proxy, may adjourn the meeting from time to time without notice other than an announcement at the meeting. In the absence of a quorum, the officer presiding thereat shall have power to adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting, other than announcement at the meeting, shall not be required to be given except as provided in paragraph 2.6 (d) below and except where expressly required by law.

(c) At any adjourned session at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting originally called but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof, unless a new record date is fixed by the Board of Directors.

(d) If an adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.7 Chairman and Secretary of Meeting: The Chairman or his designee shall preside at meetings of the stockholders. The Secretary shall act as secretary of the meeting or if he is not present, then the presiding officer may appoint a person to act as secretary of the meeting.

2.8 Voting by Stockholders: Except as may be otherwise provided by the Articles of Incorporation or these Bylaws, at every meeting of the stockholders each stockholder shall be entitled to one vote for each share of voting stock standing in his name on the books of the corporation on the record date for the meeting. Except as otherwise provided by these

Bylaws, all elections and questions shall be decided by the vote of a majority in interest of the stockholders present in person or represented by proxy and entitled to vote at the meeting.

2.9 **Proxies:** Any stockholder entitled to vote at any meeting of stockholders may vote either in person or by proxy. A proxy shall be in writing, subscribed by the stockholder or his duly authorized attorney-in-fact, and must be dated and witnessed. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

2.10 **Inspectors:** The election of directors and any other vote by ballot at any meeting of the stockholders shall be supervised by at least two inspectors. The presiding officer may appoint such inspectors before or at the meeting; or if one or both inspectors so appointed shall refuse to serve or shall not be present, the officer presiding at the meeting shall make such appointment.

2.11 **List of Stockholders:** (a) At least ten (10) days before every meeting of stockholders, the Secretary shall prepare and make a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.

(b) During ordinary business hours, for a period of at least ten (10) days prior to the meeting, such list shall be open to examination by any stockholder for any purpose germane to the meeting, at the principal place of business of the corporation. The list shall be produced and kept at the time and place where the meeting is to be held and may be inspected by any stockholder who is present.

(c) The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section 2.11 or the books of the corporation, or to vote in person or by proxy at any meeting of stockholders.

2.12 **Procedure at Stockholders' Meetings:** Except as otherwise provided by these Bylaws or any resolutions adopted by the stockholders or Board of Directors, the order of business and all other matters of procedure at every meeting of stockholders shall be determined by the presiding officer.

2.13 **Action By Stockholders Without Meeting:** Unless otherwise provided by the Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the majority holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE III

DIRECTORS

3.1 **Powers of Directors**: The management of all of the affairs, property, and interest of the corporation shall be vested in the Board of Directors, except as otherwise provided by the Washington Business Corporation Act or the Articles of Incorporation. In addition to the powers and authorities expressly conferred upon the Board of Directors by these Bylaws and the Articles of Incorporation, the Board of Directors may exercise all powers of the corporation and do any acts that the shareholders direct to be performed which are not prohibited by law, the Articles of Incorporation, or these Bylaws.

3.2 **Number, Method of Election, Terms of Office of Directors**: The number of directors which shall constitute the Board of Directors shall be Five (5) unless and until otherwise determined by a vote of a majority of the entire Board of Directors. Each Director shall be elected by the stockholders at each annual stockholders' meeting to hold office until the next annual meeting of the stockholders and until his or her successor is elected and qualified, provided, however, that a director may resign at any time (see Section 3.3 (a)). Directors need not be stockholders or residents of the State of Washington.

3.3 **Vacancies on Board of Directors; Removal**: (a) Any director may resign his or her office at any time by delivering their resignation in writing or by electronic facsimile transmission to the Chairman of the Board. It will take effect after being considered and accepted by the Board.

(b) All vacancies in the Board of Directors, whether caused by resignation, death, cause or otherwise, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill any vacancy shall hold office for the unexpired term of the director's predecessor and until the director's successor is elected and qualified. Any directorship to be filled due to an increase in the number of directors shall be filled, by a vote of the holders of a majority of the shares entitled to vote, for a term of two (2) years. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

(c) Any director may be removed with cause at any time by the majority vote of the stockholders given at a special meeting of the stockholders called for that purpose. (1) Removal with "Cause" (as hereinafter defined) upon written notice, served personally by mail; private carrier; personal delivery or wireless equipment which transmits a facsimile written or electronically a notice to a Director. In the event the Board of Directors determines that it has reason to remove a Director for Cause, the Board of Directors of the Company shall provide director with written notice specifying the basis underlying its determination. In the event such event of Cause may be capable of being cured, a Director shall have one hundred eighty (180) days from the date of the written notice to cure any deficiencies in the Director's performance specified in the notice provided by the Board of Directors. In the event the Director fails to cure such deficiency, Director shall accrue no additional rights or benefits pursuant to the terms of this Agreement from the one hundred eightieth (180th) day after the termination. For purposes of these Bylaws, removal for "Cause" shall be defined as removal because of: (i) his or her conviction of a felony involving a gross moral turpitude " a base, depraved or vile act" (ii) gross and willful misconduct by Director (in) a finding of gross dishonesty of the Director by the Board of Directors of the Company, as the case may be, (iii) willful malfeasance or gross negligence, or failure to act involving material non-feasance, (iv) insubordination or willful failure to perform assigned duties.

3.4 Meetings of the Board of Directors: (a) The Board of Directors may hold their meetings, both regular and special, either within or outside the State of Washington.

(b) Regular meetings of the Board of Directors may be held at such time and place as shall from time to time be determined by resolution of the Board of Directors. No notice of such regular meetings shall be required. If the date designated for any regular meeting be a legal holiday, then the meeting shall be held as soon as possible thereafter providing it is not a legal holiday.

(c) The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders for the election of officers and the transaction of such other business as may come before it. If such meeting is held at the place of the stockholders' meeting, no notice thereof shall be required.

(d) Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman of the Board, or at the written request of any two (2) directors.

(e) The Secretary shall give notice to each director of any special meeting of the Board of Directors by emailing, mailing, faxing or delivering the same at least forty-eight (48) hours before the meeting.

Unless required by law, such notice need not include a statement of the business to be transacted at, or the purpose of, any such meeting. Any and all business may be transacted at any meeting of the Board of Directors. No notice of any adjourned meeting need be given. No notice to or waiver by any director shall be required with respect to any meeting at which the director is present.

3.5 Quorum and Action: Unless provided otherwise by law or by the Articles of Incorporation or these Bylaws, a majority of the Directors shall constitute a quorum for the transaction of business; but if there shall be less than a quorum at any meeting of the Board, a majority of those present may adjourn the meeting from time to time. The vote of a majority of the Directors present at any meeting at which a quorum is present shall be necessary to constitute the act of the Board of Directors.

3.6 Chairman and Secretary of the Meeting: The Chairman of the Board or his designee shall preside at meetings of the Board. The Secretary shall act as secretary of the meeting, but in his absence the presiding officer may appoint a secretary of the meeting.

3.7 Action by Directors Without Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if the action is taken by a majority of all members of the Board of Directors or committee, as the case may be. The action must be evidenced by one or more written consents setting forth the action taken, signed by a majority of the directors, or by a majority of the members of the committee, as the case may be, either before or after the action taken, and delivered to the Corporation for inclusion in the minutes or filing with the Corporation's records.

3.8 <u>**Action by Telephonic Conference:**</u> Members of the Board of Directors, or any committee designated by such board, may participate in a meeting of such board or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such a meeting shall constitute presence in person at such meeting.

3.9 <u>**Committees:**</u> The Board of Directors shall, by resolution or resolutions passed by a majority of Directors designate one or more committees, each of such committees to consist of one or more Directors of the Corporation, for such purposes as the Board shall determine. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.

3.10 <u>**Compensation of Directors**</u>**:** All Directors shall receive compensation for their service on the Board of Directors or any committees thereof, whether in the form of, Directors fees or a fixed fee for attendance at meetings, or both, with expenses, if any, as the Board of Directors may from time to time determine. Nothing herein contained shall be construed to preclude any Director from serving the corporation or a subsidiary of the corporation in any other capacity and receiving compensation for such service.

ARTICLE IV

OFFICERS

4.1 (a) The Board of Directors may elect or appoint at any time, and from time to time, additional officers or agents with such duties as it may deem necessary or desirable. Such additional officers shall serve at the pleasure of the Board or otherwise the Board shall specify as at the time of such election or appointment. The same person may hold two or more offices.

(b) All checks or demands for money and notes of the corporation shall be signed by such Officer or Officers or such other person or persons as the Board of Directors may from time to time designate.

(c) The compensation and any contracts related to compensation of all officers of the corporation shall be established solely by the Board of Directors.

4.2 <u>**Removal of Elected Officers**</u>**:** Any elected officer may be removed at anytime, with cause, by resolution adopted at any regular or special meeting of the Board of Directors by a majority of the Directors then in office. (1) Removal with "Cause" (as hereinafter defined) upon written notice, served personally by mail; private carrier; personal delivery or wireless equipment which transmits a facsimile written or electronically a notice to a Director.

In the event the Board of Directors determines that it has reason to remove a Director for Cause, the Board of Directors of the Company shall provide director with written notice specifying the basis underlying its determination. In the event such event of Cause may be capable of being cured, a Director shall have one hundred eighty (180) days from the date of the written notice to cure any deficiencies in the Director's performance specified in the notice provided by the Board of Directors. In the event the Director fails to cure such deficiency, Director shall accrue no additional rights or benefits pursuant to the terms of this Agreement from the one hundred eightieth (180th) day after the termination. For purposes of these Bylaws, removal for "Cause" shall be defined as removal because of: (i) his or her conviction of a felony involving a gross moral turpitude " a base, depraved or vile act" (ii) gross and willful misconduct by Director (in) a finding of gross dishonesty of the Director by the Board of Directors of the Company, as the case may be, (iii) willful malfeasance or gross negligence, or failure to act involving material non-feasance, (iv) insubordination or willful failure to perform assigned duties.

ARTICLE V

CAPITAL STOCK

5.1 Consideration for Shares: Consideration for shares may consist of cash, promissory notes, services performed, contracts for services to be performed, or any other tangible or intangible property. If shares are issued for other than cash, the Board of Directors shall determine the value of the consideration.

5.2 Issuance, Form and Execution of Certificates: Each certificate representing shares may state upon the face of the certificate the par value of each share or may state that the shares are without par value.

No shares of the corporation shall be issued unless authorized by the Board of Directors. Such authorization shall include the maximum number of shares to be issued and the consideration to be received for each share. Certificates for shares of the corporation shall be in a form consistent with the provisions of the Washington Business Corporation Act and shall state: (a) the name of the issuing corporation and that the corporation is organized under the laws of this state; (b) the name of the person designee or entity to whom issued; (c) the number and class of shares and the designation of the series, if any, which the certificate represents; and (d) if the corporation is authorized to issue shares of more than one class, that upon request and without charge, the corporation will furnish any shareholder with a full statement of the designations, preferences, limitations and relative rights of the shares of each class or series, and the authority of the Board of Directors to determine variations for future series.

Certificates of stock shall be issued in numerical order. Each certificate issued shall be signed by the Chairman and President, or President and Secretary, and may be sealed with the seal of the corporation or a facsimile of the seal of the corporation. The signatures of such officers may be facsimiles if a transfer agent countersigns the certificate, or registered by a registrar, other than the corporation it or an employee of the corporation. If the officer that signed, either manually or in facsimile, a share certificate does not hold office when the certificate is issued, the certificate is nevertheless valid.

5.3. Fractional Shares or Scrip: The corporation may, but shall not be obliged to, issue a certificate for a fractional share, which shall entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the assets of the corporation in the event of liquidation. In lieu of fractional shares, the Board of Directors may: (a) dispose of a fractional interest by paying in cash the fair value of the fractional interest as of the time when those entitled to receive such shares are determined, or (b) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of scrip aggregating a full share.

5. 1 Transfers: Transfers of stock shall be made only upon the stock transfer books of the corporation, kept at the registered office of the corporation or at its principal place of business, or at the office of its transfer agent or registrar. Shares may be transferred by delivery of the certificate, accompanied either by an assignment in writing on the back of the certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the record holder of the certificate. Before a new certificate is issued, the old certificate shall be surrendered for cancellation. Restrictions on the transfer of shares that the Board of Directors may from time to time adopt are valid and enforceable to the extent permitted by Washington law. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register and record transfers of shares.

5.5 Record Ownership: A record of the name and address of the holder of such certificate, the number of shares represented thereby and the date of issue thereof shall be made on the corporation's books. The corporation shall be entitled to treat the holder of any share of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereof, except as required by law

5.6 Mutilated, Lost or Destroyed Certificates. If any stock certificate is mutilated, lost or destroyed, it may be replaced upon proof of such mutilation, loss, or destruction. The Board of Directors may require the shareholder to provide a satisfactory bond or indemnity to the corporation in such sum as determined by the Board of Directors or may impose other conditions or establish other procedures, as it deems necessary.

5.7 Transfer Agent; Registrar; Rules Respecting Certificates: The Corporation may maintain one or more transfer offices or agencies where stock of the corporation shall be transferable. The corporation may also maintain one or more registry offices where such stock shall be registered. The Board of Directors may make such rules and regulations, as it may deem expedient concerning the issue, transfer and registration of stock certificates.

5.8 Fixing Record Date for Determination of Stockholders of Record: The Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of the stockholders or any adjournment thereof, or the stockholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or to express consent to corporate action in writing without a meeting, or in order to make a determination of the stockholders for the purpose of any other lawful action. Such record date in any case shall be not more than sixty (60) days nor less than ten (10) days before the date of a meeting of the stockholders, nor more than sixty days prior to any other action requiring such determination of the stockholders. A determination of stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5.9 <u>Dividends</u>: Subject to the provisions of the Certificate of Incorporation, the Board of Directors may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the corporation available for dividends, such sum or sums as the Board of Directors from time to time in their discretion deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Board of Directors shall deem conducive to the interests of the corporation.

5.10 <u>Closing Stock Transfer Books and Fixing Record Date</u>: For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for the payment of any distribution, the allotment of rights, the conversion or exchange of any securities by their terms or any other proper purpose, the Board of Directors may provide that the stock transfer books shall be closed for a stated period not to exceed sixty (60) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, the date in any case to be not more than seventy (70) days and, in case of a meeting of shareholders, not less than ten (10) (or in the case of a merger, dissolution, amendment of the Articles of Incorporation, or sale of assets, twenty (20) days prior to the date on which the particular action requiring the determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, the date on which notice of the meeting is mailed shall be the record date for such determination of shareholders. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to a distribution, the date on which the Board adopted the resolution declaring the dividend shall be the record date. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, that determination should be the record date unless Washington law requires fixing a new record date.

ARTICLE VI

<u>SECURITIES HELD BY THE CORPORATION</u>

6.1 <u>Voting:</u> Unless the Board of Directors shall otherwise order or appoint a designee, the Chairman or his designee shall have full power and authority, on behalf of the corporation, to attend, act and vote at any meeting of the stockholders of any corporation in which the corporation may hold stock, and at such meeting to exercise any or all rights and powers incident to the ownership of such stock, and to execute on behalf of the corporation a proxy or proxies empowering another or others to act as aforesaid. The Board of Directors from time to time may confer like powers upon any other person or persons.

6.2 General Authorization to Transfer Securities Held by the Corporation: (a) Unless the Board of Directors shall otherwise order or appoint a designee, the Chairman by direction of the Board of Directors, shall be, and they hereby are, authorized and empowered to transfer, convert, endorse, sell, assign, set over and deliver any and all shares of stock, bonds, debentures, notes, subscription warrants, stock purchase warrants, evidence of indebtedness, or other securities now or hereafter standing in the name of or owned by the corporation, and to make, execute and deliver, under the seal of the corporation, any and all written instruments of assignment and transfer necessary or proper to effectuate the authority hereby conferred.

(b) Whenever there shall be annexed to any instrument of assignment and transfer executed pursuant to and in accordance with the foregoing paragraph (a), a certificate of the Secretary of the corporation in office at the date of such certificate setting forth the provisions of this Section 6.2 and stating that they are in full force and effect and setting forth the names of persons who are then officers of the corporation, then all persons to whom such instrument and annexed certificate shall thereafter come, shall be entitled, without further inquiry or investigation and regardless of the date of such certificate, to assume and to act in reliance upon the assumption that the shares of stock or other securities named in such instrument were theretofore duly and properly transferred, endorsed, sold, assigned, set over and delivered by the corporation, and that with respect to such securities the authority of these provisions of the Bylaws and of such officers is still in full force and effect.

ARTICLE VII

MISCELLANEOUS

7.1 Signatories: All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by a designee appointed by the Board of Directors from time to time.

7.2 Seal: The seal of the corporation shall be in such form and shall have such content, as the Board of Directors shall from time to time determine.

7.3 Notice and Waiver of Notice: Whenever any notice of the time, place or purpose of any meeting of the stockholders, directors or a committee is required to be given under the law of the State of Washington, the Articles of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic facsimile transmission by the person entitled to notice whether before or after the holding thereof, or actual attendance at the meeting in person or, in the case of any stockholder, by his attorney-in-fact, shall be deemed equivalent to the giving of such notice to such persons.

7.4 Fiscal Year: The fiscal year of the corporation shall be set by resolution of the Board of Directors. The Fiscal year of the corporation shall begin on September 1st and end on August 31st the following year.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND AGENTS

8.1 Definitions:

(a) "Director" means any person who is or was a director of the corporation and any person that, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan;

(b) "Expenses" means costs and attorneys' fees;

(c) "Official capacity" means: (i) when used with respect to a director, the office of director in the corporation, and (ii) when used with respect to a person other than a director as contemplated in Section 8.9 of this Article, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation; but shall not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise or employee benefit plan; Or for the purposes of this Article references to the corporation include all constituent corporations that result in consolidations, joint ventures, mergers, change of control, or like events or other enterprises that evolve from the corporation shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he or she would have if they had served the resulting or surviving corporation in the same capacity.

(d) "Party" means a person who was, is, or is threatened to be, made a named defendant or respondent in a proceeding or who is otherwise involved in a proceeding (including, without limitation, a witness); and

(e) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding whether civil, criminal, administrative, or investigative and whether formal or informal.

8.2 Director Indemnities; Proceeding Not by or in Right of Corporation:

The corporation may indemnify any director made a party to any proceeding, other than a proceeding by or in the right of the corporation, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with such proceeding if:

(a) The director conducted himself or herself in good faith, and: (i) if the conduct involved his or her own official capacity with the corporation, that he or she reasonably believed his or her conduct to be in the corporation's best interests, or (ii) in all other circumstances, that he or she reasonably believed that his or her conduct was not opposed to the corporation's best interests; and

(b) In a criminal proceeding, the director had no reasonable cause to believe his or her conduct was unlawful.

The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not be determinative of itself that the director did not meet the requisite standard of conduct set forth in this Section.

8.3 **Director Indemnities; Proceeding by or in Right of Corporation:** The corporation may indemnify any director made a party to any proceeding by or in the right of the corporation against all expenses actually incurred by the director in connection with such proceeding if the director conducted himself or herself in good faith; and

(a) If the conduct was in the director's official capacity with the corporation and the director reasonably believed that his or her conduct was in the corporation's best interests; or

(b) If the director reasonably believed that his or her conduct was not in opposition to the corporation's best interests; provided that, no indemnification shall be made pursuant to this Section if such person is adjudged liable to the corporation.

8.4 **No Indemnity When Director Receives Benefit:** A Director shall not be indemnified under Section 8.2 or 8.3 of this Article in any proceeding, whether or not the director acted in his or her official capacity, if the director was adjudged liable because the director personally received a benefit in money, property, or services to which the director was not legally entitled, except that the action which could cause the proceeding against the Director was disclosed to and accepted by majority vote by the Board of Directors and publicly disclosed to the shareholders prior to any official proceeding was undertaken against the Director seeking indemnification.

8.5 **Director Indemnity by Corporation or Court Order:** Unless otherwise limited by the Articles of Incorporation:

(a) A director who is subject to Section 8.4 and has been wholly successful, on the merits or otherwise, in the defense of any proceeding referred to in Section 8.2 or 8.3 of this Article shall be indemnified for all residual expenses incurred by the director in connection with the proceeding; expenses incurred by the indemnified party in defending a civil or criminal action, suit or proceeding shall be paid by the corporation during and in advance of the final disposition of such action as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or in behalf of any party defined in Article VIII Section 8.1, "Director"; or

(b) The Indemnification provided by this section shall not be deemed exclusive of any other rights which the Indemnified party may be entitled to under any statue, by law, contract or agreement, Board of Directors or shareholders vote both as to action in his or her official capacity and as to action in another capacity while holding such office and shall, continue as to a person who has ceased to be acting as defined in Article VII, Section 8.1

"Director" and shall inure to the benefit of the heirs, executors and administrators of such a person and his or her entities; or

(c) A court of appropriate jurisdiction, which may be the same court in which the proceeding involving the director's liability took place, upon application of the director and such notice as the court shall require, shall have authority to order indemnification of the director in the following circumstances:

(i) If the court determines that the director is entitled to indemnification under Paragraph (a) of this Section, the court shall order such indemnification, which shall include all expenses incurred in obtaining such indemnification; or

(ii) If the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standards of conduct set forth in Section 8.2, 8.3 or 8.4 of this Article or was adjudged liable under Section 8.4 of this Article, the court may order such indemnification as the court shall deem proper, except that such indemnification shall be limited to expenses for any proceeding referred to in Section 8.3 of this Article and any proceeding referred to in Section 8.4 in which the director was adjudged liable of this Article.

8.6 <u>Determination of Propriety of Director Indemnification</u>:

The corporation shall not indemnify the director pursuant to Section 8.2 or 8.3 of this Article unless it has been determined that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in the applicable Section. Such determination shall be made:

(a) By the Board of Directors by a majority vote of a quorum consisting of directors that are not parties to such proceeding; or

(b) If such a quorum cannot be obtained, then by a majority vote of a committee to the Board of Directors, duly designated to act in the matter by a majority vote of the full Board of Directors (in which designation directors who are parties may participate), consisting solely of two or more directors that are not parties to such proceeding; or

(c) By written opinion by legal counsel selected by the Board of Directors or a committee to the Board of Directors by vote as set forth in Paragraph (a) or (b) of this Section, or if the requisite quorum of the full Board of Directors cannot be obtained and such committee cannot be established, then by a majority vote of the full Board of Directors (in which selection directors who are parties may participate), <u>provided that</u>, an attorney, or a firm having associated with it an attorney, retained by or that has performed services within the past two (2) years for the corporation or any party to be indemnified may not serve as such legal counsel; or

After determining that indemnification of the director is permissible, the Board of Directors, or the committee to the Board of Directors, may authorize the indemnification of the director and may determine the reasonableness of the expenses incurred by the director in the manner described in Paragraphs (a) and (b). If determination is not authorized by Section 8.6 (a) or (b) that indemnification of the Director is permissible under paragraph (c), upon the written opinion by legal counsel. The authorization of indemnification and the determination of the reasonableness of the expenses incurred by the Director shall be made, as well, in the manner specified in paragraph (c) of this Section for the selection of such counsel. If the determination that indemnification of the director is permissible under (a) and (b) or was made by legal counsel as described in Paragraph (c), then the authorization of indemnification and the determination of the reasonableness of the expenses incurred by the director shall be made in the manner specified in Paragraph (c) of this Section for the selection of such counsel. Shares held directly by Directors with the absolute power to vote those shares who are parties to the proceeding shall not be voted on the subject matter under this Section.

8.7 **Payment of Expenses Before Final Disposition of Proceeding:** All expenses incurred by a director who is a party to a proceeding must be paid or reimbursed by the corporation during and in advance of the final disposition of such proceeding on the following conditions:

(a) Upon receipt by the corporation of a written promise by or on behalf of the director to repay such amount if it is ultimately determined that the director has not met the standard of conduct necessary for indemnification by the corporation as authorized by this Article; and

(b) Either:

(i) Upon a determination as described in Section 6 of this Article that the information then known (i.e., without undertaking further investigation) to those making the determination does not establish that indemnification would not be permissible under Section 2 3AND 8.4 of this Article; or

(ii) Upon receipt by the corporation of a written affirmation by the director of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation as authorized in this Article.

The agreement required by Paragraph (a) of this Section shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment. Payments under this Section may be authorized in the manner specified in Section 8.6 of this Article.

8.8 **Additional Indemnification:** The corporation shall have the power to make or agree to any further indemnity, including the advance of expenses, to any director (as defined in Section 8.1) that is authorized by the Articles of Incorporation, any Bylaw adopted or ratified by the shareholders, or any resolution adopted or ratified, before or after the event, by the shareholders, provided that no such indemnity shall indemnify any director for acts of comission of such director finally adjudged to be intentional misconduct or a knowing violation of law, or for conduct of such director finally adjudged to be in violation of RCW 23B.08.310 (or any successor statute), or for any transaction with respect to which it was finally adjudged that such director personally received benefit in money, property, or services to which the director was not legally entitled. Unless the Articles of Incorporation, a Bylaw, or a resolution provide otherwise, any determination as to any further indemnity shall be made in accordance with Sections 8.4, 8.5 and 8.6 of this Article. Each such indemnity may continue as to a person who has ceased to be a director and may inure to the benefit of the heirs, executors, and administrators of such a person.

8.9 Indemnification of Non-Directors: Unless otherwise limited by the Articles of Incorporation the corporation will also indemnify an officer, employee, or agent as defined in Section 8.1 (a) that is not a director to such extent, consistent with law, as provided by the Articles of Incorporation, the Bylaws, a general or specific resolution of the Board of Directors, or a contract.

8.10 Liability Insurance: The corporation may purchase and maintain insurance on behalf of any person who is, or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as an officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against the person and incurred by the person in any such capacity or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this Article.

8.11 Notice to Shareholders of Indemnification: The shareholders shall be notified of the indemnification of any person in accordance with this Article, including any payment or reimbursement of expenses, by a written report sent prior to the notice of the next annual shareholders' meeting or sent with such notice. The written report shall contain a brief description of the proceedings involving the person indemnified and the nature and extent of such indemnification.

ARTICLE IX

AMENDMENTS OF THE BYLAWS

9.1 By the Board of Directors. If the Articles of Incorporation shall so provide, the Board of Directors shall have power to make, alter, amend and repeal the Bylaws of the corporation. However, any such Bylaws, or any alteration, amendment or repeal of the Bylaws, may be changed or repealed by a vote of the holders of a majority of the shares entitled to vote at any shareholders' meeting.

9.2 Emergency Bylaws. The Board of Directors may adopt emergency Bylaws, subject to repeal or change by action of the shareholders, which shall be operative during any emergency in the conduct of the business of the corporation resulting from some catastrophic event, an attack, a terrorist attack, any nuclear, atomic, or natural disaster and including all acts of God.

ADOPTED by resolution of the corporation's Board of Directors on the ____ day of ____________, 20___.

____

___________, Secretary

CERTIFICATE OF DESIGNATION OF
SERIES B PREFERRED STOCK
OF
SKILLSTORM ONLINE LEARNING, INC.

Skillstorm Online Learning, Inc., a corporation organized and existing under the laws of the state of Washington (the "Corporation"), hereby certifies that, pursuant to (i) the authority conferred upon the Board of Directors by the Amended and Restated Articles of Incorporation of the Corporation, (ii) the provisions of Section RCW 23B.06.020 and RCW 23B.06.210 of the Revised Code of Washington, and (iii) the resolutions adopted by the Board of Directors of the Corporation by unanimous written consent dated November 13, 2006, the Board of Directors duly adopted resolutions providing for the adoption of the Certificate of Designation of Series B Preferred Stock of the Corporation, and creating the number of votes to which each share of Series B Preferred Stock is entitled, which resolutions are as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Articles of Incorporation, the Board of Directors does hereby approve the issuance of up to one million (1,000,000) shares of Preferred Stock, par value $.001 per share, of the Corporation, to be designated "Series B Preferred Stock" of the presently authorized shares of Preferred Stock. The voting powers, designations, preferences, and other rights of the Series B Preferred Stock authorized hereunder and the qualifications, limitations and restrictions of such preferences and rights are as follows:

1. Cash Dividends. No cash dividends shall be paid with respect to the shares of Series B Preferred Stock.

2. Voting. The holders of Series B Preferred Stock shall bear the right to two hundred and fifty (250) votes per share on any matter properly before the shareholders for a vote.

3. Fractional Shares. The Series B Preferred Stock may not be issued in fractional shares.

4. Liquidation, Dissolution, Winding Up. In the event of the liquidation or winding up of the Company, the holders of the Series B Preferred will be entitled to receive, prior and in preference to the holders of Common Stock, an amount up to but not greater than the original purchase price per share of Series B Preferred, notwithstanding the par value of the Series B Preferred. The holders may choose by majority vote to treat a merger of the Company in which the Company is not the surviving entity, or a sale of all or substantially all of the Company's assets, as a liquidation or winding up for purposes of this liquidation preference if (i) the amount of consideration received would be less than the amount of the holders' liquidation preference or (ii) the consideration consists solely or in part of securities that are not readily marketable.

IN WITNESS WHEREOF, Skillstorm Online Learning, Inc., has caused this Certificate to be signed by Colin Innes, its Chief Executive Officer, this 14th day of November, 2006.

SKILLSTORM ONLINE LEARNING, INC.

By: /s/ Colin Innes

Name: Colin Innes
Its: Chief Executive Officer

ATTESTED BY:

By: /s/ Ted Williams

Name: Ted Williams
Its: Chief Financial Officer

CONSULTING DEBENTURE

NEITHER THIS NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER SAID ACT, OR AN OPINION OF COUNSEL IN FORM, SUBSTANCE AND SCOPE CUSTOMARY FOR OPINIONS OF COUNSEL IN COMPARABLE TRANSACTIONS THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

2% DEBENTURE

$200,000.00

FOR VALUE RECEIVED, SKILLSTORM ONLINE LEARNING, INC., a _____________ corporation (hereinafter called the "**Borrower**"), hereby promises to pay to the order of Pegasus Advisory Group, Inc. a New York company or registered assigns (the "**Holder**") the sum of Two Hundred Thousand Dollars ($200,000.00), on **September 28, 2008** (the "**Maturity Date**"), and to pay interest on the unpaid principal balance hereof at an initial rate of two percent (2%) per annum simple interest from **September 28, 2006** (the "**Issue Date**"), upon maturity.

Any amount of principal or interest on this Debenture which is not paid when due shall bear interest at the rate of twelve percent (12%) per annum from the due date thereof until the same is paid ("**Default Interest**"). Interest shall commence accruing on the issue date, shall be computed on the basis of a 365-day year and the actual number of days elapsed and shall be payable on the Maturity Date, or at the time of conversion of the principal to which such interest relates. All payments due hereunder (to the extent not converted into common stock of the Borrower (the "**Common Stock**") in accordance with the terms hereof) shall be made in lawful money of the United States of America or, at the option of the Borrower, in whole or in part, in shares of Common Stock of the Borrower valued at the then applicable Conversion Price (as defined herein). All payments shall be made at such address as the Holder shall hereafter give to the Borrower by written notice made in accordance with the provisions of this Debenture. Whenever any amount expressed to be due by the terms of this Debenture is due on any day which is not a business day, the same shall instead be due on the next succeeding day which is a business day and, in the case of any interest payment date which is not the date on which this Debenture is paid in full, the extension of the due date thereof shall not be taken into account for purposes of determining the amount of interest due on such date. As used in this Debenture, the term "**Business Day**" shall mean any day other than a Saturday, Sunday or a day on which commercial banks in the city of New York, New York are authorized or required by law or executive order to remain closed.

This Debenture is free from all taxes, liens, claims and encumbrances with respect to the issue thereof and shall not be subject to preemptive rights or other similar rights of shareholders of the Borrower and will not impose personal liability upon the holder thereof. The obligations of the Borrower under this Debenture shall be secured by that dated by and between the Borrower and the Holder of even date herewith. The following terms shall apply to this Debenture:

ARTICLE I: CONVERSION

1.1 Conversion. In the event that the Borrower files a Form 1-A which is deemed effective (a "Regulation A Offering"), the Holder, at its election, may convert this Debenture on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein.

1.2 Conversion Price. The Conversion Price shall mean the price of those certain securities sold or offered for sale in the Regulation A Offering.

1.3 Authorized Shares. The Borrower covenants that during the period the conversion right exists, the Borrower will reserve from its authorized and unissued Common Stock a sufficient number of shares, free from preemptive rights, to provide for the issuance of Common Stock upon the full conversion of this Debenture and the other Debentures issued pursuant to the Purchase Agreement. Such Borrower is required at all times to have authorized and reserved two times the number of shares that is actually issuable upon full conversion of the Debenture (based on the Conversion Price of the Debentures in effect from time to time) (the "Reserved Amount"). The Borrower represents that upon issuance, such shares will be duly and validly issued, fully paid and non-assessable. In addition, if the Borrower shall issue any securities or make any change to its capital structure which would change the number of shares of Common Stock into which the Debentures shall be convertible at the then current Conversion Price, the Borrower shall at the same time make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Debentures. The Borrower (i) acknowledges that it has irrevocably instructed its transfer agent to issue certificates for the Common Stock issuable upon conversion of this Debenture, and (ii) agrees that its issuance of this Debenture shall constitute full authority to its officers and agents who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Common Stock in accordance with the terms and conditions of this Debenture.

ARTICLE II. CERTAIN COVENANTS

2.1 Distributions on Capital Stock. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent (a) pay, declare or set apart for such payment, any dividend or other distribution (whether in cash, property or other securities) on shares of capital stock other than dividends on shares of Common Stock solely in the form of additional shares of Common Stock or (b) directly or indirectly or through any subsidiary make any other payment or distribution in respect of its capital stock except for distributions pursuant to any shareholders' rights plan which is approved by a majority of the Borrower's disinterested directors.

2.2 Restriction on Stock Repurchases. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not without the Holder's written consent redeem, repurchase or otherwise acquire (whether for cash or in exchange for property or other securities or otherwise) in any one transaction or series of related transactions any shares of capital stock of the Borrower or any warrants, rights or options to purchase or acquire any such shares.

2.3 Sale of Assets. So long as the Borrower shall have any obligation under this Debenture, the Borrower shall not, without the Holder's written consent, sell, lease or otherwise dispose of any significant portion of its assets outside the ordinary course of business. Any consent to the disposition of any assets may be conditioned on a specified use of the proceeds of disposition.

ARTICLE III. EVENTS OF DEFAULT

If any of the following events of default (each, an "**Event of Default**") shall occur, Holder may demand immediate payment of all Principal and unpaid Interest:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay the principal hereof or interest thereon when due on this Debenture, whether at maturity, upon acceleration or otherwise.

3.2 Conversion and the Shares. The Borrower fails to issue shares of Common Stock to the Holder (or announces or threatens that it will not honor its obligation to do so) upon exercise by the Holder of the conversion rights of the Holder in accordance with the terms of this Debenture (for a period of at least sixty (60) days, if such failure is solely as a result of the circumstances governed by Section 1.3 and the Borrower is using its best efforts to authorize a sufficient number of shares of Common Stock as soon as practicable), fails to transfer or cause its transfer agent to transfer (electronically or in certificated form) any certificate for shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture, or fails to remove any restrictive legend (or to withdraw any stop transfer instructions in respect thereof) on any certificate for any shares of Common Stock issued to the Holder upon conversion of or otherwise pursuant to this Debenture as and when required by this Debenture (or makes any announcement, statement or threat that it does not intend to honor the obligations described in this paragraph) and any such failure shall continue uncured (or any announcement, statement or threat not to honor its obligations shall not be rescinded in writing) for ten (10) days after the Borrower shall have been notified thereof in writing by the Holder.

3.3 Breach of Covenants. The Borrower breaches any material covenant or other material term or condition contained in this Debenture and such breach continues for a period of ten (10) days after written notice thereof to the Borrower from the Holder.

3.4 Breach of Representations and Warranties. Any representation or warranty of the Borrower made herein or in any agreement, statement or certificate given in writing pursuant hereto or in connection herewith, shall be false or misleading in any material respect when made and the breach of which has (or with the passage of time will have) a material adverse effect on the rights of the Holder with respect to this Debenture.

3.5 Receiver or Trustee. The Borrower or any subsidiary of the Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business, or such a receiver or trustee shall otherwise be appointed.

3.6 Judgments. Any money judgment, writ or similar process shall be entered or filed against the Borrower or any subsidiary of the Borrower or any of its property or other assets for more than $250,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Holder, which consent will not be unreasonably withheld.

3.7 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Borrower or any subsidiary of the Borrower.

ARTICLE IV. MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privileges. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. Any notice herein required or permitted to be given shall be in writing and may be personally served or delivered by courier or sent by United States mail and shall be deemed to have been given upon receipt if personally served (which shall include telephone line facsimile transmission) or sent by courier or three (3) days after being deposited in the United States mail, certified, with postage pre-paid and properly addressed, if sent by mail. For the purposes hereof, the address of the Borrower shall be as shown on the records of the Borrower; and the address of the Holder shall be 300 Mercer Street, Suite 29K, New York, NY 10003. Both the Holder and the Borrower may change the address for service by service of written notice to the other as herein provided.

4.3 Amendments. This Debenture and any provision hereof may only be amended by an instrument in writing signed by the Borrower and the Holder. The term "Debenture" and all reference thereto, as used throughout this instrument, shall mean this instrument (and the other Debentures issued pursuant to the Purchase Agreement) as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignability. This Debenture shall be binding upon the Borrower and its successors and assigns, and shall inure to be the benefit of the Holder and its successors and assigns. Each transferee of this Debenture must be an "accredited investor" (as defined in Rule 501(a) of the 1933 Act). Notwithstanding anything in this Debenture to the contrary, this Debenture may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

4.5 Cost of Collection. If default is made in the payment of this Debenture, the Borrower shall pay the Holder hereof costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. THIS DEBENTURE SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW

YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE BORROWER HEREBY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS DEBENTURE, THE AGREEMENTS ENTERED INTO IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS DEBENTURE SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE. ANY CONTROVERSY OR CLAIM BETWEEN THE PARTIES ARISING FROM OR RELATING TO THIS AGREEMENT, OR THE BREACH OF THIS AGREEMENT, WILL BE SETTLED BY ARBITRATION TO TAKE PLACE IN NEW YORK, NEW YORK OR ANOTHER MUTUALLY AGREED UPON SITE, IN ACCORDANCE WITH THE COMMERCIAL ARBITRATION RULES OF THE AMERICAN ARBITRATION ASSOCIATION BY A PANEL OF THREE ARBITRATORS SELECTED IN ACCORDANCE WITH THOSE RULES. JUDGMENT UPON THE AWARD RENDERED BY THE ARBITRATOR OR ARBITRATORS MAY BE ENTERED IN ANY COURT HAVING JURISDICTION AND WILL BE DEEMED CONFIDENTIAL INFORMATION. THE PREVAILING PARTY IN ANY ARBITRATION PROCEEDING SHALL BE AWARDED COSTS AND FEES, INCLUDING ATTORNEY'S FEES.

4.7 Certain Amounts. Whenever pursuant to this Debenture the Borrower is required to pay an amount in excess of the outstanding principal amount (or the portion thereof required to be paid at that time) plus accrued and unpaid interest plus Default Interest on such interest, the Borrower and the Holder agree that the actual damages to the Holder from the receipt of cash payment on this Debenture may be difficult to determine and the amount to be so paid by the Borrower represents stipulated damages and not a penalty and is intended to compensate the Holder in part for loss of the opportunity to convert this Debenture and to earn a return from the sale of shares of Common Stock acquired upon conversion of this Debenture at a price in excess of the price paid for such shares pursuant to this Debenture. The Borrower and the Holder hereby agree that such amount of stipulated damages is not plainly disproportionate to the possible loss to the Holder from the receipt of a cash payment without the opportunity to convert this Debenture into shares of Common Stock.

4.8 Denominations. At the request of the Holder, upon surrender of this Debenture, the Borrower shall promptly issue new Debentures in the aggregate outstanding principal amount hereof, in the form hereof, in such denominations of at least $10,000, as the Holder shall request.

4.9 Remedies. The Borrower acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Borrower acknowledges that the remedy at law for a breach of its obligations under this Debenture will be inadequate and agrees, in the event of a breach or threatened breach by the Borrower of the provisions of this Debenture, that the Holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Debenture and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name by its duly authorized officer this ____ day of September, 2006.

SKILLSTORM ONLINE LEARNING, INC.

s/ Colin Innes

Name:Colin Innes
Title: Chief Executive Officer

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF BY PURCHASING SUCH SECURITIES AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (C) IF REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS.

$__________

SKILLSTORM ONLINE LEARNING, INC.
(Incorporated Under the Laws of the State of Washington)

10% Convertible Promissory Note
[date], 2007

Skillstorm Online Learning, Inc., a Washington corporation (the "Company"), for value received, promises to pay to Holder ______________________, or his registered assigns ("Holder") the sum of $____________, together with interest thereon at the rate of ten (10%) per annum on the unpaid balance pursuant to this Convertible Promissory Note ("Note").

All outstanding principal together with interest on this Note shall convert into Common Stock of the Company (the "Common Stock") upon the Company's Form 1-A being declared effective by the Securities and Exchange Commission ("SEC"), for which the Common Stock shall be registered on Form 1-A. If the Company's Form 1-A is not declared effective by the SEC, at any time prior to the Maturity Date (as defined below), the Holder has the option to convert the Note into Common Stock at a conversion rate of $.05 per share. Provided, however, that in the event the Holder elects not to convert this Note, this Note shall remain a legally valid promissory note and all principal and interest shall be due no later than **[date]**, 2008 (the "Maturity Date").

1. *Conversion Option.* As promptly after the date of conversion as reasonably practicable, and subject to the surrender of this Note to the Company, the Company shall issue and deliver to the Holder at the address appearing on the books of the Company a certificate evidencing the conversion of this Note to shares of the Company. The Company shall cause the shares upon the conversion to be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof.

2. *Restrictions on Transfer.* The Holder of this Note, by acceptance of this Note, agrees and acknowledges that this Note has not been registered under the 1933 Act and further agrees that the Note and any security issuable upon conversion of this Note may not be mortgaged, pledged, hypothecated, or otherwise transferred without an effective registration statement for such Note or shares as the case may be under the 1933 Act or an opinion of counsel reasonably acceptable to the Company to the effect that registration is not required under such 1933 Act. The Holder of this Note further agrees and acknowledges that this Note has not been registered or qualified

under United States' securities laws. This Note and any securities issuable upon conversion of this Note as the case may be, may not be transferred in the absence of an effective qualification or registration under the applicable state securities laws or an opinion of counsel reasonably acceptable to the Company that such registration or qualification is now required.

3. *Registered Owner.* The Company may treat the person or persons whose name or names appear on this Note as the absolute owner or owners hereof for the purpose of receiving payment of, or on account of, the principal and interest due on this Note and for all other purposes.

4. *Representations and Warranties of the Company.*

(a) *Due Incorporation, Qualification, etc.* The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; and (ii) has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) *Authority.* The execution, delivery and performance by the Company of this Note and the performance of the obligations contemplated hereby and thereby (i) are within the power of the Company and (ii) have been duly authorized by all necessary actions on the part of the Company.

(c) *Enforceability.* This Note has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(d) *Non-Contravention.* The execution and delivery by the Company of this Note and the performance of the obligations contemplated hereby does not and will not (i) violate any law, statute, rule or regulation applicable to the Company; (ii) violate any provision of, or result in the breach or the acceleration of, or entitle any other person to accelerate (whether after the giving of notice or lapse of time or both), the Certificate of Incorporation or Bylaws of the Company or any contract, agreement or instrument to which the Company is a party or by which any of its properties may be bound, or any order, decree or judgment binding upon the Company or any of its properties; or (iii) result in the creation or imposition of any lien or encumbrance upon any property or asset of the Company.

(e) *Approvals.* No consent, approval, order or authorization of, or registration, declaration, qualification or filing with, any governmental authority or other person is required in connection with the execution and delivery of the Note and the performance of the obligations contemplated hereby.

5. *Representations and Warranties of the Holder.*

(a) *No Public Sale or Distribution.* The Holder of this Note, by acceptance of this Note, agrees and acknowledges that such Holder is (i) acquiring the Note; and (ii) upon conversion of the Note, will acquire the Common Stock, for her own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act. Such Holder is acquiring the Note hereunder in the ordinary course of its business. Such Holder presently does not have any agreement or understanding, directly or indirectly, with any person to distribute the Note or the Common Stock.

(b) *Accredited Investor Status.* The Holder of this Note, by acceptance of this Note, agrees and acknowledges that such Holder is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

(c) Any and all certificates representing any Common Stock issued from the conversion of this Note, and any and all securities issued in replacement thereof or in exchange thereof shall bear the following legend or one substantially similar thereto, which the Holder has read and understands:

> "THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "ACT") OR APPLICABLE STATE SECURITIES LAWS, AND THE TRANSFER THEREOF IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE ACT, PURSUANT TO REGISTRATION UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT";

(d) *Reliance on Exemptions.* The Holder of this Note, by acceptance of this Note, agrees and acknowledges that such Holder understands that the Note is being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Holder's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Holder set forth herein in order to determine the availability of such exemptions and the eligibility of such Holder to acquire the Securities.

(e) *Information.* The Holder of this Note, by acceptance of this Note, agrees and acknowledges that such Holder and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Note which have been requested by such Holder. Such Holder and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Holder or its advisors, if any, or its representatives shall modify, amend or affect such Holder's right to rely on the Company's representations and warranties contained herein.

6. *Waivers and Acceleration.* The Company hereby waives diligence, presentment, protest, demand of payment, notice of protest, dishonor and nonpayment, and waives the legal effect of

Holder's failure to give all notices not expressly provided for herein. All sums due under this Note shall, at the election of Holder, be immediately due and payable upon the happening of any one or more of the following events of default: (a) the Company defaults in the performance of or compliance with any term of this Note; (b) the Company admits in writing an inability to pay debts generally as they become due; (c) the Company makes a general assignment for the benefit of creditors; (d) the Company applies for or consents to the appointment of a receiver of the whole or any substantial part of the Company's assets; (e) the Company files a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any insolvency law or an answer admitting material allegations of a petition filed against the Company in any bankruptcy, reorganization or insolvency proceedings; or (f) an order, judgment, or decree is entered, without the application approval, or a consent of Company by any court of competent jurisdiction adjudging Company to be a bankrupt or approving a petition appointing a receiver, trustee, or liquidator of the whole or any substantial part of the assets of Company, and such order, judgment, or decree is not vacated or set aside or stayed within thirty (30) days from the date of its entry.

7. *Usury.* Notwithstanding any other provision of this Note to the contrary, all agreements between the Company and the Holder of this Note are expressly limited so that in no event or contingency shall the amount paid or agreed to be paid to the Holder of this Note for the use, forbearance or detention of the money to be advanced under this Note exceed the highest lawful rate permissible under applicable laws.

8. *Attorneys' Fees.* If any action at law or in equity is necessary to enforce or interpret the terms of this Note or the rights and duties of the parties in relation hereto, the prevailing party will be entitled, in addition to any other relief granted, to all costs and expenses incurred by any prevailing party, including, without limitation, all reasonable attorneys' fees. This note shall take effect as a sealed instrument and shall be construed, governed and enforced in accordance with the laws of the State of Washington.

9. *Transfer of Note.* This Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Holder shall provide the Company with prompt notice of any transfer of this Note; provided, however, that failure to provide such notice shall not void the transfer. Thereupon, a new Note for like principal amount will be issued to, and registered in the name of, the transferee.

THE COMPANY:

SKILLSTORM ONLINE LEARNING, INC.

____

Colin Innes
Chairman & CEO

THE ACQUISITION OF THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

ENTITY SUBSCRIPTION AGREEMENT

SKILLSTORM ONLINE LEARNING, INC.
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
Attention: Colin Innes, Chairman, Chief Executive Officer and President

Ladies and Gentlemen:

The undersigned (the "Shareholder") acknowledges that SKILLSTORM ONLINE LEARNING, INC., a Washington corporation ("Skillstorm" or the "Company") is offering for sale up to 18,000,000 shares of common stock of the Company at a purchase price of five cents ($0.05) per share (collectively, the "Shares"). The undersigned further acknowledges that the issuance of the Shares is part of a offering by Skillstorm (the "Offering") that is being made pursuant to a registration statement on Form 1-A filed with the Securities and Exchange Commission ("SEC") on November 20, 2006, as amended November 21, 2006, with respect to the Shares under Regulation A of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act.

1) Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably subscribes the Shares in the amount set forth in Appendix A, which amount is payable as described in Section 4 hereof.

2) Acceptance of Subscription and Issuance of Shares. It is understood and agreed that Skillstorm shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by Skillstorm only when it is signed by a duly authorized officer of Skillstorm, and delivered to the undersigned. Subscriptions need not be accepted in the order received, and the Shares may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement (the "Agreement") to the contrary, Skillstorm shall have no obligation to issue Shares to any person who is a resident of a jurisdiction in which the issuance of the Shares to it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

3) The Closing. The closing of the issuance of each of the Shares sold shall take place at the discretion of Skillstorm and at such other time and place as Skillstorm shall designate by notice to the undersigned (each, a "Closing").

4) Payment for Shares. Payment for the Shares, based on the purchase price of five cents ($0.05) per share, shall be sent from the undersigned by check, cashier's check, money order or wire transfer, in accordance with the instructions as set forth in Appendix A hereto, of immediately available funds at the Closing to the "Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account", 601 Union Street, Suite 4500, Seattle, Washington 98101, in an amount as set forth in Appendix A hereto. Skillstorm shall deliver the Shares, issued by Skillstorm, to the undersigned following the Closing for such Shares.

5) Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with Skillstorm and each officer, director, and agent of Skillstorm that:

5.1 General.

(a) The undersigned has all requisite authority to enter into this Agreement and to perform all the obligations required to be performed by the undersigned hereunder.

(b) Each owner or member of the undersigned is an "accredited investor" as such term is defined in the rules to the Securities Act of 1933, as amended.

(c) The undersigned will not engage in any activity that will constitute a distribution of the Shares and will not violate Regulation M or any other federal or state securities laws.

5.2 Information Concerning Skillstorm.

(a) The undersigned understands that the investment in Skillstorm through the Shares involves various risks.

(b) The undersigned understands that no federal or state agency has passed upon the Shares or made any finding or determination concerning the fairness or advisability of this investment.

5.3 Status of Undersigned. The undersigned is an "accredited investor," as such term is defined in as defined in the rules to the Securities Act of 1933, as amended.

5.4 Restrictions on Transfer or Sale of Securities.

(a) The undersigned has not offered or sold any portion of the Shares to others or with a view to reselling or otherwise disposing of any portion of the Shares.

(b) The undersigned acknowledges that Skillstorm has the right in its sole and absolute discretion to abandon this Offering at any time prior to the Closing and to return the previously paid subscription amount as set forth in Appendix A hereto without interest or penalty thereon, to the undersigned.

6) Conditions to Obligations of the Undersigned and Skillstorm. The obligations of the undersigned to purchase and pay for the Shares specified in Appendix A hereto and of Skillstorm to issue the Shares are subject to the satisfaction at or prior to the Closing of the sale of each Share of the following conditions precedent: (i) the representations and warranties of the undersigned contained in Section 5 hereof, shall be true and correct on and as of the Closing in all respects with the same effect as though such representations and warranties had been made on and as of the Closing; and (ii) the undersigned shall complete, execute and deliver this Agreement and all documents contemplated hereby and provided for herein.

7) Brokers or Finder's Fees. Neither the undersigned nor Skillstorm has entered into any agreement to pay any broker's or finder's fee to any third party with respect to this Agreement or the transactions contemplated hereby. The undersigned and Skillstorm shall indemnify and hold each other harmless against any losses, claims, damages, liabilities or actions to which the other may become subject arising out of or based upon any broker's or finder's fees which are not the fault of such other party.

8) Waiver; Amendment. Neither this Agreement nor any provisions hereof shall be modified, amended, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, amendment, discharge or termination is sought. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same on any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

9) Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by Skillstorm (except to a subsidiary or parent entity of Skillstorm) or the undersigned without the prior written consent of the other parties to this Agreement.

10) Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER DETERMINED, IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF WASHINGTON WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE INTERNAL LAWS OF THE STATE OF WASHINGTON TO THE RIGHTS AND DUTIES OF THE PARTIES; PROVIDED, HOWEVER, THAT ALL LAWS PERTAINING OR RELATING TO CORPORATE GOVERNANCE OF SKILLSTORM SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF WASHINGTON.

11) Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

12) Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

13) Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

If to Skillstorm, to it at the following address:

SKILLSTORM ONLINE LEARNING, INC.
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103
Attention: Colin Innes, Chairman, Chief Executive Officer and President

If to the undersigned, to it at the address set forth on the signature page hereto; or at such other address as either party shall have specified by notice in writing to the other.

14) Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

15) Survival. All representations, warranties and covenants contained in this Agreement shall survive (i) the acceptance of the subscription by Skillstorm, (ii) changes in the transactions, documents and instruments described herein which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

16) Notification of Changes. The undersigned hereby covenants and agrees to notify Skillstorm upon the occurrence of any event prior to the Closing pursuant to this Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Agreement to be false or incorrect.

17) Entire Agreement. This Agreement, including any appendices attached hereto, supersede all prior discussions and agreements among the parties hereto with respect to the subject matter hereof and thereof and contain the and entire agreement among the parties hereto with respect to the subject matter hereof and thereof.

18) Expenses; Attorneys Fees. Except as otherwise expressly set forth herein, each party shall pay all expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated hereby.

19) Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

20) Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provisions shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement this ___ day of December, 2006.

____
[Name of subscriber]

By:______________________________
Name:
Title:

____
Address of Subscriber

____
Subscriber's Tax Identification Number

Accepted by:

SKILLSTORM ONLINE LEARNING, INC.

By____
Colin Innes, Chairman, Chief Executive Officer and President

Accepted as of: December ___, 2006

<u>APPENDIX A</u>

<u>CONSIDERATION TO BE DELIVERED</u>

Purchase Price: five cents ($0.05) per share

Total Purchase Price of Shares Subscribed For (Number of shares X $0.05 per share)$ ________

Method of Payment $________ Cashier's Check: $_________ Money Order: $_________ Check:

Make check or money orders payable to "Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account" and mail payment and completed documents to:

Otto Law Group, PLLC/Skillstorm Online Learning, Inc. Escrow Account
601 Union Street, Suite 4500
Seattle, Washington 98101

For Payment via wire:

Otto Law Group/Skillstorm Online Learning, Inc. Escrow Account
Wells Fargo Bank
999 Third Avenue
Seattle, WA 98104
Phone (206) 292-3415
Account# 905-8746257
Routing # 121000248

By:________________________________
Name:
Title:

UNIT SUBSCRIPTION AGREEMENT

PROPOSED INVESTOR'S NAME: ________________

AGREEMENT NUMBER: _______

DATED AS OF ___, 2006

BY AND BETWEEN

SKILLSTORM ONLINE LEARNING, INC.

AND

EACH OF THE SUBSCRIBERS LISTED IN
SCHEDULE A ANNEXED HERETO

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR THE SECURITIES COMMISSION OF ANY STATE OR THE ANY PROVINCIAL SECURITIES REGULATORY BODIES IN CANADA, NOR HAS ANY SUCH COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS UNIT SUBSCRIPTION AGREEMENT OR ITS APPENDICES OR SCHEDULES (THE "PURCHASE AGREEMENT"). ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE PURCHASE OF THE SECURITIES OFFERED HEREBY AND DESCRIBED IN THIS SUBSCRIPTION AGREEMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" SET FORTH IN THE DISCLOSURE MEMORANDUM (THE "MEMORANDUM") TO WHICH THIS SUBSCRIPTION AGREEMENT IS ATTACHED. PROSPECTIVE INVESTORS SHOULD CAREFULLY READ THIS SUBSCRIPTION AGREEMENT AND THE MEMORANDUM IN ORDER TO EVALUATE THE RISKS INVOLVED IN LIGHT OF THEIR INVESTMENT OBJECTIVES AND FINANCIAL RESOURCES. IN MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS MUST RELY ON THEIR OWN EVALUATION OF THE COMPANY, THE SECURITIES OFFERED HEREBY AND THE TERMS OF THIS OFFERING (THIS "OFFERING"), INCLUDING THE MERITS AND RISKS INVOLVED. THIS SUBSCRIPTION AGREEMENT AND MEMORANDUM AND ITS APPENDICES AND SCHEDULES CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER (THE "SECURITIES ACT") AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE COMPANY'S ACTUAL RESULTS AND ACTIVITIES COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS DESCRIBED IN "RISK FACTORS" SET FORTH IN THE MEMORANDUM AND OTHER FACTORS INCLUDED ELSEWHERE IN THIS SUBSCRIPTION AGREEMENT AND THE MEMORANDUM.

NO REPRESENTATIONS, WARRANTIES, OR ASSURANCES OF ANY KIND ARE MADE OR SHOULD BE INFERRED WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX CONSEQUENCES WHICH MAY BE REALIZED BY A PURCHASER OF THE UNITS OFFERED HEREBY. PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS SUBSCRIPTION AGREEMENT OR MEMORANDUM OR ANY COMMUNICATION, WHETHER WRITTEN OR ORAL, FROM THE COMPANY OR ITS OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS, AS LEGAL, TAX, ACCOUNTING OR OTHER EXPERT ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING AND RELATED MATTERS CONCERNING THEIR INVESTMENT IN THE SECURITIES OFFERED HEREBY.

THE UNITS ARE BEING OFFERED ONLY TO ACCREDITED INVESTORS OR INVESTORS WHO ARE NOT "U.S. PERSONS' UNDER THE DEFINITION SET FORTH IN REGULATION S, WHO ARE CAPABLE OF BEARING THE ECONOMIC RISKS OF THIS INVESTMENT, INCLUDING THE RISK OF LOSING THEIR ENTIRE ORIGINAL INVESTMENT, AND WHO, INDIVIDUALLY OR THROUGH A PURCHASER REPRESENTATIVE, HAVE SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT THEY ARE CAPABLE OF EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THESE SECURITIES.

THE SECURITIES OFFERED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THEIR INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

EACH RECIPIENT OF THIS SUBSCRIPTION AGREEMENT IS ENCOURAGED TO AVAIL ITSELF OF THE OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, THE COMPANY CONCERNING ITS BUSINESS OPERATIONS, THE TERMS AND CONDITIONS OF THIS OFFERING, AND TO OBTAIN ADDITIONAL INFORMATION, TO THE EXTENT THAT IT IS POSSESSED OR OBTAINABLE WITHOUT UNREASONABLE EFFORT OR EXPENSE, NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION IN THIS PURCHASE AGREEMENT. ANY PROSPECTIVE INVESTORS HAVING ANY QUESTIONS REGARDING THIS OFFERING OR DESIRING ANY ADDITIONAL INFORMATION OR DOCUMENTS TO VERIFY OR SUPPLEMENT THE INFORMATION CONTAINED HEREIN SHOULD CONTACT COLIN INNES, CHIEF EXECUTIVE OFFICER AT SKILLSTORM ONLINE LEARNING, INC., 210 - 259 MIDPARK WAY SE CALGARY, ALBERTA CANADA T2X 1M2.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS SUBSCRIPTION AGREEMENT, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR IN THE DOCUMENTS FURNISHED BY THE COMPANY AS CONTEMPLATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OR ON BEHALF OF THE COMPANY. THE DELIVERY OF THIS SUBSCRIPTION AGREEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

THE DISTRIBUTION OF THIS SUBSCRIPTION AGREEMENT AND MEMORANDUM AND THE OFFERING OF THE SECURITIES OFFERED THEREBY IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUBSCRIPTION AGREEMENT COMES ARE REQUIRED BY THE COMPANY TO INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH

RESTRICTIONS. THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT LAWFUL, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

NO ACTION HAS BEEN OR WILL BE TAKEN BY THE COMPANY THAT WOULD PERMIT A PUBLIC OFFERING OF THE SECURITIES OFFERED HEREBY OR THE CIRCULATION OR DISTRIBUTION OF THIS SUBSCRIPTION AGREEMENT OR ANY OFFERING MATERIAL IN RELATION TO THE SECURITIES OFFERED HEREBY IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED.

THIS SUBSCRIPTION AGREEMENT AND MEMORANDUM HAS BEEN PREPARED SOLELY FOR THE BENEFIT OF PROSPECTIVE INVESTORS INTERESTED IN THE PROPOSED PRIVATE PLACEMENT OF THE UNITS AND CONSTITUTES AN OFFER ONLY IF THE NAME OF THE PROSPECTIVE INVESTOR APPEARS IN THE APPROPRIATE SPACE PROVIDED ON THE COVER HEREOF. DISTRIBUTION OF THIS SUBSCRIPTION AGREEMENT OR MEMORANDUM TO ANY PERSON OTHER THAN SUCH PROSPECTIVE INVESTOR AND THOSE PERSONS RETAINED TO ADVISE SUCH PROSPECTIVE INVESTOR WITH RESPECT THERETO IS UNAUTHORIZED, AND ANY REPRODUCTION OF THIS SUBSCRIPTION AGREEMENT OR MEMORANDUM, IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT THE PRIOR WRITTEN CONSENT OF SKILLSTORM ONLINE LEARNING, INC. IS PROHIBITED.

UNIT SUBSCRIPTION AGREEMENT

THIS UNIT SUBSCRIPTION AGREEMENT (the "Agreement") is made as of the _____ day of February 2006, by and among Skillstorm Online Learning, Inc., a Washington corporation (the "Company"), and the investors listed on Schedule A attached hereto and made a part hereof (the "Investors"). Capitalized terms used but not defined in this Agreement shall have the respective meanings given such terms in the Private Placement Memorandum dated February ___, 2006 (the "Memorandum").

WITNESSETH

WHEREAS, the Company desires to sell to the Investors that number of Units set forth opposite each such Investor's name on Schedule A attached hereto;

WHEREAS, each of the Investors has been furnished with a Memorandum; and

WHEREAS, the Investors, after carefully reviewing the Memorandum, desire to purchase such Units on the terms and conditions contained in this Agreement.

NOW, THEREFORE, IN CONSIDERATION FOR THE MUTUAL COVENANTS AND AGREEMENTS SET FORTH HEREIN, AND FOR OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, THE PARTIES HERETO HEREBY AGREE AS FOLLOWS:

1. Purchase and Sale of Units.

a. Sale of Units. Subject to the terms and conditions of this Agreement, each Investor agrees, severally but not jointly, to purchase at the Closing (as hereinafter defined), and the Company agrees to sell at the Closing to each Investor that number of Units as is set forth opposite such Investor's name on Schedule A attached hereto, for the aggregate purchase price set forth on Schedule A (the "Purchase Price"), reflecting a per Unit purchase price of Twenty-Five Thousand United States Dollars ($25,000). The Purchase Price is to be paid by wire transfer or check, and delivered to The Otto Law Group, PLLC (the "Escrow Agent") upon execution and delivery hereof by Investor.

b. Description of Units. Each Unit shall consist of:

(i) one convertible debenture with a 12% coupon (the "Debenture"), the outstanding principal and accrued and unpaid interest of which shall become due one year from the date upon which the Debenture is executed (the "Maturity Date"). At any time prior to or at the Maturity Date, at the option of the Investor, all principal and accrued interest due on this Debenture (the "Convertible Amount") may be converted into that number of fully paid and nonassessable shares of Common Stock of the Company (the "Conversion Shares") equivalent to the balance due and owed under the Debenture; the full value of the Debenture must be converted into the Conversion Shares, no partial conversion will be allowed. The price per share of the Conversion Shares shall be equal to the higher of (x) average price at the close of the previous 10 trading days, less a 25% discount; or (y) $0.10 per share and

(ii) one (1) redeemable warrant to purchase twenty-five thousand (25,000) shares of Common Stock, par value $.001 per share, exercisable at $0.001 per share on the terms and conditions set forth in the form of warrant attached to the Memorandum as Appendix D (each a "Warrant" and collectively, the "Warrants").

c. Delivery of Units. The Debenture subscribed for herein shall be evidenced by an executed convertible debenture, the form of which is attached to the Memorandum as Appendix C, and the Warrants subscribed for herein shall be issued at Closing (hereinafter defined) in the form attached to the Memorandum as Appendix F.

d. Closings. The consummation of the purchase and sale of the Units contemplated by this Agreement shall take place at The Otto Law Group, PLLC, 601 Union Street, Suite 4500, Seattle, Washington 98101, upon receipt of subscriptions acceptable by the Company in an amount equal to or greater than the Minimum Amount and at such time as is mutually agreeable to the Company, or at such other time and place as the Company may designate (the "Closing" or "Closings"); provided, however, that all Closings shall take place no later than the Offering Termination Date. At each Closing, the Company shall deliver to the Investors the Units in accordance with paragraph (c) above, against delivery to the Company by each such Investor of its Purchase Price, a fully completed Statement of Accredited Investor attached to the Memorandum as Appendix C and D and signature pages to this Agreement. Execution and delivery of this Agreement and the other documents to be delivered at Closing may be by facsimile or electronic transmission.

e. Payment and Escrow. All subscription funds will be held in an escrow account maintained at Wells Fargo Bank, 999 Third Avenue, Seattle, Washington 98104. If paying by check, make check payable to "The Otto Law Group, PLLC, Escrow Account." If wiring funds, please wire transfer to:

Wells Fargo Bank
999 Third Avenue, Seattle, Washington 98104
For Credit To: The Otto Law Group, PLLC, Escrow Account.
Routing #: 121000248
Account # 905-8746257

The Escrow Agent will hold subscription payments received in escrow in the aforementioned account until such time as the Subscription Agreement and Investor Questionnaire have bee received and verified, at which time the funds will be released for immediate use by the Company.

f. Binding and Enforceable. This Subscription Agreement will be binding upon and enforceable against the Company only when countersigned by an authorized agent of the Company and delivered to Investors who have agreed to purchase at least the Minimum Amount.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Investor as follows:

a. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, and has all requisite power and authority to carry on its business as now conducted. The Company is duly qualified to transact business, and is in good standing, in each U.S. jurisdiction in which the failure to so qualify would have a material adverse effect on its business.

b. Capitalization. The authorized capital of the Company consists of 100,000,000 shares of common stock and 25,000,000 shares of "blank check" preferred stock. Prior to this Offering, 31,083,760 shares of Common Stock and 10,000 shares of Preferred Stock are issued and outstanding.

c. Authorization. All action on the part of the Company necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Company hereunder and the authorization, issuance and delivery of the Units being sold hereunder, to the extent that the foregoing requires performance on or prior to the Closing, has been taken or will be taken on or prior to the Closing, and the Company has all requisite power and authority to enter into this Agreement.

3. Representations and Warranties of Investors. Each Investor hereby represents and warrants to the Company as follows:

a. Organization; Good Standing; Power and Authority; Binding Obligation. Investor has full power and authority to enter into this Agreement, and, for those Investors which are corporations (i) such Investor is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite power and authority to carry on its business as now conducted, and (ii) all action on the part of the Investor necessary for the authorization, execution and delivery of this Agreement, the performance of all obligations of the Investor hereunder, including, without limitation, the payment of the purchase price for the Units being sold such Investor hereunder has been taken, and the Investor has all requisite power and authority to enter into this Agreement. This Agreement has been duly executed and delivered by Investor and, assuming due authorization, execution and delivery by the Company, constitutes Investor's valid and legally binding obligation enforceable against the Investor in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency (including, without limitation, all laws relating to fraudulent transfers), moratorium or similar laws affecting creditors' rights generally, subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and subject to the effect of applicable securities laws as to rights of indemnification.

b. Purchase Entirely for Own Account. The Units, Conversion Shares, Warrants and shares of Common Stock underlying the Warrants (the "Warrant Shares") to be purchased by Investor hereunder will be acquired for investment for Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof. Investor has no present intention of selling, granting any participation in, or otherwise distributing the Units, Conversion Shares, Warrants or the Warrant Shares. Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to any person with respect to the Units, Conversion Shares, Warrants or the Warrant Shares. The Investor has not construed the contents of this Agreement, or any additional agreement with respect to the proposed investment in the Units or any prior or subsequent communications from the Company, or any of its officers, employees or representatives, as investment, tax or legal advice or as information necessarily applicable to such Investor's particular financial situation. The Investor has consulted its own financial advisor, tax advisor, legal counsel and accountant, as necessary or desirable, as to matters concerning his investment in the Units, Conversion Shares, Warrants and Warrant Shares.

c. Disclosure. Investor has received or reviewed all the information which such Investor has requested for the purposes of determining the merits of the Units as an investment. Investor has read and understands the Risk Factors and other information presented in the Memorandum.

Investor has had an opportunity to ask questions and receive answers from the Company regarding the Company and its respective business, operations and financial condition and the terms and conditions of this Offering of Units, and answers have been provided to Investor's full satisfaction. Investor has fully reviewed all corporate and governance documents of the Company and such other documents, which Investor feels is necessary or appropriate prior to purchase of the Units, understands all relevant terms and has asked all questions and received answers thereto to Investor's full satisfaction. If deemed necessary by Investor, Investor has consulted with a professional advisor who has provided Investor with advice concerning terms. INVESTOR ACKNOWLEDGES AND AGREES THAT THE PURCHASE OF THE UNITS INVOLVES A HIGH DEGREE OF RISK, INCLUDING, WITHOUT LIMITATION, THOSE SET FORTH IN THE MEMORANDUM, AND MAY RESULT IN A LOSS OF THE ENTIRE AMOUNT INVESTED. EACH INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT THERE IS NO ASSURANCE THAT THE COMPANY'S OPERATIONS WILL RESULT IN REVENUES OR BE PROFITABLE.

d. Accredited Investor. Investor is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act. The information provided by Investor on the Statement of Accredited Investor, attached to the Memorandum as Appendix C, is true, correct and complete in all respects. Investor is capable of bearing the economic risk of an investment in the Units, including the possible loss of Investor's entire investment. Investor has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of an investment in the Units offered hereby. If other than an individual, Investor has not been organized solely for the purpose of acquiring the Units.

e. Restricted Securities. Investor understands that the Units being purchased hereunder, as well as the Conversion Shares, Warrants and Warrant Shares, are "restricted securities" as defined in the Securities Act, and that under federal and state securities laws the Units, Conversion Shares, Warrants or Warrant Shares may be resold without registration under the Securities Act only in certain limited circumstances. Investor is familiar with Rule 144 promulgated by the SEC under the Securities Act, and understands the resale limitations imposed thereby and by the Securities Act generally. Investor also acknowledges that the Units, Conversion Shares, Warrants and Warrant Shares are subject to significant restrictions on transfer, pledge or hypothecation.

f. Legends. It is understood that certificates or other evidence of the Units, Conversion Shares, Warrants and Warrant Shares may bear the following legend, as well as any legend required by the laws of any state:

> "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO A VALID EXEMPTION THEREFROM UNDER THE SECURITIES ACT OF 1933."

g. Consents and Approvals; No Conflict. (i) The execution and delivery of this Agreement by the Investor does not, and the performance of this Agreement by the Investor will not, require any consent, approval, authorization or other action by, or filing with or notification to, any governmental or regulatory authority.

> (i) The execution, delivery and performance of this Agreement by the Investor does not (A) in the case of any Investor that is not an individual, conflict with or violate the charter or by-laws, partnership or other governing documents of such Investor, or (B) conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to the Investor.

4. Covenant of Investors. Each Investor hereby covenants with the Company that, without in any way limiting the representations set forth in Section 3 above, Investor shall not make any disposition of all or any portion of the Units, Conversion Shares, Warrants or Warrant Shares unless and until:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in accordance with such registration statement; or

(ii) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and, if requested by the Company, such Investor shall have furnished the Company with an opinion of counsel, in form and substance satisfactory to the Company, that such disposition will not require registration of the Units, Conversion Shares, Warrants or Warrant Shares, as the case may be, under the Securities Act.

5. Conditions of Investor's Obligations at Closing. The obligations of each Investor hereunder are subject to, and contingent upon, the fulfillment, on or before each Closing, of each of the following conditions, the waiver of which shall not be effective against any Investor who does not consent in writing thereto:

a. Representations and Warranties. The representations and warranties of the Company contained in Section 2 hereof shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such
Closing.

b. Performance. The Company shall have performed and complied with all agreements, obligations and covenants contained in this Agreement that are required to be performed or complied with by it on or before the Closing, provided, however, that the obligations of the Investors shall not be subject to or contingent upon the issuance by the Company of the Units to the persons or entities set forth on Schedule A attached hereto who have not performed or tendered the performance of their obligations required to be performed under this Agreement on or prior to the Closing.

6. Conditions of the Company's Obligations at Closing. The obligations of the Company to each Investor hereunder are subject to and contingent upon the fulfillment by such Investor, on or before the Closing, of each of the following conditions:

a. Representations and Warranties. The representations and warranties of each Investor contained herein shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of such Closing.

b. Payment of Purchase Price by Investors. Each Investor shall have delivered to the Company the Purchase Price specified in Schedule A attached hereto, in the manner specified in this Agreement and, in the event Investor pays by check, the Purchase Price shall have been credited to the Escrow Account.

c. Statement of Accredited Investor. Each Investor shall have delivered to the Company a Statement of Accredited Investor in the form set forth in Appendix C attached to the Memorandum, and the information provided therein shall be true, correct and complete on and as of the Closing with the same effect as though such information had been provided as of the date of such Closing.

7. Miscellaneous.

a. Survival of Warranties. The representations, warranties and covenants of the Investors contained in this Agreement shall survive the execution and delivery of this Agreement and the Closing.

b. Successors and Assigns. This Agreement may not be assigned by any party hereto. The terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective successors of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

c. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to the principles of conflict of laws thereof.

d. Counterparts; Delivery by Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of this Agreement may be effected by facsimile.

e. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

f. Notices. Unless otherwise provided, any notice required or permitted hereunder shall be given by personal service upon the party to be notified, by nationwide overnight delivery service or upon deposit with the United States Post Office, by certified mail, return receipt requested and:

(i) if to the Company, addressed to Skillstorm Online Learning, Inc., 210 - 259 Midpark Way SE Calgary, Alberta Canada T2X 1M2, or at such other address as the Company may designate by notice to each of the Investors in accordance with the provisions of this Section; and

(ii) if to the Investors, at their respective addresses indicated on the signature pages hereof, or at such other addresses as any one or more Investors may designate by notice to the Company in accordance with the provisions of this Section.

g. Expenses. Irrespective of whether a Closing is effected, the Company and the Investors shall pay all of their own costs and expenses incurred with respect to the negotiation, execution, delivery and performance of this Agreement. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney's fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

h. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either prospectively or retroactively), only with the written consent of the Company and a majority in interest of the Investors.

i. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provisions shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded, and this Agreement shall be otherwise enforceable in accordance with its terms.

j. Entire Agreement. This Agreement (including the appendices and schedules hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SKILLSTORM ONLINE LEARNING, INC.

By: ______________________________
Name: Colin Innes
Its: Chairman and Chief Executive Officer
INVESTOR

By: ______________________________
Name: ____________________________
Its: ______________________________

SCHEDULE A

INVESTORS	NUMBER OF UNITS	PURCHASE PRICE
	1	$25,000.00

RIGHT TO USE AND ROYALTY AGREEMENT

THIS AGREEMENT made effective November 25, 2005,

BETWEEN:

FC Bayern München AG ("Bayern Munich")
Säbenerstr. 51
81547 München
Germany

- and –

SKILLSTORM ONLINE LEARNING INC., a corporation incorporated under the laws of the Province of Alberta **("Skillstorm")**

WHEREAS Bayern Munich and Intersports Acceleration Corp. (**"Intersports"**) entered into an agreement on or about April 27, 1998 (the **"Original Agreement"**) whereby Bayern Munich granted to Intersports the right to film footage of the coaching of, and demonstration of exercises, skills, drills and scrimmages by, student players and teams of the age groups U10, U12, U14, U16 and U18 at Bayern Munich's soccer youth academy in Munich, Germany (the **"Film Footage"**);

AND WHEREAS the Original Agreement also provided that Intersports would use the Film Footage for purposes of creating a CD-ROM program;

AND WHEREAS Intersports assigned its rights to the Original Agreement to Skillstorm;

AND WHEREAS Skillstorm intends to use the program also online as an on-line video soccer coaching and training program on a website produced by Skillstorm (the **"Online Soccer Program"**) and Bayern Munich and Skillstorm now wish to document and ratify the terms of the Original Agreement as well as documenting the terms of the agreement respecting the continuing and future use of the Film Footage by Skillstorm and the marketing of the Online Soccer Program through endorsement by Bayern Munich;

NOW THEREFORE in consideration of the covenants, terms and conditions of this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are acknowledged by the parties hereto, the parties agree as follows:

1. Ratification of Original Agreement

The parties hereby ratify the terms of the Original Agreement. Specifically, and without limiting the generality of the foregoing, the parties acknowledge and agree that Intersports assigned its rights under the Original Agreement to use the Film Footage to Skillstorm.

2. Consideration

(a) Pursuant to the terms of the Original Agreement, the sum of 100,000.00 DM was payable to Bayern Munich as consideration of the right to produce the Film Footage. The parties acknowledge and agree that Skillstorm and/or Intersports has paid to Bayern Munich the sum of 100,000.00 DM as full and final payment of the consideration for the right to produce the Film Footage.

(b) As consideration for the continuing and future use of the Film Footage for the Online Soccer Program by Skillstorm and the marketing of the Online Soccer Program through use of endorsement by Bayern Munich, Skillstorm shall pay to Bayern Munich a royalty equal to 50% of the subscription fees minus all cost of sales collected by Skillstorm from subscribers of the Online Soccer Program (the "**Royalty**"). The parties acknowledge and agree that in addition to payment of the Royalty, consideration for use of the Film Footage and marketing of the Online Soccer Program through endorsement by Bayern Munich is the exposure to the North American soccer associations and sports market generally which Bayern Munich's name will receive and consequential value added to the goodwill and name of Bayern Munich.

(c) Skillstorm shall pay the Royalty to Bayern Munich on a quarterly basis with the first payment commencing on November, 2005. Skillstorm undertakes to provide to Bayern Munich copies of the Corporation's audited annual financial statements for the duration of the term of this Agreement for purposes of verifying the gross revenue earned by Skillstorm for subscription fees paid by subscribers of the Online Soccer Program as well as the costs of sales within the meaning of lit. b).

3. Termination of Agreement

This Agreement shall terminate upon the occurrence of any one of the following events:

(a) the written agreement of the parties to that effect;

(b) the bankruptcy, receivership or dissolution of the Corporation; or

(a) upon both parties giving the other party sixty (60) days prior written notice of termination.

If this Agreement is terminated, then all amounts owing to Bayern Munich up to the date of the termination will be paid to Bayern Munich, and thereafter there will be no obligation to pay any further amounts to Bayern Munich pursuant to this Agreement, notwithstanding Bayern Munich's right to claim damages from Skillstorm arising from or in connection with a termination of this Agreement, caused by any breach of contractual or other obligations by Skillstorm.

4. **Representations and Warranties**

(a) Skillstorm represents and warrants that it shall only use Bayern Munich's name and endorsement of the Online Soccer Program in a manner that will preseive and protect its goodwill and reputation and not otherwise impair such goodwill or bring Bayern Munich's reputation into disrepute.

(b) Skillstorm will obtain consent from Bayern Munich prior to allowing any third party advertiser or sponsor that Skillstorm directly works with to be recognized on Skillstorm's website, or to be linked with the name and/or image of Bayern Munich in any other way, such as, but not limited to donating the Online Soccer Program to students or other third parties. Skillstorm and Bayern Munich each acknowledge that the purpose of obtaining this consent is to avoid conflicts with any of Bayern Munich's sponsors. Bayern Munich will not unreasonably withhold its consent should no such conflict be identified with a third party advertiser or sponsor.

5. **Ownership Rights**

The parties acknowledge and agree that the Film Footage produced and developed by Skillstorm is and shall remain the sole and exclusive property of Skillstorm.

6. **Assignment and Enurement**

This Agreement may only be assigned or transferred by a party with the prior written consent of the other party, such consent not to be unreasonably withheld. This Agreement may not be assigned or transferred by Bayern Munich.

7. **Further Assurances**

The parties to this Agreement shall, without further consideration, do and perform all such further acts and execute all such further deeds and documents as are reasonably required in order to give effect to this Agreement and the transactions contemplated herein.

8. **Amendment**

This Agreement may not be amended, modified or varied except by an instrument in writing signed by the parties.

9. **Entire Agreement**

Except as this Agreement ratifies the terms of the Original Agreement as expressly provided herein, this Agreement constitutes the entire agreement between the parties as to the subject matter hereof and supersedes, cancels and replaces all previous agreements, understandings or representations, verbal or written, made between the parties regarding the subject matter of this Agreement.

10. Heading and Preamble

The headings are for reference purposes and shall not effect in any way the meaning and interpretation of this Agreement. The preamble and recitation to this Agreement are true and correct and form an integral part of this Agreement.

11. Governing Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Federal Republic of Germany. The parties agree that any litigation between the parties, which arises pursuant to or in connection with this Agreement, or any of its provisions, shall be referred to the Landgericht München I and shall not be referred to the Courts of any other jurisdiction.

12. Notices

Any notice or other writing required or permitted to be given hereunder to any party shall be sufficiently given if delivered personally, or if sent by pre-paid registered mail or sent by facsimile to such party:

in the case of notice to Bayern Munich, at:

FC Bayern Munich AG
PO Box 90 04 51
D-81504 Munich
Attention: Michael Gerlinger
Fax: +49 89 64 41 65

in the case of a notice to Skillstorm, at:

308-259 Midpark Way S.E.
Calgary, Alberta T2X 1M2
Attention: Colin Innes, Chief Executive Officer
Fax: (403) 256-8808

or at such other address as may from time to time be provided in writing by any of the parties. Any such notice shall be delivered by hand or by facsimile transmission or mail and shall be deemed to have been given, if delivered by hand or by facsimile transmission, on the day delivered or the day of transmission if a business day and, if not, on the first business day after the day of delivery or transmission, and, if mailed, on the seventh business day following the date of posting provided that if there shall be between the time of mailing and the actual receipt of the notice a mail strike or other labour dispute which might affect delivery of such notice by mail, then such notice shall be effective only if delivered by fax or by hand.

13. Counterpart and Facsimile

This Agreement may be executed in counterparts with the same affect as if the parties had all signed the same document, each of which when so executed shall be deemed to be an original and both of which together shall constitute one and the same agreement. This Agreement may be executed by facsimile.

IN WITNESS OF WHICH the parties have executed this Agreement effective as of the date first above written.

F.C. BAYERN MUNICH

Per: 

SKILLSTORM ONLINE LEARNING INC.

Per: , CEO
Colin Innes

Per: , President
Thomas Nitendorf

Vertrag Skillstorm FCB
CAL_LAW\ 1129140\3



Creating Champions Online

Confirmation of Order

Date: May 3, 2005

Organization Details:

Calgary Minor Soccer Association

7000 – 48th Street SE

Calgary, Alberta

T2C 4E1

Number of Users	2,898
Total	$10,000.00
GST	700.00
Total Cost	$10,700.00
Subscription Term	90 Days

Business Number: 851797274RT0001

Process Review

1. You provides us with a spreadsheet with all the users and their respective information.
2. We populate a part of our database with this spreadsheet information.
3. We assign a specific promotion code to your group of users and their email addresses. That way only the email address together with the code can bypass WorldPay.
4. We then issue an email to the users with a hyperlink to our registration page along with instructions to complete registration using the promotion code and their email address.
5. Users complete the registration process and accept the terms and conditions of our product. This process also gives users information on Skillstorm's Privacy Policy.

IN WITNESS WHEREOF the parties understand this Agreement and have caused this Agreement to be executed duly by their authorized representatives as of the date first set forth above.

Skillstorm Online Learning Inc.	Calgary Minor Soccer Association
Signature [signature]	Signature [signature]
Name/Title (printed) S. INNES, CEO	Name/Title(printed) DARYL LEINWEBER


intersports

Acceleration Corp.

Letter of Agreement

LAUSITZER SPORTSCHULE
Gesamtschule mit gymnasialer Oberstufe **/ Intersports Acceleration Corp.**
Interactive CD-ROM Sport Management ,Coaching and training Program

(1) Intersports Acceleration will acquire and use film footage of teams demonstrating warm ups, skills, drills and modified scrimages of the main age groups U10, U12, U14, U16 and U18.

(2) Intersports Acceleration will produce and distribute exerpts from this footage on an interactive CD-ROM Sport Management Program.

(3) Intersports Acceleration will pay a royalty of 5.00 DM per program sold. This royalty will be payable every three months with yearly audited statements

Agreed to by

[signature]
Thomas Niendorf
for Intersports Acceleration Corp.

Date 06.10.97

[signature]
LAUSITZER SPORTSCHULE
Gesamtschule mit gymnasialer Oberstufe
Linnéstraße 1 - 4
03050 Cottbus
Tel. (03 55) 47 10 91

HEAD OFFICE
3601-6th Street S.W.
Calgary, AB. CANADA T2S 2C8
Phone: (403) 287-8885
Fax: (403) 243-0939
Email: [illegible]

UK OFFICE
PO BOX 148
MANCHESTER, ENGLAND M5 2VX
Phone: 01144 (161) 707-6646
Fax: 011 44 (161) 789-7486
Email: [illegible]

GERMAN OFFICE
Rodensteinstr. 10
64625 Bensheim
Phone: 01149 6251 89761
Email: [illegible]


intersports

Acceleration Corp.

Head Office
3801-5th St. S.W.
Calgary,AB.
CANADA T2S 2C8
Ph. (403) 287-9885
Fax (403) 243-0939
E-MAIL
insports@cadvision.com

UK Office
PO Box 148
Manchester U.K. M52WX
Ph. 01144(161)7078848
Fax. 01144(161)7697488
E-MAIL
sfss@emc.edi.co.uk

German Office
Rodensteinstr 10
6425 Bensheim
Ph.&Fax 04911-6251-69781
E-MAIL
insports@t-online.de

Webb Site
www.inter-sports.com

LETTER OF AGREEMENT
Between
F.C. BAYERN MUNICH
and
INTERSPORTS ACCELERATION CORP.
Interactive CD-ROM Sport Management
Coaching and Training Program

1. Bayern Munich will allow Intersports Acceleration to acquire and use film footage of Bayern Munich teams demonstrating warm-up exercises, skills,drills and modified scrimmages of the main age groups: U10, U12, U14, U16and U18.

2. Intersports Acceleration will produce and distribute excerpts from this footage on an interactive CD-ROM Sport Management program.

3. Intersports Acceleration will provide Bayern Munich with final approval on the contents of the project before marketing it under Bayern Munich endorsement, e.g. approved by 'The Bayern Munich Youth Training Program'.

4. Intersports Acceleration will pay to Bayern Munich a royalty of 10.00 DM per program sold. This royalty will be payable every three months and Bayern Munich will be provided with yearly audited statements.

5. Intersports Acceleration will prepay Bayern Munich a royalty for the first 10,000 programs sold in the amount of 100,000.00 DM. (10,000 programs x 10DM = 100,000.00DM).

Agreed to by

Thomas Niendorf
Thomas Niendorf for Intersports Acceleration Corp.

[signature]
For Bayern Munich F.C.

27.4. 1998
Date

Henry

Skillstorm Online Learning Inc.

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 1st day of March 2006, between Skillstorm Online learning Inc. ("the Company") and Henry Häusler ("the Contractor").

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement.

2. Duties, Term, and Compensation. The Contractor's duties, term of engagement, compensation and provisions for payment thereof shall be as set forth in the estimate previously provided to the Company by the Contractor and which is attached as Exhibit A, which may be amended in writing from time to time, or supplemented with subsequent estimates for services to be rendered by the Contractor and agreed to by the Company, and which collectively are hereby incorporated by reference.

3. Expenses. During the term of this Agreement, the Contractor shall bill and the Company shall reimburse him for all reasonable and approved out-of-pocket expenses which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, expenses for the time spend by Consultant in traveling to and from Company facilities shall not be reimbursable.

4. Written Reports. The Company may request that project plans, progress reports and a final results report be provided by Consultant on a monthly basis. A final results report shall be due at the conclusion of the project and shall be submitted to the Company in a confidential written report at such time. The results report shall be in such form and setting forth such information and data as is reasonably requested by the Company.

5. Inventions. Any and all inventions, discoveries, developments and innovations conceived by the Contractor during this engagement relative to the duties under this Agreement shall be the exclusive property of the Company; and the Contractor hereby assigns all right, title, and interest in the same to the Company. Any and all inventions, discoveries, developments and innovations conceived by the Contractor prior to the term of this Agreement and utilized by him in rendering duties to the Company are hereby licensed to the Company for use in its operations and for an infinite duration. This license is non-exclusive, and may be assigned without the Contractor's prior written approval by the Company to a wholly-owned subsidiary of the Company.

6. Confidentiality. The Contractor acknowledges that during the engagement he will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that he will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, blueprints, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items

relating to the business of the Company, whether prepared by the Contractor or otherwise coming into his possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, or whenever requested by the Company, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in [his or her] possession or under [his or her] control. The Contractor further agrees that [he or she] will not disclose [his or her] retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of [his or her] relationship to the Company and of the services hereunder.

7. Conflicts of Interest; Non-hire Provision. The Contractor represents that he is free to enter into this Agreement, and that this engagement does not violate the terms of any agreement between the Contractor and any third party. Further, the Contractor, in rendering [his or her] duties shall not utilize any invention, discovery, development, improvement, innovation, or trade secret in which [he or she] does not have a proprietary interest. During the term of this agreement, the Contractor shall devote as much of [his or her] productive time, energy and abilities to the performance of [his or her] duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other parties while performing services for the Company. For a period of six months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one year of such employment or engagement.

8. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the Contractor of any of the provisions of this Agreement will cause the Company irreparable injury and damage. The Contractor expressly agrees that the Company shall be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement by the Contractor. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the Company may have for damages or otherwise. The various rights and remedies of the Company under this Agreement or otherwise shall be construed to be cumulative, and no one of the them shall be exclusive of any other or of any right or remedy allowed by law.

9. Merger. This Agreement shall not be terminated by the merger or consolidation of the Company into or with any other entity.

10. Termination. The Company may terminate this Agreement at any time by 20 working days' written notice to the Contractor. In addition, if the Contractor is convicted of any crime or offense, fails or refuses to comply with the written policies or reasonable directive of the Company, is guilty of serious misconduct in connection with performance hereunder, or materially breaches provisions of this Agreement, the Company at any time may terminate the engagement of the Contractor immediately and without prior written notice to the Contractor.

11. Independent Contractor. This Agreement shall not render the Contractor an employee, partner, agent of, or joint venturer with the Company for any purpose. The Contractor is and will remain an independent contractor in his relationship to the Company. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

12. Insurance. The Company will carry commercial general liability insurance.

13. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

14. Choice of Law. The laws of the Province of Alberta shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

15. Arbitration. Any controversies arising out of the terms of this Agreement or its interpretation shall be settled in Alberta in accordance with the rules of the American Arbitration Association, and the judgment upon award may be entered in any court having jurisdiction thereof.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Assignment. The Contractor shall not assign any of his rights under this Agreement, or. delegate the performance of any of his duties hereunder, without the prior written consent of the Company.

19. Notices. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to the Contractor: Henry Häusler
Am Krusenick 4
12555 Berlin

If to the Company: Skillstorm Online Learning Inc
308,259 Midpark Way SE
Calgary AB T2X 1M2

Any party hereto may change its address for purposes of this paragraph by written

notice given in the manner provided above.

20. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

21. Entire Understanding. This document and any exhibit attached constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

22. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

Skillstorm Online Learning Inc

By: 
Colin Innes CEO

Henry Häusler

By: 

Skillstorm Online Learning Inc.

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 5th_day of February 2007, between Skillstorm Online learning Inc. ("the Company") and Peter Malakoane ("the Contractor").

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement.

2. Duties, Term, and Compensation. The Contractor's duties, term of engagement, compensation and provisions for payment thereof shall be as set forth in the estimate previously provided to the Company by the Contractor and which is attached as Exhibit A, which may be amended in writing from time to time, or supplemented with subsequent estimates for services to be rendered by the Contractor and agreed to by the Company, and which collectively are hereby incorporated by reference.

3. Expenses. During the term of this Agreement, the Contractor shall bill and the Company shall reimburse him for all reasonable and approved out-of-pocket expenses which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, expenses for the time spend by Consultant in traveling to and from Company facilities shall not be reimbursable.

4. Written Reports. The Company may request that project plans, progress reports and a final results report be provided by Consultant on a monthly basis. A final results report shall be due at the conclusion of the project and shall be submitted to the Company in a confidential written report at such time. The results report shall be in such form and setting forth such information and data as is reasonably requested by the Company.

5. Inventions. Any and all inventions, discoveries, developments and innovations conceived by the Contractor during this engagement relative to the duties under this Agreement shall be the exclusive property of the Company; and the Contractor hereby assigns all right, title, and interest in the same to the Company. Any and all inventions, discoveries, developments and innovations conceived by the Contractor prior to the term of this Agreement and utilized by him in rendering duties to the Company are hereby licensed to the Company for use in its operations and for an infinite duration. This license is non-exclusive, and may be assigned without the Contractor's prior written approval by the Company to a wholly-owned subsidiary of the Company.

6. Confidentiality. The Contractor acknowledges that during the engagement he will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that he will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, blueprints, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items

relating to the business of the Company, whether prepared by the Contractor or otherwise coming into his possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, or whenever requested by the Company, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in [his or her] possession or under [his or her] control. The Contractor further agrees that [he or she] will not disclose [his or her] retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of [his or her] relationship to the Company and of the services hereunder.

7. Conflicts of Interest; Non-hire Provision. The Contractor represents that he is free to enter into this Agreement, and that this engagement does not violate the terms of any agreement between the Contractor and any third party. Further, the Contractor, in rendering [his or her] duties shall not utilize any invention, discovery, development, improvement, innovation, or trade secret in which [he or she] does not have a proprietary interest. During the term of this agreement, the Contractor shall devote as much of [his or her] productive time, energy and abilities to the performance of [his or her] duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other parties while performing services for the Company. For a period of six months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one year of such employment or engagement.

8. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the Contractor of any of the provisions of this Agreement will cause the Company irreparable injury and damage. The Contractor expressly agrees that the Company shall be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement by the Contractor. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the Company may have for damages or otherwise. The various rights and remedies of the Company under this Agreement or otherwise shall be construed to be cumulative, and no one of the them shall be exclusive of any other or of any right or remedy allowed by law.

9. Merger. This Agreement shall not be terminated by the merger or consolidation of the Company into or with any other entity.

10. Termination. The Company may terminate this Agreement at any time by 20 working days' written notice to the Contractor. In addition, if the Contractor is convicted of any crime or offense, fails or refuses to comply with the written policies or reasonable directive of the Company, is guilty of serious misconduct in connection with performance hereunder, or materially breaches provisions of this Agreement, the Company at any time may terminate the engagement of the Contractor immediately and without prior written notice to the Contractor.

11. Independent Contractor. This Agreement shall not render the Contractor an employee, partner, agent of, or joint venturer with the Company for any purpose. The Contractor is and will remain an independent contractor in his relationship to the Company. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

12. Insurance. The Company will carry commercial general liability insurance.

13. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

14. Choice of Law. The laws of the Province of Alberta shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

15. Arbitration. Any controversies arising out of the terms of this Agreement or its interpretation shall be settled in Alberta in accordance with the rules of the American Arbitration Association, and the judgment upon award may be entered in any court having jurisdiction thereof.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Assignment. The Contractor shall not assign any of his rights under this Agreement, or delegate the performance of any of his duties hereunder, without the prior written consent of the Company.

19. Notices. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to the Contractor: Peter Malakoane
10502 Rockyledge St NW
Calgary, AB T3G 5N2

If to the Company: Skillstorm Online Learning Inc
308,259 Midpark Way SE
Calgary AB T2X 1M2

Any party hereto may change its address for purposes of this paragraph by written

notice given in the manner provided above.

20. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

21. Entire Understanding. This document and any exhibit attached constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

22. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

Skillstorm Online Learning Inc


By:________________
Colin Innes CEO

Peter Malakoane


By:________________

Skillstorm Online Learning Inc.

INDEPENDENT CONTRACTOR AGREEMENT

This Agreement is entered into as of the 27th_day of February 2006, between Skillstorm Online learning Inc. ("the Company") and Peter Ränke ("the Contractor").

1. Independent Contractor. Subject to the terms and conditions of this Agreement, the Company hereby engages the Contractor as an independent contractor to perform the services set forth herein, and the Contractor hereby accepts such engagement.

2. Duties, Term, and Compensation. The Contractor's duties, term of engagement, compensation and provisions for payment thereof shall be as set forth in the estimate previously provided to the Company by the Contractor and which is attached as Exhibit A, which may be amended in writing from time to time, or supplemented with subsequent estimates for services to be rendered by the Contractor and agreed to by the Company, and which collectively are hereby incorporated by reference.

3. Expenses. During the term of this Agreement, the Contractor shall bill and the Company shall reimburse him for all reasonable and approved out-of-pocket expenses which are incurred in connection with the performance of the duties hereunder. Notwithstanding the foregoing, expenses for the time spend by Consultant in traveling to and from Company facilities shall not be reimbursable.

4. Written Reports. The Company may request that project plans, progress reports and a final results report be provided by Consultant on a monthly basis. A final results report shall be due at the conclusion of the project and shall be submitted to the Company in a confidential written report at such time. The results report shall be in such form and setting forth such information and data as is reasonably requested by the Company.

5. Inventions. Any and all inventions, discoveries, developments and innovations conceived by the Contractor during this engagement relative to the duties under this Agreement shall be the exclusive property of the Company; and the Contractor hereby assigns all right, title, and interest in the same to the Company. Any and all inventions, discoveries, developments and innovations conceived by the Contractor prior to the term of this Agreement and utilized by him in rendering duties to the Company are hereby licensed to the Company for use in its operations and for an infinite duration. This license is non-exclusive, and may be assigned without the Contractor's prior written approval by the Company to a wholly-owned subsidiary of the Company.

6. Confidentiality. The Contractor acknowledges that during the engagement he will have access to and become acquainted with various trade secrets, inventions, innovations, processes, information, records and specifications owned or licensed by the Company and/or used by the Company in connection with the operation of its business including, without limitation, the Company's business and product processes, methods, customer lists, accounts and procedures. The Contractor agrees that he will not disclose any of the aforesaid, directly or indirectly, or use any of them in any manner, either during the term of this Agreement or at any time thereafter, except as required in the course of this engagement with the Company. All files, records, documents, blueprints, specifications, information, letters, notes, media lists, original artwork/creative, notebooks, and similar items

relating to the business of the Company, whether prepared by the Contractor or otherwise coming into his possession, shall remain the exclusive property of the Company. The Contractor shall not retain any copies of the foregoing without the Company's prior written permission. Upon the expiration or earlier termination of this Agreement, or whenever requested by the Company, the Contractor shall immediately deliver to the Company all such files, records, documents, specifications, information, and other items in [his or her] possession or under [his or her] control. The Contractor further agrees that [he or she] will not disclose [his or her] retention as an independent contractor or the terms of this Agreement to any person without the prior written consent of the Company and shall at all times preserve the confidential nature of [his or her] relationship to the Company and of the services hereunder.

7. Conflicts of Interest; Non-hire Provision. The Contractor represents that he is free to enter into this Agreement, and that this engagement does not violate the terms of any agreement between the Contractor and any third party. Further, the Contractor, in rendering [his or her] duties shall not utilize any invention, discovery, development, improvement, innovation, or trade secret in which [he or she] does not have a proprietary interest. During the term of this agreement, the Contractor shall devote as much of [his or her] productive time, energy and abilities to the performance of [his or her] duties hereunder as is necessary to perform the required duties in a timely and productive manner. The Contractor is expressly free to perform services for other parties while performing services for the Company. For a period of six months following any termination, the Contractor shall not, directly or indirectly hire, solicit, or encourage to leave the Company's employment, any employee, consultant, or contractor of the Company or hire any such employee, consultant, or contractor who has left the Company's employment or contractual engagement within one year of such employment or engagement. .

8. Right to Injunction. The parties hereto acknowledge that the services to be rendered by the Contractor under this Agreement and the rights and privileges granted to the Company under the Agreement are of a special, unique, unusual, and extraordinary character which gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated by damages in any action at law, and the breach by the Contractor of any of the provisions of this Agreement will cause the Company irreparable injury and damage. The Contractor expressly agrees that the Company shall be entitled to injunctive and other equitable relief in the event of, or to prevent, a breach of any provision of this Agreement by the Contractor. Resort to such equitable relief, however, shall not be construed to be a waiver of any other rights or remedies that the Company may have for damages or otherwise. The various rights and remedies of the Company under this Agreement or otherwise shall be construed to be cumulative, and no one of the them shall be exclusive of any other or of any right or remedy allowed by law.

9. Merger. This Agreement shall not be terminated by the merger or consolidation of the Company into or with any other entity.

10. Termination. The Company may terminate this Agreement at any time by 20 working days' written notice to the Contractor. In addition, if the Contractor is convicted of any crime or offense, fails or refuses to comply with the written policies or reasonable directive of the Company, is guilty of serious misconduct in connection with performance hereunder, or materially breaches provisions of this Agreement, the Company at any time may terminate the engagement of the Contractor immediately and without prior written notice to the Contractor.

11. Independent Contractor. This Agreement shall not render the Contractor an employee, partner, agent of, or joint venturer with the Company for any purpose. The Contractor is and will remain an independent contractor in his relationship to the Company. The Company shall not be responsible for withholding taxes with respect to the Contractor's compensation hereunder. The Contractor shall have no claim against the Company hereunder or otherwise for vacation pay, sick leave, retirement benefits, social security, worker's compensation, health or disability benefits, unemployment insurance benefits, or employee benefits of any kind.

12. Insurance. The Company will carry commercial general liability insurance.

13. Successors and Assigns. All of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, if any, successors, and assigns.

14. Choice of Law. The laws of the Province of Alberta shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

15. Arbitration. Any controversies arising out of the terms of this Agreement or its interpretation shall be settled in Alberta in accordance with the rules of the American Arbitration Association, and the judgment upon award may be entered in any court having jurisdiction thereof.

16. Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

17. Waiver. Waiver by one party hereto of breach of any provision of this Agreement by the other shall not operate or be construed as a continuing waiver.

18. Assignment. The Contractor shall not assign any of his rights under this Agreement, or delegate the performance of any of his duties hereunder, without the prior written consent of the Company.

19. Notices. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to the Contractor: Peter Ränke
Spechtstr 11
14612 Falkensee

If to the Company: Skillstorm Online Learning Inc
308,259 Midpark Way SE
Calgary AB T2X 1M2

Any party hereto may change its address for purposes of this paragraph by written

notice given in the manner provided above.

20. Modification or Amendment. No amendment, change or modification of this Agreement shall be valid unless in writing signed by the parties hereto.

21. Entire Understanding. This document and any exhibit attached constitute the entire understanding and agreement of the parties, and any and all prior agreements, understandings, and representations are hereby terminated and canceled in their entirety and are of no further force and effect.

22. Unenforceability of Provisions. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF the undersigned have executed this Agreement as of the day and year first written above. The parties hereto agree that facsimile signatures shall be as effective as if originals.

Skillstorm Online Learning Inc



By: ______________________
Colin Innes CEO

Peter Ränke



By: ______________________

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

SKILLSTORM ACQUISITION SUB, INC.,

AND

SKILLSTORM ONLINE LEARNING, INC.

DATED AS OF JANUARY 13, 2006

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of January 13, 2006 between Skillstorm Acquisition Sub, Inc., a Washington Corporation ("SAS") and Skillstorm Online Learning, Inc., a Washington corporation ("SKILLSTORM").

RECITALS

A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.2) and in accordance with the Washington Business Corporations Act ("WASHINGTON LAW"), SKILLSTORM and SAS intend to enter into a business combination transaction.

B. Immediately upon the Effective Time (as defined in Section 1.2) of the Merger (as defined herein), the Board of Directors of SKILLSTORM (as the combined SAS resulting from such business combination transaction) will consist of one (1) members, with designees of SAS, as set forth herein, to hold such one (1) such seats and SKILLSTORM shall have no right to name designees to hold any such seats.

C. The Board of Directors of SAS (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of SAS and fair to, and in the best interests of, SAS and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the stockholders of SAS adopt and approve this Agreement and approve the Merger.

D. The Board of Directors of SKILLSTORM (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of SKILLSTORM and fair to, and in the best interests of, SKILLSTORM and its shareholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the shareholders of SKILLSTORM vote to approve the issuance of shares of SKILLSTORM Common Stock (as defined herein) to the stockholders of SAS pursuant to the terms of the Merger.

E. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE").

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of

WASHINGTON LAW, SAS shall be merged with and into SKILLSTORM (the "Merger"), the separate corporate existence of SAS shall cease and SKILLSTORM shall continue as the surviving corporation. SKILLSTORM as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING CORPORATION."

1.2 Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "CERTIFICATE OF MERGER"), with the Secretary of State of the State of Washington in accordance with the relevant provisions of WASHINGTON LAW (the time of such filing (or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger) being the "EFFECTIVE TIME") as soon as practicable on or after the Closing Date (as defined herein). Unless the context otherwise requires, the term "AGREEMENT" as used herein refers collectively to this Agreement and Plan of Reorganization and the Certificate of Merger. The closing of the Merger (the "CLOSING") shall take place at the offices of The Otto Law Group, PLLC at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VII, or at such other time, date and location as the parties hereto agree in writing (the "CLOSING DATE").

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of WASHINGTON LAW. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of SAS shall vest in the Surviving Corporation, and all debts, liabilities and duties of SAS shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Articles of Incorporation; Bylaws.

(a) At the Effective Time, the Articles of Incorporation of SKILLSTORM, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Articles of Incorporation of the Surviving Corporation.

(b) The Bylaws of SKILLSTORM, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

1.5 Directors and Officers. Upon the Effective Time, the Board of Directors of SKILLSTORM shall consist of Colin Innes (who shall act as Chairman and sole Director) and the officers of the SKILLSTORM shall include Colin Innes (who shall act as Chief Executive Officer and President), Thomas Niendorf (who shall act as Executive VP, Soccer) and Ted Williams (who shall act as Chief Financial Officer), each such director and officer to serve until his respective successor is duly elected or appointed and qualified.

1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of SAS, SKILLSTORM or the holders of any of the following securities:

(a) Conversion of SAS Common Stock. Each share of Common Stock, no par value per share, of SAS (the "SAS Common Stock") issued and outstanding immediately prior to the Effective Time, (other than any shares of the SAS Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and automatically exchanged for an equal number (a one for one exchange) of shares of common stock of SKILLSTORM (the "Exchange Ratio"), no par value per share ("SKILLSTORM Common Stock"), upon surrender of the certificate representing such share of the SAS Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.). If any shares of the SAS Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with SAS, then the shares of SKILLSTORM Common Stock issued in exchange for such shares of SAS Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of SKILLSTORM Common Stock may accordingly be marked with appropriate legends. SAS shall take all action that may be necessary to ensure that, from and after the Effective Time, SKILLSTORM is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(b) Cancellation of SKILLSTORM-Owned Stock. Each share of SAS Common Stock held by SAS, SKILLSTORM or any direct or indirect wholly-owned subsidiary of SAS or of SKILLSTORM immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Capital Stock of SAS. Each share of Common Stock, no par value, of SAS issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Common Stock, no par value, of the Surviving Corporation. Each certificate evidencing ownership of shares of SAS Common Stock shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(d) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted (such adjustment to be subject to the consent of SAS, which shall not be unreasonably withheld) to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into SKILLSTORM Common Stock or SAS Common Stock), reorganization, recapitalization or other like change with respect to SKILLSTORM Common Stock or SAS Common Stock occurring on or after the date hereof and prior to the Effective Time.

(e) Fractional Shares. No fraction of a share of SKILLSTORM Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of SAS Common Stock who would otherwise be entitled to a fraction of a share of SKILLSTORM Common Stock (after aggregating all fractional shares of SKILLSTORM Common Stock to be received by such holder) shall receive from SKILLSTORM, in the sole discretion of SKILLSTORM, either the nearest whole share of Common Stock greater than any fraction of a share of Common Stock that any stockholder would otherwise receive, or an amount of cash to be determined by SKILLSTORM.

1.7 Surrender of Certificates.

(a) Exchange Agent. SKILLSTORM shall select an institution reasonably satisfactory to SAS to act as the exchange agent (the "EXCHANGE AGENT") in the Merger.

(b) Exchange Procedures. Promptly after the Effective Time, SKILLSTORM shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) a certificate or certificates (the "CERTIFICATES") which immediately prior to the Effective Time represented outstanding shares of SAS Common Stock whose shares were converted into the right to receive shares of SKILLSTORM Common Stock pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as SKILLSTORM may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of SKILLSTORM Common Stock. Upon surrender of Certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by SKILLSTORM, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor certificates representing the number of whole shares of SKILLSTORM Common Stock and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes to evidence only the ownership of the number of full shares of SKILLSTORM Common Stock into which such shares of SAS Common Stock shall have been so converted.

(c) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date of this Agreement with respect to SKILLSTORM Common Stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates with respect to the shares of SKILLSTORM Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest, certificates representing whole shares of SKILLSTORM Common Stock issued in exchange therefor, subject to applicable law, the amount of any such dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of SKILLSTORM Common Stock.

(d) Transfers of Ownership. If certificates for shares of SKILLSTORM Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to SKILLSTORM or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates for shares of SKILLSTORM Common Stock in any name other than that of the registered holder of the

Certificates surrendered, or established to the satisfaction of SKILLSTORM or any agent designated by it that such tax has been paid or is not payable.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.7, neither the Exchange Agent, SKILLSTORM, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of SKILLSTORM Common Stock or SAS Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

1.8 No Further Ownership Rights in SAS Common Stock. All shares of SKILLSTORM Common Stock issued upon the surrender for exchange of shares of SAS Common Stock in accordance with the terms hereof (together with any cash paid in respect thereof pursuant to Section 1.6(f) and 1.7(d)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SAS Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of SAS Common Stock which were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.9 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of capital stock of SAS held by a holder who has exercised and perfected appraisal rights for such shares in accordance with WASHINGTON LAW and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("DISSENTING SHARES"), shall not be converted into or represent a right to receive that number of shares of SKILLSTORM Common Stock (including any cash in lieu of fractional shares) that such holder is entitled to receive in the Merger, but the holder thereof shall only be entitled to such rights as are granted by WASHINGTON LAW.

(b) Notwithstanding the provisions of subsection (a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder's appraisal rights, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive that number of shares of SKILLSTORM Common Stock, plus any cash in lieu of fractional shares, upon surrender of the certificate representing such shares.

(c) SAS shall give SKILLSTORM (i) prompt notice of any written demand for appraisal received by SAS pursuant to the applicable provisions of WASHINGTON LAW and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. SAS shall not, except with the prior written consent of SKILLSTORM, voluntarily make any payment or offer to make any payment with respect to any such demands or offer to settle or settle any such demands. Any payments relating to Dissenting Shares shall be made solely by the Surviving Corporation, and no funds or other property will be provided by SAS.

1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of SKILLSTORM Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 1.6(g) and any dividends or distributions payable pursuant to Section 1.7(d); provided, however, that SKILLSTORM may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against SKILLSTORM, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11 Tax and Accounting Consequences.

(a) It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

(b) It is intended by the parties hereto that the Merger shall qualify for accounting treatment as a pooling of interests.

1.12 Taking of Necessary Action, Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SAS, the officers and directors of SAS will take all such lawful and necessary action, so long as such action is consistent with this Agreement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF SKILLSTORM

SKILLSTORM represents and warrants to SAS as follows:

2.1 Organization of SKILLSTORM.

(a) SKILLSTORM and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined herein) on SKILLSTORM.

(b) SKILLSTORM has delivered to SAS a true and complete list of all of SKILLSTORM's subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and listing the shareholders of each such subsidiary and the number of shares held by each such shareholder.

(c) SKILLSTORM has delivered or made available to SAS a true and correct copy of the Articles of Incorporation and Bylaws of SKILLSTORM and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. SKILLSTORM is not in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent governing instruments.

(d) When used in connection with SKILLSTORM, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of SKILLSTORM and its subsidiaries taken as a whole except for those changes, events and effects that are directly caused by (i) conditions affecting the United States economy as a whole, or (ii) conditions affecting the internet industry as a whole, which conditions (in the case of clause (i) or (ii)) do not affect SKILLSTORM in a disproportionate manner), or (iii) conditions that in the good faith judgment of SKILLSTORM's Board of Directors result principally from the execution or delivery of this Agreement or the announcement of the pendency of the Merger.

2.2 SKILLSTORM Capital Structure.

(a) The authorized capital stock of SKILLSTORM consists of 100,000,000 shares of Common Stock, $0.001 par value per share, of which there were 14,240,000 shares issued and outstanding as of the date of this Agreement and 10,000,000 shares of non-voting Preferred Stock, par value $.001 per share, of which 10,000 shares are issued or outstanding as of the date of this Agreement. All outstanding shares of SKILLSTORM Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of SKILLSTORM or any agreement or document to which SKILLSTORM is a party or by which it is bound.

2.3 Obligations With Respect to Capital Stock. There are no equity securities, partnership interests or similar ownership interests of any class of SKILLSTORM, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities SKILLSTORM owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of SKILLSTORM, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which SKILLSTORM is a party or by which it is bound obligating SKILLSTORM to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock, partnership interests or similar ownership interests of SKILLSTORM or obligating SKILLSTORM to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of SKILLSTORM, as of the date of this Agreement, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of SKILLSTORM or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

2.4 Authority.

(a) SKILLSTORM has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of SKILLSTORM, subject only to the filing of the Certificate of Merger pursuant to WASHINGTON LAW and the approval by SKILLSTORM's shareholders of the issuance of shares of SKILLSTORM Common Stock issuable under the terms of the Merger. A vote of the holders of a majority of the outstanding shares of SKILLSTORM Common Stock is required for SKILLSTORM's shareholders to approve the issuance of shares of SKILLSTORM Common Stock by virtue of the Merger. This Agreement has been duly executed and delivered by SKILLSTORM and, assuming the due authorization, execution and delivery, constitutes the valid and binding obligation of SKILLSTORM, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by SKILLSTORM and SAS do not, and the performance of this Agreement by each of SKILLSTORM and SAS will not (i) conflict with or violate the Articles of Incorporation or Bylaws of SKILLSTORM or the equivalent organizational documents of any of SKILLSTORM's other subsidiaries, (ii) subject to obtaining the approval of SKILLSTORM's shareholders of the issuance of shares of SKILLSTORM Common Stock by virtue of the Merger and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to SKILLSTORM (or SAS) or by which its or any of their respective properties is bound or affected, or (iii) assuming the receipt of all material consents, waivers and approvals referred to in the last sentence of this Section 2.4(a), result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair SKILLSTORM's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of SKILLSTORM pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SKILLSTORM is a party or by which SKILLSTORM or its or any of its respective properties are bound or affected. The SKILLSTORM Schedules list all material consents, waivers and approvals under any of SKILLSTORM's agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to SKILLSTORM in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Washington, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings (if any) as may be required under applicable federal and state securities laws and the securities or antitrust laws of any foreign country, and (v) such other consents, authorizations, filings, approvals and registrations (if any) which if not obtained or made would not be material to SKILLSTORM, have a material adverse effect on the ability of the parties to consummate the Merger.

2.5 Absence of Certain Changes or Events. Since the date of SKILLSTORM Balance Sheet there has not been: (i) any Material Adverse Effect on SKILLSTORM, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of SKILLSTORM's capital stock, or any purchase, redemption or other acquisition by SKILLSTORM of any of SKILLSTORM's capital stock or any other securities of SKILLSTORM or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of SKILLSTORM's capital stock, (iv) any granting by SKILLSTORM of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by SKILLSTORM of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by SKILLSTORM of any increase in severance or termination pay or any entry by SKILLSTORM into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving SKILLSTORM of the nature contemplated hereby, (v) entry by SKILLSTORM into any licensing or other agreement with regard to the acquisition or disposition of any material SKILLSTORM IP Rights (as defined in Section 3.8) other than licenses in the ordinary course of business consistent with past practice, (vi) any material change by SKILLSTORM in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by SKILLSTORM of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

2.6 Tax.

(a) Tax Returns and Audits.

(i) SKILLSTORM and each of its subsidiaries have timely filed all Returns relating to Taxes required to be filed by SKILLSTORM and each of its subsidiaries, except such Returns which are not material to SKILLSTORM, and have paid all Taxes shown to be due on such Returns.

(ii) SKILLSTORM and each of its subsidiaries as of the Effective Time will have withheld and paid over, as appropriate, with respect to its employees all federal and state, local and/or foreign income taxes, FICA, FUTA and other Taxes required to be withheld.

(iii) SKILLSTORM has not been delinquent in the payment of any Tax nor is there any Tax deficiency outstanding, proposed or assessed against SKILLSTORM, nor has SKILLSTORM executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) No audit or other examination of any Return of SKILLSTORM is presently in progress, nor has SKILLSTORM been notified of any request for such an audit or other examination.

(v) No adjustment relating to any Returns filed by SKILLSTORM has been proposed formally or informally by any Tax authority to SKILLSTORM or any representative thereof and, to the knowledge of SKILLSTORM, no basis exists for any such adjustment which would be material to SKILLSTORM.

(vi) SKILLSTORM has no liability for unpaid Taxes which has not been accrued for or reserved on the SKILLSTORM Balance Sheet, whether asserted or unasserted, contingent or otherwise, which is material to SKILLSTORM, and SAS has not incurred any liability for Taxes other than in the ordinary course of business since the date of the SAS Balance Sheet.

(vii) None of SKILLSTORM's assets are treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

(viii) There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of SKILLSTORM that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 404 of the Code.

(ix) SKILLSTORM has not filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by SKILLSTORM.

(x) SKILLSTORM is not, and has not been at any time, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

(xi) No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes payable by SKILLSTORM .

(xii) SKILLSTORM is not, nor has it been, a member of a consolidated, combined or affiliated group or is a party to or affected by any tax-sharing or allocation agreement or arrangement.

(xiii) The SKILLSTORM Schedules list (y) any Tax exemption, Tax holiday or other Tax-sparing arrangement that SKILLSTORM has in any jurisdiction, including the nature, amount and lengths of such Tax exemption, Tax holiday or other Tax-sparing arrangement and (z) any expatriate tax programs or policies affecting SKILLSTORM . Each of SKILLSTORM and its subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax-sparing arrangement or order of any Governmental Entity and the consummation of the transactions contemplated hereby will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sparing arrangement or order.

2.7 Intellectual Property.

(a) To the knowledge of SKILLSTORM, it and its subsidiaries own, or have the right to use, sell or license all intellectual property necessary or required for the conduct of their respective businesses as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "SKILLSTORM IP Rights").

(b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any of the SKILLSTORM IP Rights to which the SKILLSTORM or any subsidiary of the SKILLSTORM is a party or by which, to its knowledge, it is bound or affected, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any SKILLSTORM IP Rights or materially impair the right of SKILLSTORM, the Surviving Corporation to use, sell or license any SKILLSTORM IP Rights or portion thereof.

(c) To the knowledge of SKILLSTORM, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by SKILLSTORM does not violate any license or agreement between SKILLSTORM and any third party or infringe any intellectual property right of any other party.

(d) To the knowledge of SKILLSTORM, there is no pending or, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any SKILLSTORM IP Rights, nor has SKILLSTORM received any written notice asserting that any SKILLSTORM IP Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party.

(e) SKILLSTORM has taken commercially reasonable steps designed to safeguard and maintain the confidentiality of, and its proprietary rights in, all SKILLSTORM IP Rights.

2.8 Compliance; Permits; Restrictions.

(a) SKILLSTORM is not, in any material respect, in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to SKILLSTORM or by which SKILLSTORM or any of its is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SKILLSTORM is a party or by which SKILLSTORM or its properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to SKILLSTORM's knowledge, threatened against SKILLSTORM , nor has any Governmental Entity indicated an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon SKILLSTORM which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of SKILLSTORM, any acquisition of material property by SKILLSTORM or the conduct of business by SKILLSTORM as currently conducted.

(b) SKILLSTORM and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of SKILLSTORM (collectively, the "SKILLSTORM PERMITS"). SKILLSTORM and its subsidiaries are in compliance in all material respects with the terms of the SKILLSTORM Permits.

(c) Related Matters. SKILLSTORM has no knowledge of any pending regulatory action of any sort against SKILLSTORM or any Contract Manufacturer by any regulatory agency or any other duly authorized governmental authority which regulates the internet or the music industry in any jurisdiction which could have a Material Adverse Effect on SKILLSTORM, or in any material way limit or restrict the ability of the SKILLSTORM to market its existing products.

2.9 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which SKILLSTORM has received any notice of assertion nor, to SKILLSTORM's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against SKILLSTORM which reasonably would be likely to be material to SKILLSTORM, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

2.10 Brokers' and Finders' Fees. SKILLSTORM has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.11 Absence of Liens and Encumbrances. SKILLSTORM and each of its subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any liens or encumbrances except as reflected in the SKILLSTORM Financials and except for liens for taxes not yet due and payable and such imperfections of title and encumbrances, if any, which would not be material to SKILLSTORM.

2.12 Environmental Matters.

(a) Hazardous Material. To the knowledge of SKILLSTORM, except as reasonably would not be likely to result in a material liability to SKILLSTORM, no underground storage tanks and no amount of any Hazardous Material, but excluding office and janitorial supplies, are present, as a result of the actions of SKILLSTORM or any affiliate of SKILLSTORM, or, to SKILLSTORM's knowledge, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that SKILLSTORM has at any time owned, operated, occupied or leased.

(b) Hazardous Materials Activities. Except as reasonably would not be likely to result in a material liability to SKILLSTORM, SKILLSTORM has neither transported, stored, used, manufactured, disposed of, released or exposed its employees or others to Hazardous Materials in violation of any law in effect on or before the Closing Date, nor has SKILLSTORM engaged in any Hazardous Materials Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date hereof to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Permits. SKILLSTORM and its subsidiaries currently hold all environmental approvals, permits, licenses, clearances and consents (the "SKILLSTORM ENVIRONMENTAL PERMITS") necessary for the conduct of SKILLSTORM's and its subsidiaries' Hazardous Material Activities and other businesses of SKILLSTORM and its subsidiaries as such activities and businesses are currently being conducted. To the knowledge of SKILLSTORM, there are no facts or circumstances indicating that any SKILLSTORM Environment Permit will or may be revoked, suspended, canceled or not renewed. All appropriate action in connection with the renewal or extension of any SKILLSTORM Environmental Permit has been taken.

(d) Environmental Liabilities. No material action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to SKILLSTORM's knowledge, threatened concerning any SKILLSTORM Environmental Permit, Hazardous Material or any Hazardous Materials Activity of SKILLSTORM. SKILLSTORM is not aware of any fact or circumstance which could involve SKILLSTORM in any material environmental litigation or impose upon SKILLSTORM any material environmental liability. SKILLSTORM and its subsidiaries have not received notice, nor to the SKILLSTORM's knowledge is there a threatened notice, that SKILLSTORM or its subsidiaries are responsible, or potentially responsible, for the investigation, remediation, clean-up, or similar action at property presently or formerly used by SKILLSTORM for recycling, disposal, or handling of waste.

2.13 Labor Matters. No work stoppage or labor strike against SKILLSTORM is pending, threatened or reasonably anticipated. SKILLSTORM does not have knowledge of any activities or proceedings of any labor union to organize any Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to the knowledge of SKILLSTORM, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to SKILLSTORM. Neither SKILLSTORM has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. SKILLSTORM is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to SKILLSTORM Employees and no collective bargaining agreement is being negotiated by SKILLSTORM. SKILLSTORM and its subsidiaries are and have been in compliance in all material respects with all applicable laws regarding employment practices, terms and conditions of employment, and wages and hours (including, without limitation, WARN or any similar state or local law).

2.14 Agreements, Contracts and Commitments. SKILLSTORM is not a party to or is bound by:

(a) any employment or consulting agreement, contract or commitment with any officer or director level employee or member of SKILLSTORM's Board of Directors, other than those that are terminable by SKILLSTORM on no more than thirty (30) days notice without liability or financial obligation;

(b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between SKILLSTORM and any of its officers or directors;

(d) any agreement, contract or commitment containing any covenant limiting the freedom of SKILLSTORM to engage in any line of business or compete with any person or granting any exclusive distribution rights;

(e) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise; or

(f) any material joint marketing or development agreement. Neither SKILLSTORM, nor to SKILLSTORM's knowledge any other party to a SKILLSTORM Contract (as defined below), has breached, violated or defaulted under, or received notice that it has breached violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which SKILLSTORM is a party or by which it is bound of the type described in clauses (a) through (f) above (any such agreement, contract or commitment, a "SKILLSTORM CONTRACT") in such a manner as would permit any other party to cancel or terminate any such SKILLSTORM Contract, or would permit any other party to seek damages, which would be reasonably likely to be material to SKILLSTORM.

2.15 Change of Control Payments. There is no plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers or directors of SKILLSTORM as a result of or in connection with the Merger.

2.16 Board Approval. The Board of Directors of SKILLSTORM and SAS have, as of the date of this Agreement, determined that the Merger is fair to, and in the best interests of their respective shareholders.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SAS

SAS represents and warrants to SKILLSTORM as follows:

3.1 Organization of SAS.

(a) SAS and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified would not have a Material Adverse Effect (as defined herein) on SAS.

(b) SAS has delivered to SKILLSTORM a true and complete list of all of SAS's subsidiaries, indicating the jurisdiction of incorporation of each subsidiary and listing the shareholders of each such subsidiary and the number of shares held by each such shareholder.

(c) SAS has delivered or made available to SKILLSTORM a true and correct copy of the Certificate of Incorporation and Bylaws of SAS and similar governing instruments of each of its subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither SAS nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

(d) When used in connection with SAS, the term "MATERIAL ADVERSE EFFECT" means, for purposes of this Agreement, any change, event or effect that is materially adverse to the business, assets (including intangible assets), financial condition or results of operations of SAS and its subsidiaries taken as a whole except for those changes, events and effects that are directly caused by (i) conditions affecting the United States economy as a whole, or (ii) conditions affecting the internet industry as a whole, which conditions (in the case of clause (i) or (ii)) do not affect SAS in a disproportionate manner) or (iii) conditions that in the good faith judgment of SAS's Board of Directors result principally from the execution or delivery of this Agreement or the announcement of the pendency of the Merger.

3.2 SAS Capital Structure.

(a) The authorized capital stock of SAS consists of 50,000,000 shares of Common Stock, no par value per share, of which 16,843,760 shares of common stock are issued and outstanding as of the date of this Agreement. All outstanding shares of SAS Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Articles of Incorporation or Bylaws of SAS or any agreement or document to which SAS is a party or by which it is bound. SAS was formed on December 8, 2005, for the purpose of consummating the Merger, has no material assets or liabilities except as necessary for such purpose and has not, and prior to the Effective Time will not have, conducted any business except as necessary for such purpose. SAS has provided options (the "SAS Options") to certain employees and shareholders which if exercised would result in an additional 3,200,000 shares.

3.3 Obligations With Respect to Capital Stock. Except as set forth in Article 3.2(a) herein, there are no equity securities, partnership interests or similar ownership interests of any class of SAS, or any securities exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except for securities SAS owns, directly or indirectly through one or more subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any subsidiary of SAS, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding. Except as set forth in Section 3.2(a), there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which SAS or any of its subsidiaries is a party or by which it is bound obligating SAS or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock, partnership interests or similar ownership interests of SAS or any of its subsidiaries or obligating SAS or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement. There are no registration rights and, to the knowledge of SAS, as of the date of this Agreement, there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of SAS or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries.

3.4 Authority.

(a) SAS has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of SAS, subject only to the approval and adoption of this Agreement and the approval of the Merger by SAS's stockholders and the filing of the Certificate of Merger pursuant to WASHINGTON LAW. A vote of the holders of a majority of the outstanding shares of SAS Common Stock is required for SAS's stockholders to approve and adopt this Agreement and approve the Merger. This Agreement has been duly executed and delivered by SAS and, assuming the due authorization, execution and delivery by SKILLSTORM and, if applicable, SAS, constitutes a valid and binding obligation of SAS, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by SAS does not, and the performance of this Agreement by SAS will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of SAS or the equivalent organizational documents of any of its subsidiaries, (ii) subject to obtaining the approval and adoption of this Agreement and the approval of the Merger by SAS's stockholders and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to SAS or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) assuming the receipt of all material consents, waivers and approvals referred to in the last sentence of this Section 2.4(a), result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair SAS's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of SAS or any of its subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SAS or any of its subsidiaries is a party or by which SAS or any of its subsidiaries or its or any of their respective properties are bound or affected. SAS Schedules list all material consents, waivers and approvals under any of SAS's or any of its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other governmental authority or instrumentality, foreign or domestic ("GOVERNMENTAL ENTITY"), is required by or with respect to SAS in connection with the execution and delivery of this Agreement or the consummation of the Merger, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Washington, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings (if any) as may be required under applicable federal and state securities laws and the securities or antitrust laws of any foreign country, and (iii) such other consents, authorizations, filings, approvals and registrations (if any) which if not obtained or made would not be material to SAS or SKILLSTORM or have a material adverse effect on the ability of the parties to consummate the Merger.

3.5 SAS Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) of SAS (the "SAS FINANCIALS"), (x) was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, and (y) fairly presented the consolidated financial position of SAS and its subsidiaries as of and at the respective dates thereof and the consolidated results of SAS's operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring year-end adjustments. The balance sheet of SAS as of November 30, 2005, is hereinafter referred to as the "SAS BALANCE SHEET." Except as disclosed in SAS Financials, since the date of SAS Balance Sheet SAS has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of SAS taken as a whole, except liabilities (i) provided for in SAS Balance Sheet, or (ii) incurred since the date of SAS Balance Sheet in the ordinary course of business consistent with past practices.

3.6 Absence of Certain Changes or Events. Since the date of SAS Balance Sheet there has not been: (i) any Material Adverse Effect on SAS, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of SAS's or any of its subsidiaries' capital stock, or any purchase, redemption or other acquisition by SAS of any of SAS's capital stock or any other securities of SAS or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, (iii) any split, combination or reclassification of any of SAS's or any of its subsidiaries' capital stock, (iv) any granting by SAS or any of its subsidiaries of any increase in compensation or fringe benefits, except for normal increases of cash compensation in the ordinary course of business consistent with past practice, or any payment by SAS or any of its subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by SAS or any of its subsidiaries of any increase in severance or termination pay or any entry by SAS or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving SAS of the nature contemplated hereby, (v) entry by SAS or any of its subsidiaries into any licensing or other agreement with regard to the acquisition or disposition of any material SAS IP Rights (as defined in Section 2.7) other than licenses in the ordinary course of business consistent with past practice, (vi) any material change by SAS in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, or (vii) any revaluation by SAS of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business.

3.7 Intellectual Property.

(a) To the knowledge of SAS, SAS and its subsidiaries own, or have the right to use, sell or license all intellectual property necessary or required for the conduct of their respective businesses as presently conducted (such intellectual property and the rights thereto are collectively referred to herein as the "SAS IP RIGHTS").

(b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not constitute a breach of any instrument or agreement governing any of SAS IP Rights to which SAS or any subsidiary of SAS is a party or by which, to its knowledge, it is bound or affected, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any SAS IP Rights or materially impair the right of SAS, the Surviving Corporation or SKILLSTORM to use, sell or license any SAS IP Rights or portion thereof.

(c) To the knowledge of SAS, the manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by SAS or any of its subsidiaries does not violate any license or agreement between SAS or any of its subsidiaries and any third party nor infringe any intellectual property right of any other party.

(d) To the knowledge of SAS, there is no pending or, to the knowledge of SAS, threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of any SAS IP Rights, nor has SAS received any written notice asserting that any SAS IP

Rights or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party.

(c) SAS has taken commercially reasonable steps designed to safeguard and maintain the confidentiality of, and its proprietary rights in, all SAS IP Rights.

3.8 Compliance; Permits; Restrictions.

(a) Neither SAS nor any of its subsidiaries is, in any material respect, in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to SAS or any of its subsidiaries or by which SAS or any of its subsidiaries or any of their respective properties is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SAS or any of its subsidiaries is a party or by which SAS or any of its subsidiaries or its or any of their respective properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to SAS's knowledge, threatened against SAS or any of its subsidiaries, nor has any Governmental Entity indicated an intention to conduct the same. There is no agreement, judgment, injunction, order or decree binding upon SAS or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of SAS or any of its subsidiaries, any acquisition of material property by SAS or any of its subsidiaries or the conduct of business by SAS as currently conducted.

(b) SAS and its subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals from governmental authorities which are material to the operation of the business of SAS (collectively, the "SAS PERMITS"). SAS and its subsidiaries are in compliance in all material respects with the terms of SAS Permits.

(c) SAS has no knowledge of any pending regulatory action of any sort against SAS, by any regulatory agency or any other duly authorized governmental authority which regulates the internet or music industry in any jurisdiction which could have a Material Adverse Effect on SAS or in any material way limit or restrict the ability of SAS to market its existing products.

3.9 Litigation. There is no pending or, to the knowledge of SAS, there is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which SAS or any of its subsidiaries has received any notice of assertion nor, to SAS's knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against SAS or any of its subsidiaries which reasonably would be likely to be material to SAS, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

3.10 Brokers' and Finders' Fees. SAS has retained Saratoga Capital Partners ("Saratoga") as a finder in this merger.

3.11 Agreements, Contracts and Commitments. Neither SAS nor any of its subsidiaries is a party to or is bound by:

(a) any employment or consulting agreement, contract or commitment with any officer or director level employee or member of SAS's Board of Directors, other than those that are terminable by SAS or any of its subsidiaries on no more than thirty (30) days notice without liability or financial obligation;

(b) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(c) any agreement of indemnification or guaranty not entered into in the ordinary course of business other than indemnification agreements between SAS or any of its subsidiaries and any of its officers or directors;

(d) any agreement, contract or commitment containing any covenant limiting the freedom of SAS or any of its subsidiaries to engage in any line of business or compete with any person or granting any exclusive distribution rights;

(e) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets not in the ordinary course of business or any ownership interest in any corporation, partnership, joint venture or other business enterprise; or

(f) any material joint marketing or development agreement.

Neither SAS nor any of its subsidiaries, nor to SAS's knowledge any other party to a SAS Contract (as defined herein), has breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which SAS or any of its subsidiaries is a party or by which it is bound of the type described in clauses (a) through (f) above (any such agreement, contract or commitment, a "SAS CONTRACT") in such a manner as would permit any other party to cancel or terminate any such SAS Contract, or would permit any other party to seek damages, which would be reasonably likely to be material to SAS.

3.12 Change of Control Payments. SAS Schedules set forth each plan or agreement pursuant to which any amounts may become payable (whether currently or in the future) to current or former officers or directors of SAS as a result of or in connection with the Merger.

3.13 Board Approval. The Board of Directors of SAS has, as of the date of this Agreement, determined (i) that the Merger is fair to, and in the best interests of SAS and its stockholders, (ii) to propose this Agreement for approval and adoption by SAS's stockholders and to declare the advisability of this Agreement, and (iii) to recommend that the stockholders of SAS approve and adopt this Agreement and approve the Merger.

ARTICLE IV
CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, SAS (which for the purposes of this Article 5 shall include SAS and each of its subsidiaries) and SKILLSTORM (which for the purposes of this Article 5 shall include SKILLSTORM and each of its subsidiaries) agree, except to the extent that the other of them shall otherwise consent in writing, to carry on its business diligently and in accordance with good commercial practice and to carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable laws and regulations, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings. In addition, SAS and SKILLSTORM will promptly notify the other of any material event involving its business or operations. No information or knowledge obtained in any investigation will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger. In addition, except as permitted by the terms of this Agreement, without the prior written consent of the other, neither SAS nor SKILLSTORM shall do any of the following, and neither SAS nor SKILLSTORM shall permit its subsidiaries to do any of the following, nor take, or cause or permit to be taken, any other action that would be reasonably likely to have the effect of causing any of its respective representatives or warranties contained in this Agreement to become untrue if such representation or warranty were deemed made at the time such action is taken:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(b) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof and as previously disclosed in writing to the other, or adopt any new severance plan;

(c) Transfer or license to any person or entity or otherwise extend, amend or modify in any material respect any rights to SAS IP Rights or SKILLSTORM IP Rights, as the case may be, or enter into grants to future patent rights, other than in the ordinary course of business consistent with past practice;

(d) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(e) Repurchase or otherwise acquire, directly or indirectly, any shares of capital stock except pursuant to rights of repurchase of any such shares under any employee, consultant or director stock plan existing on the date hereof;

(f) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance of shares of SAS Common Stock or SKILLSTORM Common Stock, as the case may be, pursuant to the exercise of stock options therefor outstanding as of the date of this Agreement, (ii) the grant of options to purchase shares of SAS Common Stock or SKILLSTORM Common Stock, as the case may be, to be granted at fair market value in the ordinary course of business, consistent with past practice and in accordance with stock option plans existing on the date hereof, (iii) shares of SAS Common Stock or SKILLSTORM Common Stock, as the case may be, issuable upon the exercise of the options referred to in clause (ii), and (iv) shares of SAS Common Stock or SKILLSTORM Common Stock, as the case may be, issuable to participants in the SKILLSTORM Purchase Plan or the SAS Purchase Plan consistent with past practice and the terms thereof;

(g) Cause, permit or propose any amendments to any charter document or Bylaw (or similar governing instruments of any subsidiaries);

(h) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of SAS or SKILLSTORM, as the case may be, or enter into any material joint ventures, strategic partnerships or alliances;

(i) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material, individually or in the aggregate, to the business of SAS or SKILLSTORM, as the case may be, except in the ordinary course of business consistent with past practice;

(j) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire debt securities of SAS or SKILLSTORM, as the case may be, or guarantee any debt securities of others;

(k) Adopt or amend any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures;

(l) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

(m) Make any grant of exclusive rights to any third party;

(n) Take any action that would be reasonably likely to interfere with SKILLSTORM's ability to account for the Merger as a pooling of interests; or

(o) Agree in writing or otherwise to take any of the actions described in Article 4 (a) through (n) above, provided however that nothing in this Article IV shall be construed to limit or impair SKILLSTORM's ability or willingness to sell its securities to private investors prior to the Effective Time.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1 Confidentiality. As used in this Agreement, "Confidential Information" means all nonpublic information disclosed by the one party or its agents to the other or that, given the nature of the information or the circumstances surrounding its disclosure, reasonably should be considered as confidential or otherwise provided in connection with this Agreement. Confidential Information includes, without limitation (i) nonpublic information relating SKILLSTORM's or SAS's business, technology, customers, business plans, promotional and marketing activities, finances and other business affairs, and (ii) information provided by one party to the other party that is not in the public domain. The parties to this Agreement may use Confidential Information only in pursuance of its consummation of this Agreement. Except as expressly provided in this Agreement, each party will not disclose Confidential Information to any person or entity without the other party's prior written consent. Each party will take all reasonable measures to avoid disclosure, dissemination or unauthorized use of Confidential Information, including, at a minimum, those measures it takes to protect its own confidential information of a similar nature.

5.2 No Solicitation.

(a) Restrictions on SKILLSTORM.

(i) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, SKILLSTORM and its subsidiaries shall not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of, any proposals or offers by any person, entity or group (other than SAS and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning SKILLSTORM to, or afford any access to the properties, books or records of SKILLSTORM to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than SAS and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to SKILLSTORM. SKILLSTORM will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. For the purposes of this Agreement, an "ACQUISITION PROPOSAL" with respect to an entity means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving the entity or any subsidiaries of the entity (other than sales of assets or inventory in the ordinary course of business or as permitted under the terms of this Agreement), (ii) sale of 15% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto and only for so long as such person or group continues to be eligible to report its beneficial ownership of such capital stock on Schedule 13G); or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. SKILLSTORM will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. SKILLSTORM will (i) notify SAS as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify SAS of the significant terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions of this Section 5.3(a), from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, SKILLSTORM and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than SAS); provided, however, that nothing herein shall prohibit SKILLSTORM's Board of Directors from taking and disclosing to SKILLSTORM's shareholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

(ii) Notwithstanding the provisions of paragraph (a)(i) above, prior to the Effective Time, SKILLSTORM may, to the extent the Board of Directors of SKILLSTORM determines, in good faith, after consultation with outside legal counsel, that the Board's fiduciary duties under applicable law require it to do so, participate in discussions or negotiations with, and, subject to the requirements of paragraph (a)(iii), below, furnish information to any person, entity or group after such person, entity or group has delivered to SKILLSTORM in writing, an unsolicited bona fide Acquisition Proposal which the Board of Directors of SKILLSTORM in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable than the Merger to the stockholders of SKILLSTORM (a "SKILLSTORM SUPERIOR PROPOSAL"). In addition, notwithstanding the provisions of paragraph (a)(i) above, in connection with a possible Acquisition Proposal,

SKILLSTORM may refer any third party to this Section 5.3(a) or make a copy of this Section 5.3(a) available to a third party.

(b) Restrictions on SAS.

From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to its terms, SAS and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, (i) solicit or knowingly encourage submission of, any proposals or offers by any person, entity or group (other than SKILLSTORM and its affiliates, agents and representatives), or (ii) participate in any discussions or negotiations with, or disclose any non-public information concerning SAS or any of its subsidiaries to, or afford any access to the properties, books or records of SAS or any of its subsidiaries to, or otherwise assist or facilitate, or enter into any agreement or understanding with, any person, entity or group (other than SKILLSTORM and its affiliates, agents and representatives), in connection with any Acquisition Proposal with respect to SAS. SAS will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. SAS will (i) notify SKILLSTORM as promptly as practicable if any inquiry or proposal is made or any information or access is requested in connection with an Acquisition Proposal or potential Acquisition Proposal and (ii) as promptly as practicable notify SKILLSTORM of the significant terms and conditions of any such Acquisition Proposal. In addition, subject to the other provisions of this Section 5.3(b), from and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to its terms, SAS and its subsidiaries will not, and will instruct their respective directors, officers, employees, representatives, investment bankers, agents and affiliates not to, directly or indirectly, make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal made by any person, entity or group (other than SKILLSTORM); provided, however, that nothing herein shall prohibit SAS's Board of Directors from taking and disclosing to SAS's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

5.3 Public Disclosure. SKILLSTORM and SAS will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger, this Agreement or an Acquisition Proposal and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or Nasdaq.

5.4 Legal Requirements. SKILLSTORM and SAS will use their respective reasonable commercial efforts to take all actions necessary or desirable to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals by or filings with any Governmental Entity, and prompt resolution of any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such filings with or investigations by any Governmental Entity, and any other such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement. SKILLSTORM will use its commercially reasonable efforts to take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of SKILLSTORM Common Stock pursuant hereto. SAS will use its commercially reasonable efforts to assist SKILLSTORM as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of SKILLSTORM Common Stock pursuant hereto.

5.5 Third Party Consents. As soon as practicable following the date hereof, SKILLSTORM and SAS will each use its commercially reasonable efforts to obtain all material consents, waivers and approvals under any of its or its subsidiaries' agreements, contracts, licenses or leases required to be obtained in connection with the consummation of the transactions contemplated hereby.

5.6 Notification of Certain Matters. SKILLSTORM will give prompt notice to SAS, and SAS will give prompt notice to SKILLSTORM, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time such that the conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, would not be satisfied as a result thereof or (b) any material failure of SKILLSTORM or SAS, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.7 Reasonably Commercial Efforts and Further Assurances. Subject to the respective rights and obligations of SKILLSTORM and SAS under this Agreement, each of the parties to this Agreement will use its reasonably commercial efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement; provided that neither SKILLSTORM nor SAS nor any subsidiary or affiliate thereof will be required to agree to any divestiture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock. Subject to the foregoing, each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

5.8 Board of Directors and Certain Officers of the Combined SAS.

(a) The Board of Directors of SKILLSTORM will take all actions necessary to cause the Board of Directors of SKILLSTORM and the Surviving Corporation, immediately after the Effective Time, to consist of the one (1) person named in Section 1.5 hereof (the "SAS DESIGNEES"). If, prior to the Effective Time, any of SAS Designees or the SKILLSTORM's designees shall decline or be unable to serve as a director of SKILLSTORM or the Surviving

Corporation, SAS (if such person was designated by SAS) shall designate another person to serve in such person's stead, which person shall be reasonably acceptable to the other party.

(b) The Board of Directors of SKILLSTORM will take all actions necessary to cause the officers of SKILLSTORM and the Surviving Corporation, immediately after the Effective Time, to include the persons named in Section 1.5 hereof.

ARTICLE VI
CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder and Shareholder Approval. This Agreement shall have been approved and adopted, and the Merger shall have been duly approved, by the requisite vote under applicable law, by the stockholders of SAS.

(b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

6.2 Additional Conditions to Obligations of SAS. The obligation of SAS to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by SAS:

(a) Representations and Warranties. The representations and warranties of SKILLSTORM and SAS contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement. In addition, the representations and warranties of SKILLSTORM and SAS contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases where the failure to be so true and correct would not have a Material Adverse Effect on SKILLSTORM. SAS shall have received a certificate with respect to the foregoing signed on behalf of SKILLSTORM by the Chairman of the Board of Directors of SKILLSTORM. Such certificate shall also certify the about of liabilities incurred by SKILLSTORM from December 31, 2005 until the Closing Date, which amount of liabilities shall be acceptable to SAS, in its sole discretion.

(b) Agreements and Covenants. SKILLSTORM and SAS shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and SAS shall have received a certificate to such effect signed on behalf of SKILLSTORM by the Chief Executive Officer and the Chief Financial Officer of SKILLSTORM.

(c) Legal Opinion. SAS shall have received the legal opinion from The Otto Law Group, PLLC, legal counsel to SKILLSTORM, opining, in principal part, that SKILLSTORM is validly existing and duly organized in the State of Washington and that all shares of Common Stock to be issued by SKILLSTORM pursuant to this Agreement is validly existing, duly authorized and non-assessable.

(d) Material Adverse Effect. No Material Adverse Effect with respect to SKILLSTORM shall have occurred since the date of this Agreement.

(e) Appointment of Directors. The one (1) person named in Section hereof shall have been appointed to the Board of Directors of SAS effective not later than the Effective Time as evidenced by way of resolution of the Board of Directors of SKILLSTORM in a form acceptable to SAS in SAS's sole discretion and be the only directors of SKILLSTORM at such time.

(f) Liabilities. SKILLSTORM shall not have more than $50,000.00 in liabilities as of January 5, 2006.

(g) Certificate of Merger. SAS shall have approved in writing the form of Certificate of Merger which shall, pursuant to this Agreement, be filed with the Secretary of State of the State of Washington.

6.3 Additional Conditions to the Obligations of SKILLSTORM and SAS. The obligations of SKILLSTORM and SAS to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by SKILLSTORM:

(a) Representations and Warranties. The representations and warranties of SAS contained in this Agreement shall have been true and correct in all material respects as of the date of this Agreement. In addition, the representations and warranties of SAS contained in this Agreement shall be true and correct in all material respects on and as of the Effective Time except for changes contemplated by this Agreement and except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except in such cases (other than the representations in Sections 2.2, 2.3 and 2.19) where the failure to be so true and correct would not have a Material Adverse Effect on SAS. SKILLSTORM shall have received a certificate with respect to the foregoing signed on behalf of SAS by the President and Chief Executive Officer and the Chief Financial Officer of SAS.

(b) Agreements and Covenants. SAS shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the SKILLSTORM shall have received a certificate to such effect signed on behalf of SAS by the President and Chief Executive Officer and the Chief Financial Officer of SAS.

(c) Material Adverse Effect. No Material Adverse Effect with respect to SAS shall have occurred since the date of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by the stockholders of SAS or the approval of the issuance of SKILLSTORM Common Stock in connection with the Merger by the shareholders of SKILLSTORM:

(a) by mutual written consent duly authorized by the Boards of Directors of SKILLSTORM and SAS;

(b) by either SAS or SKILLSTORM if the Merger shall not have been consummated by December 31, 2005, provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either SAS or SKILLSTORM if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (an "ORDER"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

(d) by either SAS or SKILLSTORM if the required approvals of the stockholders of SAS or the shareholders of SKILLSTORM contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders or shareholders, as the case may be, duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to any party where the failure to obtain shareholder or stockholder approval of such party shall have been caused by the action or failure to act of such party in breach of this Agreement);

(e) by SKILLSTORM, if the Board of Directors of SAS recommends another proposal to the stockholders of SAS, or if the Board of Directors of SAS shall have withheld, withdrawn or modified in a manner adverse to SKILLSTORM its recommendation in favor of adoption and approval of this Agreement and approval of the Merger;

(f) by SAS, if the Board of Directors of SKILLSTORM recommends a SKILLSTORM Superior Proposal to the shareholders of SKILLSTORM, or if the Board of Directors of SKILLSTORM shall have withheld, withdrawn or modified in a manner adverse to SAS its recommendation in favor of approving the issuance of the shares of SKILLSTORM Common Stock by virtue of the Merger;

(g) by SAS, upon a breach of any representation, warranty, covenant or agreement on the part of SKILLSTORM set forth in this Agreement, or if any representation or warranty of SKILLSTORM shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in SKILLSTORM's representations and warranties or breach by SKILLSTORM is curable prior to December 31, 2005 by SKILLSTORM through the exercise of its commercially reasonable efforts, then SAS may not terminate this Agreement under this Section 8.1(g) provided SKILLSTORM continues to exercise such commercially reasonable efforts to cure such breach; or

(h) by SKILLSTORM, upon a breach of any representation, warranty, covenant or agreement on the part of SAS set forth in this Agreement, or if any representation or warranty of SAS shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in SAS's representations and warranties or breach by SAS is curable prior to December 3 1, 2005 by SAS through the exercise of its commercially reasonable efforts, then SKILLSTORM may not terminate this Agreement under this Section 7.1(h) provided SAS continues to exercise such commercially reasonable efforts to cure such breach. 7.2 Notice of Termination; Effect of Termination.

(i) by SAS if at any time prior to the Effective Time (including any extension of the Effective Time) if SKILLSTORM looses the quotation of its Common Stock on the OTCBB.

7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in this Section 7.2, Section 7.3 and Article 8, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3 Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided, however, that SKILLSTORM and SAS shall share equally all fees and expenses.

ARTICLE VIII
GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Covenants. The representations and warranties of SKILLSTORM and SAS contained in this Agreement shall terminate at the

Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a) if to SAS, to:

SAS Acquisition Sub, Inc.
210 - 259 Midpark Way SE
Calgary, Alberta Canada T2X 1M2
Attention: Colin Innes
Telephone No.: (403) 256-8808
Telecopy No.: (403) 256-8808

(b) with copy to:

The Otto Law Group, PLLC
601 Union St., Suite 4500
Seattle, Washington 98101
Attention: David M. Otto, Esq.
Telephone No.: (206) 262-9545
Telecopy No.: (206) 262-9513

(c) if to SKILLSTORM, to:

Skillstorm Online Learning, Inc.
C/o Northwest Corporate Services
1075 Bellevue Way NE #188
Bellevue, WA 98004
Attention: Christopher Turner

(d) with copy to:

8.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "THE BUSINESS OF" an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be "deemed to include" all direct and indirect subsidiaries of such entity. References herein to "Sections" are references to Sections hereof unless otherwise stated herein.

8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the confidentiality agreement herein contained in Section 5.2 hereof shall continue in full force and effect until the Closing and shall survive any termination of this Agreement for a period of five (5) years; and (b) are not intended to confer upon any other person any rights or remedies hereunder except as otherwise provided herein.

8.6 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; provided that issues involving the corporate governance of any of the parties hereto shall be governed by their respective jurisdictions of incorporation. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of the Superior Court of King County State of Washington, and the federal district court for the Western District of Washington, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Washington for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11 Definition of "Knowledge". Wherever used in this Agreement, the term "KNOWLEDGE" shall mean the actual knowledge of: (a) in the case of SAS, its (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Financial Officer and (iii) other Executive Vice Presidents; and (b) in the case of SKILLSTORM and SAS, SKILLSTORM's (i) Chief Executive Officer, (ii) President and Chief Operating Officer and (iii) Chief Financial Officer.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

SKILLSTORM ONLINE LEARNING, INC.:	SKILLSTORM ACQUISITION SUB, INC.:
By: ______________________ Name: Christopher Turner Title: President	By: ______________________ Name: Colin Innes Title: Director and CEO

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11 Definition of "Knowledge". Wherever used in this Agreement, the term "KNOWLEDGE" shall mean the actual knowledge of: (a) in the case of SAS, its (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Financial Officer and (iii) other Executive Vice Presidents; and (b) in the case of SKILLSTORM and SAS, SKILLSTORM's (i) Chief Executive Officer, (ii) President and Chief Operating Officer and (iii) Chief Financial Officer.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.



SKILLSTORM ONLINE LEARNING, INC.:	SKILLSTORM ACQUISITION SUB, INC.:
By: [signature] Name: Christopher Turner Title: President	By: __________ Name: Colin Innes Title: Director and CEO

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8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.10 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11 Definition of "Knowledge". Wherever used in this Agreement, the term "KNOWLEDGE" shall mean the actual knowledge of: (a) in the case of SAS, its (i) President and Chief Executive Officer, (ii) Executive Vice President and Chief Financial Officer and (iii) other Executive Vice Presidents; and (b) in the case of SKILLSTORM and SAS, SKILLSTORM's (i) Chief Executive Officer, (ii) President and Chief Operating Officer and (iii) Chief Financial Officer.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.



SKILLSTORM ONLINE LEARNING, INC.:	SKILLSTORM ACQUISITION SUB, INC.:
By:	By:
Name: Christopher Turner Title: President	Name: Colin Innes Title: Director and CEO

The Otto Law Group, PLLC
(206) 262-9545

December 18, 2007

Colin Innes
Chief Executive Officer and President
3518 Fremont Ave. North, Suite 399
Seattle, Washington 98103

Re: Opinion re Legality of Common Stock of Skillstorm Online Learning, Inc., a Washington corporation (the "Company") to be Issued Pursuant to Registration on Form 1-A.

Dear Mr. Innes:

This is to advise you that as securities counsel we have reviewed the corporate disclosures and proceedings in connection with the proposed offer and issuance of up to eighteen million (18,000,000) shares of common stock (the "Shares") of the Company to be registered on a Form 1-A, dated November 16, 2006 ("Regulation A Offering Statement"), as amended, filed with the Securities and Exchange Commission (the "SEC"). We have examined copies of such corporate records of the Company, certificates of authorized officers of the Company, and other documents, and have considered such matters of law as we deemed necessary as a basis for the opinions hereinafter expressed.

As to the various questions of fact material to these opinions, we have, when relevant facts were not independently established, relied upon certifications of responsible officers of the Company. All of the sources that we rely upon are believed to be reliable. We have examined certain records and proceedings of the Company, including the originals, photocopies, certified copies or other evidences of proceedings taken in connection with the authorization and proposed issuance of the Shares described above. In such examination we have assumed the all signatures are genuine and have assumed the authenticity of all documents submitted to us as certified copies or photocopies and the authenticity of the originals of such documents.

Based upon the foregoing, we are of the opinion that the proposed issuance of the Shares has been properly authorized and approved by the Board of Directors of the Company and that when the Shares are sold as contemplated by the Regulation A Offering Statement and the exhibits thereto, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to being named in the Regulation A Offering Statement and in the accompanying circular constituting a part thereof, as amended from time to time, as issuer's counsel and the attorneys who will pass upon legal matters in connection with the issuance or registration of the Shares, and to the filing of this opinion as an exhibit to the Regulation A Offering Statement.

As counsel to the Company, we are authorized to practice law, collectively, in the States of Washington, California and New York and are permitted to practice before the Securities and Exchange Commission (the "SEC"). We opine herein in reliance on the laws of the United States of America, and the Rules and Regulations promulgated thereunder, and in reliance on the laws of the State of Washington, the Company's state of incorporation, including all statutory provisions, all applicable provisions of the Washington Constitution and reported judicial decisions interpreting those laws.

Respectfully submitted,

THE OTTO LAW GROUP, PLLC



Enclosures

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized, in the City of Seattle, State of Washington, on December 18, 2007

Skillstorm Online Learning, Inc.
(Issuer)



By: ______________________
Name: Colin Innes
Its: Chairman, President and Chief Executive Officer

The following statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________
Name: Greg Heuss
Its: Director and Chief Operating Officer
Date: ______________, 200_



By: ______________________
Name: Ted Williams
Its: Chief Financial Officer
Date: Dec 18, 2007

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duty authorized, in the City of Seattle, State of Washington, on ________________,200_.

Skillstorm Online Learning, Inc.
(Issuer)

By: ________________________________
Name: Colin Innes
Its: Chairman, President and
Chief Executive Officer

The following statement has been signed by the following persons in the capacities and on the dates indicated.



By:
Name: Greg Heuss
Its: Director and Chief Operating Officer
Date: December 18, 2002

By: ________________________________
Name: Ted Williams
Its: Chief Financial Officer
Date: ________________, 200_

END